Form 20-F/A
period 2024-12-31
Euroholdings Ltd.
filed 2025-05-29
CIK 2032779

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________

FORM 20-F/A

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

For the transition period from _______ to _______

Commission file number 001-42465

EUROHOLDINGS LTD.
(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

4 Messogiou & Evropis Street, 15124 Maroussi Greece

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

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes     ☐ No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Euroholdings Ltd. (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on May 15, 2025. The Company is filing this Amendment No. 1 solely to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Original Form 20-F in accordance with the 30-day grace period provided under Rule 405 of Regulation S-T.

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, modify or restate any information set forth in the Original 20-F, or reflect any events that occurred subsequent to the filing of the Original 20-F on May 15, 2025.

3

FORWARD-LOOKING STATEMENTS

Euroholdings Ltd. and its wholly owned subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This annual report contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

•	our future operating or financial results;

•	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	container shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	fluctuations in our stock price as a result of volatility in securities markets;

•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	fluctuations in currencies, interest rates and foreign exchange rates;

•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

•	our expectations relating to dividend payments and our ability to make such payments;

•	our ability to leverage to our advantage the relationships and reputations of Eurobulk Ltd. (“Eurobulk”), our affiliated ship management company or “Manager”, in the container shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	global and regional political conditions;

•	General political conditions or events, including “trade wars”, acts of terrorism and other hostilities, including piracy, the war between Russia and Ukraine, the war between Israel and Hamas and the trade disruption in the Red Sea region;

•	the severity and duration of natural disasters or public health emergencies on our performance and business prospects; and

•	other factors discussed in the section titled “Risk Factors.”

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

Risk Factors Summary

•	The uncertainties in global and regional demand for chartering containerships;

•	The volatile container shipping market and difficulty in finding profitable charters for our vessels;

•	Fluctuations in our stock price as a result of volatility in securities markets;

•	The impact of global epidemics or pandemics and resulting disruptions to the Company and the international shipping industry could negatively affect our business, results of operations or financial condition;

•	Our ability to comply with various financial and collateral covenants in our credit facilities;

•	Uncertainties related to the market value of our vessels;

•	Uncertainties related to the supply and demand of containership vessels;

•	The impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our ESG policies;

•	Disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

•	Disruptions in global financial markets relating to terrorist attacks or geopolitical risk and the recent conflict between Russia and Ukraine, the war between Israel and Hamas and trade disruption in the Red Sea region;

•	Uncertainties related to conducting business in China;

•	Our dependence on a limited number of customers operating in a consolidating industry;

•	Our ability to enter into time charters with existing and new customers, and to re-charter our vessels upon the expiry of existing charters;

•	Uncertainties related to our counterparties’ ability to meet their obligations, which could adversely affect our business;

•	Our ability to obtain additional debt financing for future acquisitions of vessels or to refinance our existing debt;

•	Uncertainties related to availability of new or secondhand vessels to acquire;

•	Uncertainties related to the price of fuel, and our reliance on suppliers;

•	Our ability to attract and retain qualified, skilled crew at reasonable cost;

•	A potential increase in operating costs associated with the aging of our fleet;

•	Our ability to leverage to our advantage our Manager’s relationships and reputation within the container shipping industry;

•	Our ability to hedge against fluctuations in exchange rates and in the future interest rates

•	The expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

•	The expected cost of, and our ability to comply with, changing environmental and operational safety laws;

•	Potential cyber-attacks which may disrupt our business operations;

•	Potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists and armed conflicts;

•	Potential conflicts of interest between us, our principal officers and our Manager;

•	Uncertainties related to compliance with sanctions and embargo laws;

•	Uncertainties in the interpretation of corporate law in the Marshall Islands;

•	Uncertainties over our ability to pay dividends;

•	The expected costs associated with complying with public company regulations; and

•	The effect of any future issuance of preferred stock on the voting power of our shareholders.

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

Containership rates have experienced volatility in the past six years. Containership rates started in a depressed state in 2019 but by March had gradually strengthened to levels that were noticeably higher. The remainder of 2019 saw one of the slowest growth rates in the containerized trade, as global economic growth weakened and continued fears of a U.S.- China ‘trade war’ escalated. In January 2020, freight rates rose initially, only to decrease significantly as a result of the COVID-19 pandemic, which resulted in disruptions to industrial production and supply chains and caused uncertainty in the short-term outlook for the sector. However, during the final quarter of 2020, containership rates increased across all segments, drawing a more positive picture for the future. That sentiment continued throughout 2021 and the first half of 2022, with containership rates reaching all-time highs and surpassing the last ten-year historical medians. After peaking in the summer of 2022, containership rates across all segments began to gradually soften, before dropping in the fourth quarter of 2022 and throughout 2023. Container shipping markets experienced substantial gains in 2024 which have continued during the first four months of 2025, driven by rerouting away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships. These disruptions have resulted in inefficiencies and support for container rates, which may not continue once these are resolved. Commercial trade continues to experience significant disruptions, despite the recent diplomatic efforts to stabilize the region.

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

Some of the factors that influence demand for vessel capacity include:

•	supply of, and demand for, containerized cargo;

•	changes in the production of semi-finished and finished consumer and industrial products, and the resulting changes in the international pattern of trade;

•	global and regional economic and political conditions, including trade wars, armed conflicts and terrorist activities, such as the wars between Ukraine and Russia and between Israel and Hamas or trade disruptions in the Red Sea region;

•	epidemics and pandemics;

•	embargoes or strikes;

•	the location of regional and global manufacturing facilities;

•	availability of credit to finance international trade;

•	the location of consuming regions for semi-finished and finished consumer and industrial products;

•	the distance containerized commodities are to be moved by sea;

•	environmental and other regulatory developments;

•	currency exchange rates;

•	changes in global production and manufacturing distribution patterns of finished goods that utilize containerized commodities;

•	sanctions, embargoes, and import and export restrictions, including those arising as a result of the wars between Ukraine and Russia and between Hamas and Israel:

•	changes in seaborne and other transportation patterns; and

•	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:

•	the number of newbuilding orders and deliveries including slippage in deliveries;

•	the scrapping rate of older vessels;

•	the price of steel and other materials;

•	port and canal congestion;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	technological advances in vessel design, capacity, propulsion technlology and fuel consumption efficiency;

•	the price of fuel;

•	vessel casualties;

•	the number of vessels that are out of service; and

•	changes in global commodity production.

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

The market value of our vessels may increase or decrease depending on the following factors:

•	general economic and market conditions affecting the shipping industry;

•	supply of container vessels, including newbuildings;

•	demand for container vessels;

•	types and sizes of vessels in our fleet;

•	scrap values;

•	other modes of transportation;

•	cost of newbuildings;

•	technological advances;

•	new regulatory requirements from governments or self-regulated organizations;

•	competition from other shipping companies; and

•	prevailing level of charter rates.

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

If a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Many containership charters we renewed or concluded during 2016 and 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up. Charter rates have improved since, but remained volatile and fluctuated during 2018, which continued into 2019. During 2020, the disruption in trade flows and markets caused by the COVID-19 pandemic caused further volatility in charter rates. By the end of the year, the market was amongst the best performing across all containership segments, with charter markets celebrating new highs. Charters renewed or entered into during 2021 and 2022 were at rates that were profitable, while charters renewed during 2023 were at lower, but still profitable levels for most of our vessels. Due to events in the Red Sea, Panama Canal and the implementation of certain environmental regulations, rates increased in late 2023 and in 2024, reaching levels seen during the COVID-19 period. Despite expectations that a ceasefire in Gaza could potentially reroute vessels through the Suez Canal, the shift has yet to be implemented due to fear of the Houthi still striking; therefore, the container shipping market is likely to face equal challenges in 2025, as it remains unclear when such disruptions will be resolved. Depending on changes of demand for and supply of shipping capacity, container charter rates could decrease again. Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

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

The extent to which our business could be negatively affected by future pandemics, epidemics or other outbreaks of infectious diseases is uncertain and may depend on numerous evolving factors that we cannot predict and that are outside of our control, such as the duration and severity of the infectious disease outbreak; government responses to such outbreak including travel restrictions and quarantine; the effect such an outbreak would have on the global business environment and the demand for the goods we transport; its effect on the price of fuel for our vessels; shortages or reductions of supply of essential goods, services or labor; and fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit, and governmental responses thereto. We cannot predict the effect that an outbreak of any future infectious disease outbreak, pandemic or epidemic may have on our business, results of operations and financial condition, but it could be material and adverse.

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

On March 6, 2024, the Securities and Exchange Commission (“SEC”) adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. The final rules require companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant’s board of directors’ oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant’s business, results of operations, or financial condition.

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

The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. As mentioned above, we are required by various governmental and quasi- governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. See Item 4: “Information on the Company – Business Overview – Environmental and Other Regulations in the Shipping Industry” for more information.

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

We rely on information technology networks and systems to process, transmit and store electronic and financial information; to capture knowledge of our business; to coordinate our business across our operation bases; and to communicate internally and with customers, suppliers, partners and other third-parties. These information technology systems, some of which are managed by our Manager or by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyberattacks, telecommunication failures, user errors or catastrophic events. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data, or for ransomeware. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information and data loss and corruption. There is no assurance that we will not experience these service interruptions or cyber-attacks in the future. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber-attacks.

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

We intend to grow our business through selective acquisitions of secondhand vessels of older vintage, typically older than twenty years of age, to the extent that they are available, although we may acquire vessels of any age. Our future growth will primarily depend on:

•	the availability of employment for our vessels;

•	locating and identifying suitable secondhand vessels;

•	obtaining required financing on acceptable terms;

•	consummating vessel acquisitions;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers;

•	continuing to meet technical and safety performance standards; and

•	managing joint ventures or significant acquisitions and integrating the new ships into our fleet.

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low and any vessel acquired without an attached time charter will automatically incur additional expenses to operate, insure, maintain and finance the ship, thereby significantly increasing our operating and finance costs. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore-based and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. All our corporate officers, except for our Chief Financial Officer, hold similar positions with our Parent and EuroDry Ltd. (“EuroDry”), a publicly listed company spun-off from our Parent, Euroseas Ltd., in May 2018, and our CEO is also President of Eurobulk and involved in the management of other affiliates and is a member of the board of other companies. Therefore, our officers may spend a material portion of their time providing services to other companies. They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

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

Even though we currently do not have any loans, we may enter in the future into loan agreements that, typically, impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell our vessels.

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

Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.

The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property losses or damage;

•

business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes, adverse weather conditions, natural disasters or other disasters outside our control, such as any future pandemics and epidemics; and

•	work stoppages or other labor problems with crew members serving on our vessels including crew strikes and/or boycotts.

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

Because we obtain some of our insurance through protection and indemnity associations(“P&I Associations”),we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the P&I Associations.

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

These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•

not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

•

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

Even if the Company no longer qualifies as an emerging growth company, as long as the Company continues to qualify as a foreign private issuer under the Exchange Act, the Company will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information or current reports on Form 8-K upon the occurrence of specified significant events.

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

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the OECD two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

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

Among the factors that have in the past and could in the future affect our stock price are:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	changes in market valuations or sales or earnings estimates or publication of research reports by analysts;

•	changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;

•	speculation in the press or investment community about our business or the shipping industry;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	payment of dividends;

•	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;

•	changes in government and other regulatory developments;

•	additions or departures of key personnel;

•	general market conditions and the state of the securities markets; and

•	domestic and international economic, market and currency factors unrelated to our performance.

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

If our common stock does not meet the Nasdaq Capital Market’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed time  frame, our common stock could be delisted.

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

Our Fleet

As of April 30, 2025, the profile and deployment of our fleet are the following:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
JOANNA (**)	Feeder	22,301	1,732	1999	TC until Mar-26	$19,000
					Then until Sep-26	$9,500
					Then until Nov-26	$16,500
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Oct-25	$16,700
Total Container Carriers	2	40,882	3,171

____________

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

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without any notations. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•

vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

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

•

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

•

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

•

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

•

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

The Containership Industry and Other Shipping Sectors

Containership shipping refers to the transport of containerized trade which encompasses mainly the carriage of finished goods, but an increasing number of other cargoes in container boxes. Containerized trade has been the fastest growing sector of seaborne trade, although in the last three years the rate of growth has slowed. Containerships are categorized by their size measured in terms of twenty-foot equivalent unit (“teu”) capacity and whether they have their own gearing (cranes). The different categories of containerships are as follows: (i) Post-Panamax vessels are generally vessels with carrying capacity of more than 4,000 teu; (ii) Panamax vessels are vessels with carrying capacity from 3,000 to 4,000 teu, and, in some designs, even up to 5,000 teu; these vessels are called such because the measurements of their beam and draft are the maximum allowable through the original Panama Canal; and (iii) Feeder containerships are vessels with carrying capacity from 500 to 3,000 teu and are usually equipped with cargo loading and unloading gear. Containerships are primarily employed in time charter contracts with liner companies, which in turn employ them as part of the scheduled liner operations. Feeder containerships are put in liner schedules feeding containers to and from central regional ports (hubs) where larger containerships provide cross ocean or longer haul service. The length of the time charter contract can range from several months to years.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

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

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;

(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;

(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi)

net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2023, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, amount to the greater of $1,300 per gross ton or $1,076,000 (previous limit was $1,200 per gross ton or $997,100). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the U.S. Coast Guard must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non- recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

Effective January 2024, the European Union Emissions Trading System (“EU ETS”) was extended to cover CO2 emissions from all ships of 5,000 gross tonnage and above entering EU ports, regardless of the flag they fly. The system covers: a) 50% of emissions from voyages starting or ending outside of the EU (allowing the third country to decide on appropriate action for the remaining share of emissions) and b) 100% of emissions that occur between two EU ports and when ships are within EU ports. The EU ETS covers CO2 (carbon dioxide), CH4 (methane) and N2O (nitrous oxide) emissions, but the two latter only as from 2026. Shipping companies will need to surrender to the relevant EU authorities the allowances that correspond to the emissions covered by the EU ETS. These allowances are normally purchased by the entity responsible for the purchase of bunkers, i.e. the charterers in the case of time charter agreements. In the case of voyage charter agreements, the cost of the allowances is normally included in the charter rate. There is a phase-in period requiring shipping companies to surrender allowances corresponding to 40% of their covered 2024 emissions in 2025; 70% of their covered 2025 emissions in 2026; and 100% of their covered 2026 emissions in 2027. In connection with the EU ETS regulation target CO2 emissions reductions, we are implementing and continuing to adopt measures to decarbonize our fleet and improve the Carbon Intensity Indicator (“CII”) and working to minimize the financial impact via the inclusion of a clause in our charter party agreements which imposes an obligation on the charterer to cover the cost associated with the CO2 emissions generated during voyages to and from and within the EU.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions, and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of greenhouse gas (“GHG”) emissions from ships, recognizing the need to strengthen the “levels of ambition”. In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: i) reduce the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii) reduce the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In Fall 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (Spring 2025) for adoption in October 2025.These regulations could cause us to incur additional substantial expenses.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

To the extent that we purchase a vessel and assume or renegotiate a related time charter, among others, we will be required to take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;
•	obtain the charterer’s consent to a new technical manager;
•	in some cases, obtain the charterer’s consent to a new flag for the vessel;
•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;
•	replace all hired equipment on board, such as gas cylinders and communication equipment;
•	implement a new planned maintenance program for the vessel; and
•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

When we charter a vessel pursuant to a long-term time charter agreement with varying rates, we recognize revenue on a straight line basis, equal to the average revenue during the term of the charter.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is mainly comprised of the following elements:

•	employment and operation of our vessels; and
•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels mainly require the following components:

•	vessel maintenance and repair;
•	crew selection and training;
•	vessel spares and stores supply;
•	contingency response planning;
•	onboard safety procedures auditing;
•	auditing;
•	vessel insurance arrangement;
•	vessel chartering;
•	vessel security training and security response plans (ISPS);
•	obtaining of ISM certification and audit for each vessel within the six months of taking over a vessel;
•	vessel hiring management;
•	vessel surveying; and
•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels mainly requires the following components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans that we may enter into in the future and bank accounts;
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charter hire;
•	levels of vessel operating expenses;
•	depreciation expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.

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

Time Charter Equivalent (“TCE”).A standard maritime industry performance measure used to evaluate performance is the daily TCE. Daily TCE revenues are time charter revenues and voyage charter revenues, gross of commissions, minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter whereas under spot market voyage charters, we pay such voyage expenses. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of containerships on time charter or on the spot market (containerships are, generally, chartered on a time charter basis) and provides additional meaningful information in conjunction with time charter revenue generated by our vessels. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

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

Interest and other financing costs. We traditionally finance vessel acquisitions partly with loan facilities on which we incur interest expense. The interest rate we pay will generally be linked to SOFR, although from time to time we may utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period incurred. We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and other financing costs over the term of the underlying obligation using the effective interest method; the un-amortized portion is written-off if the loan is prepaid early.

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

These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•

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

Although following the full repayment of our bank debt in March 2024 we have no loans, typically, our loans have various covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the ship- owning companies, distribution of profits or assets (in effect not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with security cover ratio (“loan-to-value” ratio). Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations. If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions.

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

The supply of containerships is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. According to industry sources, as of April 15, 2025, the capacity of the fully cellular worldwide container vessel fleet was approximately 31.36 million teu with approximately another 8.95 million teu, or, about 28.55% of the present fleet capacity on order. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; in 2021, due to the exceptional positive increase in the containership market, there were only 11,990 teu of containerships that were scrapped, the lowest level seen since 2006. Containership scrap markets remained subdued in 2022, with only 10 containerships accounting for 14,140 teu reported as sold for scrap within the year. Recycling activity picked up in 2023, with 82 containerships accounting for 156,420 teu sent to the scrapyard, while in 2024, only 58 containerships accounting for 82,670 teu were sent to the scrapyard. Scrap markets are expected to be increase in 2025, amid supply pressure from fleet growth.

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

We recognize that the ongoing war between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. As discussed above, President Biden issued an executive order setting out sanctions against certain Russian products and investments in Russia, and the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and the Company’s business may be adversely impacted. Currently, the Company’s charter contracts have not been affected by the events in Russia and Ukraine; however, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

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

As of December 31, 2023 and 2024, we had no indicators of impairment on our vessels as their fair values exceeded their carrying values. In case of vessels with impairment indicators, the Company determines the charter rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years (based on the length of charters that can be secured at the time of the analysis, generally, one to two years) and on inflation-unadjusted historical average rates for similar vessels, from year three onwards, for the remaining period for which we have determined that the vessel will be in operation. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the fixed charter rate of the contract is used for the period of the contract.

Our impairment exercise is highly sensitive on variances in the time charter rates and it also requires assumptions for:

•	the effective fleet utilization rate;

•	estimated scrap values;

•	vessel operating costs;

•	future drydocking costs; and

•	probabilities of sale for each vessel.

Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company’s past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company’s data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Specifically, we use our budgeted operating expenses multiplied by an annual escalation rate and our budgeted drydocking costs, assuming a five-year special survey cycle. Overall, the assumptions are based on historical trends as well as future expectations. The estimated salvage value of each vessel is $250 per light weight ton, in accordance with the Company’s vessel depreciation policy. We use a probability weighted approach for developing estimates of future cash flows used to test the vessels for recoverability when alternative uses are under consideration (i.e. sale or continuing operation of a vessel). Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	65	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	65	Chief Strategy Officer and Treasurer; Class A Director
Athina Atalioti	32	Chief Financial Officer
Stephania Karmiri	57	Secretary
Aristides P. Pittas	73	Vice Chairman; Class B Director
Panagiotis Kyriakopoulos	64	Class B Director
George Taniskidis	64	Class C Director
Apostolos Tamvakakis	67	Class C Director

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

Dr. Anastasios Aslidis has been our Chief Strategy Officer since January 8, 2025 and Treasurer and member of our Board of Directors since our inception on March 20, 2024; he was our Chief Financial Officer from our inception to January 8, 2025. He is also member of the Board of Directors, Treasurer and Chief Financial Officer of Euroseas Ltd. since September 2005, EuroDry Ltd. since January 2018, a member of the Board of Directors and chairman of the Audit Committee of Cosmos Health Inc. and a member of the Board of Directors of Vianair Inc. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 30 years of experience in the maritime industry. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising on strategy development, asset selection and investment timing. Dr. Aslidis holds a Ph.D. in Ocean Systems Management (1989) from the Massachusetts Institute of Technology, M.S. in Operations Research (1987) and M.S. in Ocean Systems Management (1984) also from the Massachusetts Institute of Technology, and a Diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983).

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

Apostolos Tamvakakis has been a member of our Board of Directors since July 31, 2024. Mr. Tamvakakis has also been a member of the Board of Directors of Euroseas Ltd. since June 2013 and EuroDry Ltd. since May 5, 2018. From January 2015 to February 2017 he was independent non-executive Vice Chairman of the Board of Directors of Piraeus Bank. Since July 2012 he participated as a Member of the Board of Directors and Committees in various companies. From December 2009 to June 2012, Mr. Tamvakakis was appointed Chief Executive Officer of the National Bank of Greece. From May 2004 to March 2009, he served as Chairman and Managing Director of Lamda Development, a real estate development company of the Latsis Group and from March 2009 to December 2009, he served on the management team of the Geneva-based Latsis Group, as Head of Strategy and Business Development. From October 1998 to April 2004, he served as Deputy CEO of National Bank of Greece. Prior to that, he served as Deputy CEO of National Mortgage Bank of Greece, as Deputy General Manager of ABN AMRO Bank, as Manager of Corporate Finance at Hellenic Investment Bank and as Planning Executive at Mobil Oil Hellas. He also served as Vice- Chairman of Athens Stock Exchange, Chairman of the Steering Committee of Interalpha Group of Banks, Chairman of Ethnokarta, National Securities, AVIS (Greece), ETEVA and the Southeastern European Board of the Europay Mastercard Group. Mr. Tamvakakis has also served in numerous boards of directors and committees. He is the Chairman and Managing Partner of EOS Capital Partners Alternative Investment Fund Manager, the investment manager of a private equity fund “EOS Hellenic Renaissance Fund”. He holds the positions of Vice Chairman of Gek Terna, Plaisio Computers, Hellenic Juices SA and is a member of the BoD of ERGO Insurance Company, Eurocatering SA, Minerva SA and S. Mentekidis AE. He is a graduate of the Athens University of Economics and has an M.A. in Economics from the Saskatchewan University in Canada with major in econometrics and mathematical economics.

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

On the date of the Spin-off, 35,760 non-vested shares corresponding to 89,400 unvested shares of our Parent were issued to 30 key persons of which 29,300 will vest on July 1, 2025, 30,050 will vest on November 14, 2025 and 30,050 will vest on November 13, 2026; awards to officers and directors amount to 17,420 shares and the remaining 18,340 are awarded to employees of Eurobulk.

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

•

We are not required under Marshall Islands law to maintain a Board of Directors with a majority of independent directors, and we may not be able to maintain a Board of Directors with a majority of independent directors in the future.

•

In lieu of a compensation committee comprised of independent directors, our Board of Directors will be responsible for establishing the executive officers’ compensation and benefits. Under Marshall Islands law, compensation of the executive officers is not required to be determined by an independent committee.

•

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

•

In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors and the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest are disclosed and the shareholders are entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a simple majority vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

•

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

•

In lieu of holding regular meetings at which only independent directors are present, our entire Board of Directors, a majority of whom are independent, will hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.

•	The Board of Directors adopted a new Equity Incentive Plan in March 2025. Shareholder approval was not necessary since Marshall Islands law permits the Board of Directors to take such actions.

•

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

•

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

Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percent of common Stock (16)
Containers Shareholders Trinity Ltd. (2)	1,098,805	39.0%
Friends Investment Company Inc. (3)	216,208	7.7%
Eurobulk Marine Holdings Inc. (4)	211,268	7.5%
Family United Navigation Co. (5)	88,600	3.1%
Aristides J. Pittas(6)	35,740	1.3%
Anastasios Aslidis (7)	18,915	(*)
Panagiotis Kyriakopoulos (8)	5,920	(*)
Aristides P. Pittas (9)	8,760	(*)
Apostolos Tamvakakis (10)	3,337	(*)
George Taniskidis (11)	1,920	(*)
Stephania Karmiri (12)	300	(*)
Symeon Pariaros (13)	1,140	(*)
Athina Atalioti (14)	-	(*)
Konstantinos Siadimas (15)	840	(*)
All directors and officers and 5% owners as a group	1,691,753	58.6%
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

81

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

(12)	Includes 100 shares vesting on July 1, 2025, 250 shares vesting on November 14, 2025 and 100 shares vesting on November 13, 2026.

(13)	Includes 380 shares vesting on July 1, 2025, 380 shares of common stock vesting on November 14, 2025 and 380 shares vesting on November 13, 2026.

(14)	Includes 100 shares vesting on July 1, 2025, 250 shares vesting on November 14, 2025 and 100 shares vesting on November 13, 2026.

(15)	Includes 280 shares vesting on July 1, 2025, 280 shares of common stock vesting on November 14, 2025 and 280 shares vesting on November 13, 2026.

(16)	Voting stock includes 35,760 unvested shares for a total of 2,816,615 issued and outstanding shares of the Company as of April 30, 2025.

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

We have entered into a contribution and conveyance agreement with the Parent, dated as of January 8, 2025, pursuant to which the Parent has contributed certain vessel- owning subsidiaries to us in exchange for our common shares. The Company has agreed to pay any and all sales, use and similar taxes arising out of the contributions, conveyances and deliveries to be made pursuant to the agreement, and will pay all documentary, filing, recording, transfer, deed, and conveyance taxes and fees required in connection therewith. For a complete description of the terms of this agreement, we encourage you to read the contribution and conveyance agreement, which we have filed as an exhibit hereto.

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

We believe that, under current law, any dividends that we may pay in the future from earnings and profits constitute “qualified dividend income” and as such are generally subject to a 20% United States federal income tax rate with respect to non-corporate United States shareholders. Distributions in excess of our earnings and profits will be treated first as a non- taxable return of capital to the extent of a United States shareholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this registration statement entitled “Taxation” under Item 10.E for additional information relating to the tax treatment of our dividend payments.

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

Liberian Tax Considerations

Certain of our subsidiaries are incorporated in the Republic of Liberia. Under the Consolidated Tax Amendments Act of 2010, our Liberian subsidiaries will be deemed non- resident Liberian corporations wholly exempted from Liberian taxation effective as of 1977, and distributions we make to our shareholders will be made free of any Liberian withholding tax.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country, or our country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and either

•

more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

•

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

It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the Trading Frequency Test; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the Trading Volume Test. The Company currently satisfies and anticipates that it will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which our common stock is listed), (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121- day period beginning 60 days before the date on which the common stock becomes ex-dividend, and (4) the U.S. Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Dividends paid on our stock prior to the date on which our common stock became listed on the Nasdaq Capital Market were not eligible for these preferential rates. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as “passive assets”.

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

U.S. Holders Making a Timely Mark-to-Market Election

A U.S. Holder who makes a timely mark-to-market election with respect to our common stock would include annually in the U.S. Holder’s income, as ordinary income, any excess of the fair market value of the common stock at the close of the taxable year over the U.S. Holder’s then adjusted tax basis in the common stock. The excess, if any, of the U.S. Holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the common stock would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election. A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common stock; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock.

U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election, which we refer to as a “Non-Electing Holder”, would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (ii) any gain realized on the sale or other disposition of the common stock. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for the common stock; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning the common stock, the Non-Electing Holder’s successor would be ineligible to receive a step-up in the tax basis of that common stock.

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

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•

such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

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

Item 16C. Principal Accountant Fees and Services

(a) Audit Fees

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor. This table below sets forth the total amounts billed and accrued for Deloitte Certified Public Accountants S.A., the member firms of Deloitte and their respective affiliates (collectively, “Deloitte”):

	2023 (dollars in thousands)		2024 (dollars in thousands)
Audit Fees		-	$154
Audit – Related fees		-	-
Tax Fees		-	-
Other Fees		-	-
Total	$		$154

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

Item 16K. Cybersecurity

Risk Management and Strategy

We, via our Manager, have implemented a cybersecurity strategy involving various dedicated personnel and resources aimed at preventing, detecting and responding to cyberattacks, as well as being able to recover promptly in the event of material impact following a cyberattack. Additionally, we regularly update our cybersecurity processes to address cybersecurity trends and threats. Cybersecurity processes have been established to address material cybersecurity risks, including in connection with the following areas:

•	information technology and solution usage;
•	access control;
•	patch management;
•	security on specific environments (i.e. cloud, virtualization, automated systems, etc.);
•	log management;
•	network security;
•	systems security standards;
•	remote access;
•	cryptography;
•	mobile devices;
•	incident management.

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

Governance

During 2024, our Manager has appointed a Chief Information Security Officer who has been overseeing the information, cybersecurity, and technology security. The Chief Information Security Officer is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. She develops appropriate plans to mitigate such risks. Such plans are validated by the members of our Board. The Chief Information Security Officer belongs to the Safety & Quality division of our Manager and reports to our Chief Executive Officer. In March 2025, our Manager has appointed a Chief Technology Officer (CTO) who overtook the role of the Chief Information Security Officer.

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

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial statements set forth on pages F-1 through F-27, together with the report of independent registered public accounting firm, are filed as part of this annual report.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation of the Company (1)

1.2	By-laws of the Company (1)

2.1	Form of Common Share Certificate (1)

2.2	Description of Securities**

4.1	Stockholders Rights Agreement**

4.2	2025 Equity Incentive Plan**

4.3	Management Agreement**

4.4	Right of First Refusal Agreement with Parent**

4.5	Contribution and Conveyance Agreement(1)

4.6	Registration Rights Agreement**

8.1	Subsidiaries of the Company(1)

11.1	Codes of Ethics**

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation.**

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

____________

* Filed herewith.

** Previously filed.

(1) Filed as an Exhibit to the Company’s Registration Statement on January 7, 2025.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUROHOLDINGS LTD. (Registrant)

Date: May 29, 2025	By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Euroholdings Ltd. Predecessor

Combined carve-out financial statements

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

Euroholdings Ltd. Predecessor

Combined carve-out income statements

Years ended December 31, 2022, 2023 and 2024

(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2022	2023	2024
Revenues
Time charter revenue		25,863,714	17,458,102	16,043,730
Voyage charter revenue		-	-	473,055
Commissions (including $312,315, $227,556, and $207,338, respectively, to related party)	7	(1,383,464)	(961,530)	(876,154)
Net revenue		24,480,250	16,496,572	15,640,631
Operating expenses / (income)
Voyage expenses	11	312,228	253,264	1,010,520
Vessel operating expenses (including $64,253, $56,279 and $61,798, respectively, to related party)	7,11	6,136,353	6,492,939	6,351,471
Vessel depreciation	4	1,347,216	1,465,858	43,070
Dry-docking expenses		793,571	888,266	2,616,834
Related party management fees	7	842,718	927,573	971,346
General and administrative expenses (including $425,360, $436,493 and $394,516, respectively, to related party)	6	797,544	780,439	817,098
Other operating income	13	-	(2,271,816)	-
Total operating expenses, net		10,229,638	8,536,523	11,810,339
Operating income		14,250,612	7,960,049	3,830,292
Other (expenses) / income
Interest and other financing costs	8	(234,326)	(224,874)	(65,989)
Foreign exchange gain / (loss)		8,230	(2,681)	8,940
Other expenses, net		(226,096)	(227,555)	(57,049)
Net income		14,024,516	7,732,494	3,773,243

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

The Company is engaged in the ocean transportation of containers through ownership and operation of container carrier ship-owning companies. Details of the Company’s wholly owned Subsidiaries are set out below:

•	Joanna Maritime Ltd., incorporated in the Republic of Liberia on June 10, 2013, owner of the Liberian flag 22,301 DWT / 1,732 TEU container carrier M/V “Joanna”, which was built in 1999 and acquired on July 4, 2013.

•	Jonathan John Shipping Ltd., incorporated in the Republic of the Marshall Islands on August 19, 2016, owner of the Panamanian flag 18,581 DWT / 1,439 TEU container carrier M/V “Aegean Express”, which was built in 1997 and acquired on September 29, 2016.

•	Diamantis Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 30,360 DWT / 2,008 TEU container carrier M/V “Diamantis P”, which was built in 1998 and acquired on August 2, 2019. The vessel was sold on January 15, 2025 (see Note 15).

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

Vessels

Vessels are stated at cost, which comprises the vessel contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses to prepare the vessel for her initial voyage, less accumulated depreciation and impairment, if any. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are expensed as incurred.

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

Vessel operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under time charter agreements, voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, holds cleaning, postage, extra war risk insurance and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the voyage related costs, such as the cost of bunkers, port charges, canal tolls and other voyage expenses whilst the vessel is on time charter. Certain voyage expenses paid by the Company, such as extra war risk insurance and holds cleaning may be recovered from the charterer; such amounts recovered are recorded as other income within “Time charter revenue” in the combined carve-out income statements.

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

Pension and retirement benefit obligations – crew

The ship-owning companies contract the crews on board the vessels under short-term contracts (usually up to 9 months). Accordingly, they are not liable for any pension or post- retirement benefits.

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

3. Inventories

Inventories consisted of the following:

	December 31, 2023	December 31, 2024
Lubricants	304,229	277,069
Bunkers	-	370,810
Total	304,229	647,879

Euroholdings Ltd. Predecessor

Notes to the combined carve-out financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

4. Vessels, Net

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

The MMA with Eurobulk provides for an annual adjustment of the daily vessel management fee due to inflation to take effect January 1 of each year. The vessel management fee for laid- up vessels is half of the daily fee for the period they are laid-up. The MMA can be terminated by Eurobulk only for cause or by either party under other limited circumstances, such as sale of Euroseas or Eurobulk or the bankruptcy of either party. The MMA, as periodically amended and restated, will automatically be extended after each five-year period for an additional five-year period unless terminated on or before the 90th day preceding the termination date. Pursuant to the MMA, each ship owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Manager, a management agreement with the rate and term of these agreements set in the MMA effective at such time.

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

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $21,489 and $42,764 in 2022, $18,756 and $37,523 in 2023 and $19,928 and $41,870 in 2024, respectively. These amounts are recorded in “Vessel operating expenses” in the combined carve-out income statements.

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

Under the Code, a corporation will be exempt from U.S. federal income tax if its stock is primarily and regularly traded on an established securities market in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which is referred to as the “Publicly Traded Test”. Under IRS regulations, a Company’s shares will be considered to be regularly traded on an established securities market if (i) one or more classes of its shares representing 50% or more of its outstanding shares, by voting power of all classes of shares of the corporation entitled to vote and of the total value of the shares of the corporation, are listed on the market and (ii) (A) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (B) the aggregate number of shares of such class of shares traded on such market during the taxable year must be at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year. Notwithstanding the foregoing, the treasury regulations provide, in pertinent part, that a class of the Company’s shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of the Company’s outstanding shares (“5% Override Rule”).

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

As of December 31, 2024, future gross minimum revenues under non-cancellable time charter agreements total $15.3 million. The amount of $11.9 million is due in the year ending December 31, 2025 and another $3.4 million due in the year ending December 31, 2026. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off- hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

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

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

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

Euroholdings Ltd.

Balance Sheet

December 31, 2024

(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2024
Assets

Total assets		0

Liabilities and shareholders’ deficit
Current liabilities
Due to Parent		645
Total current liabilities		645
Total liabilities		645

Shareholder’s deficit
Common shares ($0.01 par value; 100,000,000 shares authorized, 500 issued and outstanding)	2	5
Accumulated deficit	3	(650)
Total Shareholder’s deficit		(645)

Total Liabilities & Shareholder’s deficit		0

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

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

Euroholdings Ltd., (the ‘‘Company”, or “Euroholdings”), was incorporated by Euroseas Ltd. (“Euroseas” or “ESEA” or “Parent”), as a wholly-owned subsidiary, on March 20, 2024 (“date of inception”) under the laws of the Republic of the Marshall Islands, having an authorized share capital of 500 shares, par value $0.01 per share, issued to ESEA. The Company was formed to serve as the holding company of the following three vessel-owning subsidiaries (the “Subsidiaries”, or “Euroholdings Ltd. Predecessor”) to be contributed by Euroseas to Euroholdings in connection with the spin-off of Euroseas’ vintage vessels (the “Spin-off”):

•	Joanna Maritime Ltd., incorporated in the Republic of Liberia on June 10, 2013, owner of the Liberian flag 22,301 DWT / 1,732 TEU container carrier M/V “Joanna”, which was built in 1999 and acquired on July 4, 2013.

•	Jonathan John Shipping Ltd., incorporated in the Republic of the Marshall Islands on August 19, 2016, owner of the Panamanian flag 18,581 DWT / 1,439 TEU container carrier M/V “Aegean Express”, which was built in 1997 and acquired on September 29, 2016.

•	Diamantis Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 30,360 DWT / 2,008 TEU container carrier M/V “Diamantis P”, which was built in 1998 and acquired on August 2, 2019. The vessel was sold on January 15, 2025.

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

Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of the Company’s common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of the Company’s assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of the Company’s common stock when issued will be fully paid for and non-assessable. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any preferred shares which the Company has issued or may issue in the future.

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

As part of the Spin-off, the Company’s Board of Directors approved an equity incentive plan (the “2025 Equity Incentive Plan”). The 2025 Equity Incentive Plan will be administered by the Board of Directors which can make awards totaling in aggregate up to 200,000 shares over 10 years after the 2025 Equity Incentive Plan’s adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates are eligible to receive awards under the 2025 Equity Incentive Plan. Awards may be made under the 2025 Equity Incentive Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares and cash awards. On the date of the Spin-off, 35,760 non-vested shares corresponding to 89,400 unvested shares of the Company’s former Parent were issued to 30 key persons of which 29,300 will vest on July 1, 2025, 30,050 will vest on November 14, 2025 and 30,050 will vest on November 13, 2026; awards to officers and directors amount to 17,420 shares and the remaining 18,340 were awarded to employees of Eurobulk.

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

