Form 20-F
period 2025-12-31
Euroholdings Ltd.
filed 2026-04-30
CIK 2032779

As filed with the Securities and Exchange Commission on April 30, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from     to

Commission file number: 001-42465

Euroholdings Ltd
(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

4 Messogiou & Evropis Street, 15124 Maroussi Greece

(Address of principal executive offices)

Stephania Karmiri

Tel: +30-211-180-4 005

info@euroholdings.gr

Euroholdings Ltd

c/o Stephania Karmiri,

4, Messogiou & Evropis Street

Maroussi, 15124, Greece

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of common stock, $0.01 par value per share,including the preferred stock purchase rights	EHLD	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2025, 2,816,615 shares of common stock, par value $0.01 per share, were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes     ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

_______________________

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not applicable

☐ Yes     ☐ No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F, or this Annual Report, and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. When used in this Annual Report, statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “continue,” “seeks,” “views,” “possible,” “likely,” “may,” “should,” and similar words, phrases, or expressions identify forward-looking statements, and the negatives of those words, phrases, or expressions, or statements that events, conditions, or results “can,” “will,” “may,” “must,” “would,” “could,” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, costs, regulations, events, or trends identify forward-looking statements. The absence of these words does not necessarily mean that a statement is not forward-looking. As a result, you are cautioned not to rely on any forward-looking statements.

The forward-looking statements in this Annual Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these assumptions and matters discussed elsewhere herein and, in the documents, incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

•	our future operating or financial results;

•	future, pending or recent acquisitions (including vessel acquisitions), joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses, including general and administrative, drydocking, crewing, bunker costs, and insurance costs;

•	container and refined oil product tanker shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	fluctuations in our stock price as a result of volatility in securities markets;

•	our ability to take delivery of, integrate into our fleet, and employ any vessels we may acquire in the future, or any newbuildings we may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers, and other market participants with respect to Environmental, Social, and Governance, or ESG, policies;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions, and other general corporate activities;

•	the ability of our vessels, and any vessels we may acquire in the future, to pass classification inspections;

•	the aging of our vessels, and those we may acquire in the future, and resultant increases in operation and drydocking costs;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	fluctuations in currencies, interest rates, and foreign exchange rates;

•	availability of crew and key employees, number of off-hire days, drydocking requirements, and insurance costs;

•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

•	hazards inherent in the maritime industry causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers, and suspension of operations;

•	repudiation, nullification, termination, modification, or renegotiation of contracts;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to repay outstanding indebtedness, to comply with the covenants contained therein, to obtain additional financing, and to obtain replacement charters for our vessels, and any vessels we may acquire in the future, in each case, at commercially acceptable rates or at all;

•	our expectations relating to dividend payments and our ability to make such payments;

•	our ability to leverage to our advantage the relationships and reputations of Eurobulk Ltd., or Eurobulk, our affiliated ship management company, or our Containership Manager, in the container shipping industry;

•	our ability to leverage to our advantage the relationships and reputations of Latsco Marine Management Inc., or our Tanker Manager, in the tanker industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof, or changes to tax policies and other government regulations and economic conditions that are beyond our control;

•	our ability to maintain the listing of our shares of common stock on the Nasdaq Capital Market;

•	potential liability from future litigation, including purported class-action litigation;

•	potential conflicts of interest involving our significant shareholders;

•	the strength of world economies and currencies, including fluctuations in charter hire rates and vessel values;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cyber security breach;

•	the length and severity of public health threats, epidemics and pandemics, and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets;

•	potential costs due to our vessels’ operations, and the operation of any vessels we may acquire in the future, including due to any environmental damage and vessel collisions;

•	global and regional political conditions;

•	general political conditions or events, including “trade wars,” acts of terrorism and other hostilities, including piracy, the war between Russia and Ukraine, the wars between Israel and Hamas and between the United States and Iran, trade disruption in the Red Sea region, and instability in Venezuela;

•	the severity and duration of natural disasters or public health emergencies on our performance and business prospects; and

•	other factors discussed in the section titled “Item 3.D. Risk Factors” and from time to time in the reports filed or furnished by us with the U.S. Securities and Exchange Commission.

The preceding list is not intended to be an exhaustive list of all our forward-looking statements. These factors could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results or developments. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements in this Annual Report are qualified in their entirety by the cautionary statements contained in this Annual Report.

Any forward-looking statements contained herein are made only as of the date of this Annual Report, and except to the extent required by applicable law or regulation, we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Part I

Throughout this Annual Report, unless the context otherwise requires, all references to “we,” “our,” “us,” “Euroholdings,” and the “Company” refer to Euroholdings Ltd and its subsidiaries. References to “Eurobulk Ltd.,” “Eurobulk,” or our “Containership Manager” are references to Eurobulk Ltd., a company related to our chief executive officer, which performs the technical management of our containership vessels. References to “Latsco Marine” or our “Tanker Manager” are references to Latsco Marine Management Inc., a company affiliated with our majority shareholder, which performs the technical management of our tanker vessel. References to “Eurochart” or “Eurochart S.A.” are references to Eurochart S.A., a company affiliated with our CEO.

“Euroholdings Ltd Predecessor” refers to the three former vessel owning subsidiaries of Euroseas Ltd. that were contributed to Euroholdings Ltd prior to the Spin-Off, during the period prior to their contribution to us when they were owned by Euroseas Ltd. All references in this Annual Report to us for periods prior to the Spin-Off refer to the Euroholdings Ltd Predecessor.

References to our shares or shares of common stock are references to Euroholdings Ltd’s registered shares of common stock, par value $0.01 per share. “Board” or “Board of Directors” means the board of directors of the Company.

We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term twenty-foot equivalent unit, or teu, in describing the size of our containerships in addition to dwt. Teu, expressed in number of containers, refers to the maximum number of twenty-foot long containers that can be placed on board. Unless otherwise indicated, all references to “U.S. dollars,” “USD,” “dollars,” and “$” in this report are to, and amounts are presented in, the lawful currency of the United States of America.

Certain financial information has been rounded, and, as a result, certain totals shown in this Annual Report may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals.

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Α. [Reserved]

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Any investment in our common stock involves a high degree of risk. You should consider carefully the following factors, as well as the other information set forth in this Annual Report, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market for, and ownership of, our common stock. Any of the described risks could significantly and negatively affect our business, financial condition, operating results, and price of our shares of common stock. The following risk factors describe the material risks that are presently known to us.

Risk Factors Summary

Below is a summary of the principal factors that make an investment in our securities speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Risks Relating to the Industries in Which We Operate,” “Risks Relating to Our Business,” “Risks Relating to Our Shares of Common Stock,” and “Risks Relating to Our Relationship with Our Managers and their Affiliates” and should be carefully considered, together with other information in this Annual Report before making an investment decision regarding our securities.

•	Adverse general market conditions, including fluctuations in charter hire rates, vessel values, vessel supply, and need and demand for vessels and for products, crude oil, refined oil products, and goods;
•	Adverse general economic, political, and business conditions and disruptions, including sanctions, public health, piracy, terrorist attacks, wars and conflicts, and other measures;
•	Adverse global economic conditions and disruptions in world financial markets, and the resulting governmental action;
•	Volatile shipping market and difficulty finding profitable charters for our vessels or finding vessels to acquire;
•	Compliance with, and our liabilities under, governmental, tax, environmental, and safety laws and regulations and maritime self-regulatory organization standards;
•	Changes in governmental regulations, tax and trade matters, and actions taken by regulatory authorities;
•	Inherent operational risks, weather damage, inspection procedures, and import and export controls of the tanker and containership industries;
•	Reliance on information systems and potential security breaches;
•	Our continued borrowing availability under credit facilities and compliance with the financial covenants therein, and ability to borrow new funds or refinance existing facilities;
•	Our use of available funds, and the banks in which such funds are held;
•	Our ability to acquire additional vessels;
•	Capital expenditures and other costs necessary to operate and maintain our vessels;
•	Our dependence on a limited number of customers for a large part of our revenue;
•	Our dependence on our charterers and other counterparties fulfilling their obligations;
•	Our ability to attract and retain key management personnel and potentially manage growth and improve our operations and financial systems and staff;
•	Delays or defaults by the shipyards in the construction of newbuildings, or defaults in construction;
•	Our ability to successfully and profitably employ our vessels, including upon the expiry of existing charters;
•	Our executive officers not devoting all of their time to our business;
•	Our ability to attract and retain qualified, skilled crew at reasonable cost and labor interruptions;
•	Conducting business in China;
•	Increases in operating costs;
•	Rising fuel prices and our reliance on suppliers;
•	The aging of our fleet and vessel replacement and value of our vessels;
•	One or more of our vessels becoming unavailable or going off-hire;
•	Potential increased premium payments from protection and indemnity associations;
•	Technological innovation and quality and efficiency requirements from our customers;
•	Fluctuations in foreign currency exchange and interest rates, and risks relating to hedging activities;
•	Fraud, fraudulent and illegal behavior, including the smuggling of drugs or other contraband onto our vessels;
•	Potential cyber-attacks which may disrupt our business operations;
•	Arrest or requisition of our vessels;
•	Effects of U.S. federal tax on us and our shareholders;
•	Increased cost, time and effort for being listed on the Nasdaq, including compliance initiatives, internal controls and corporate governance practices and policies;
•	Volatility in the price of our common stock and dilution of shareholders;
•	Our ability to pay dividends;
•	Uncertainties in the interpretation of corporate law in the Marshall Islands;
•	Compliance with economic substance requirements;

•	Potential conflicts of interest involving our officers, significant shareholders and our vessel managers;
•	The effect of any future issuance of preferred stock on the voting power of our shareholders;
•	Our dependence on our Containership Manager and Tanker Manager, and our ability to leverage their relationships;
•	Anti-takeover provisions in our organizational documents;
•	Other factors that may affect our financial condition, liquidity, operating results, and ability to pay dividends; and
•	Other risk factors discussed under “Item 3.D. Risk Factors.”

RISKS RELATING TO THE INDUSTRIES IN WHICH WE OPERATE

The shipping industry has historically been cyclical and volatile.

The international tanker and containership industries in which we operate are cyclical, with attendant volatility in charter hire rates, vessel values, and industry profitability.

The degree of charter rate volatility has varied widely. Recent heightened volatility in charter prices has resulted primarily from the war in Ukraine and sanctions on Russian exports of crude oil and petroleum products, and the war between the U.S. and Iran and the knock-on effects thereof—including disruptions in the use of the Strait of Hormuz—and there is great uncertainty about the future impact of those events. Additionally, conflicts among the United States, Israel, and Iran and between Israel and Hamas and others in the Middle East have resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea. Political, economic, and social instability in Venezuela and the resultant sanctions or other measures imposed in response, including the on-going U.S. campaign of seizing Venezuela-linked oil tankers and potential further U.S. military and political intervention, may disrupt the global tanker industry.

Such circumstances have had and could in the future result in adverse consequences for the tanker and containership industries. In general, volatility in charter rates depends on, among other factors, supply and demand for tankers and containerships, as applicable, the demand for oil and petroleum products or goods that are transported in containers, the inventories of crude oil and petroleum products in the United States and in other industrialized nations, disruption within trade routes, oil refining volumes, oil prices, and any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker and containership market, as applicable, and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. Our revenues are affected by whether we employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected, we may have to record impairment adjustments to the carrying values of our fleet and we may not be able to comply with the financial covenants in our loan agreements.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessels and changes in the supply and demand for oil, products, and goods. Factors affecting the supply and demand for our vessels, or vessels we acquire, are outside of our control and are unpredictable. The nature, timing, direction, and degree of changes in the container and tanker industry conditions are also unpredictable.

Factors that influence demand for tanker vessel capacity include:

•	supply and demand for oil, products, and goods;

•	changes in oil production;

•	oil prices;

•	the distance required for oil, products, and other goods being moved by sea;

•	any restrictions on crude oil production imposed by OPEC and non-OPEC oil producing countries;

•	global and regional economic and political conditions, including “trade wars” and developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production, armed conflicts, and work stoppages;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing or the development of new pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	increases in the production of oil in Venezuela and other oil producing countries or areas;

•	worldwide and regional availability of refining capacity and inventories;

•	environmental and other legal and regulatory developments;

•	economic slowdowns caused by public health events, such as pandemics, or inflationary pressures and related governmental responses thereto;

•	currency exchange rates;

•	weather, natural disasters, and other acts of God;

•	increased use of renewable and alternative sources of energy;

•	competition from alternative sources of energy, other shipping companies, and other modes of transportation; and

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy, and wars or other conflicts, including the war in Ukraine, the recent military conflict in Iran, and conflicts between Israel and Hamas and others in the Middle East, the Houthi crisis in and around the Red Sea, tensions between China and Taiwan, and on-going political, economic, and social instability in Venezuela.

Some of the factors that influence demand for containership vessel capacity include:

•	supply of, and demand for, containerized cargo;

•	changes in the production of semi-finished and finished consumer and industrial products, and the resulting changes in the international pattern of trade;

•	global and regional economic and political conditions, armed conflicts and terrorist activities, such as the war between Ukraine and Russia and wars between Israel and Hamas, and the U.S., Israel and Iran, or trade disruptions in the Red Sea region;

•	pandemics;

•	embargoes and strikes;

•	the location of regional and global manufacturing facilities;

•	availability of credit to finance international trade;

•	the location of consuming regions for semi-finished and finished consumer and industrial products;

•	the distance containerized commodities are to be moved by sea;

•	environmental and other regulatory developments;

•	currency exchange rates;

•	changes in global production and manufacturing distribution patterns of finished goods that utilize containerized commodities;

•	sanctions, embargoes, and import and export restrictions, including those arising as a result of wars and conflicts;

•	changes in seaborne and other transportation patterns; and

•	weather and other natural phenomena.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	current and expected newbuilding orders for vessels;

•	the scrapping rate of older vessels;

•	the availability of financing for new or secondhand tankers;

•	speed of vessel operation;

•	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, scrapping and laying up of vessels;

•	the price of steel and vessel equipment;

•	technological advances in the design, capacity, propulsion technology, and fuel consumption efficiency of vessels;

•	potential conversion of vessels for alternative use;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;

•	environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions;

•	the number of vessels that are out of service at a given time, namely those that are laid-up, drydocked, awaiting repairs, or otherwise not available for hire, including those that are in drydock for upgrades; and

•	changes in the global petroleum market.

The factors affecting the supply and demand for tankers and containerships have been volatile and are outside of our control, and the nature, timing, and degree of changes in industry conditions are unpredictable. Market conditions have been volatile in recent years and continued volatility may reduce demand for transportation of oil, products, and other goods over longer distances and increase the supply of tankers and containerships, which may have a material adverse effect on our business, financial condition, operating results, cash flows, ability to pay dividends, ability to grow our fleet, and existing contractual obligations.

The market value of our vessels, and those we may acquire in the future, may fluctuate significantly.

The fair market value of our vessels, or vessels we may acquire, may increase and decrease depending on the following factors:

•	general economic and market conditions affecting the shipping industry;

•	prevailing level of charter rates;

•	competition from other shipping companies;

•	types, sizes, and ages of vessels;

•	the availability of other modes of transportation;

•	supply and demand for vessels;

•	shipyard capacity and slot availability;

•	cost of newbuildings;

•	price of steel;

•	exchange rates levels;

•	number of tankers and containerships scrapped;

•	governmental or other regulations;

•	the need to upgrade secondhand and previously owned vessels as a result of regulatory changes, charterer requirements, technological advances in vessel design or equipment, or otherwise; and

•	technological advances and the development, availability, and cost of nuclear power, natural gas, coal, renewable energy, and other alternative sources of energy.

Declining vessel values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in prepayments under our credit facility. This could harm our business, results of operations, financial condition, or ability to raise capital.

Furthermore, dislocations in the supply of and demand for tankers as a result of the ongoing war in Ukraine, the recent military conflict in Iran, and sanctions on Russian exports have resulted in greatly increased volatility in tanker asset prices. The ongoing hostilities between Israel and Hamas and others in the Middle East and the Houthi rebel attacks on shipping in the Red Sea have an uncertain impact on the supply and demand for tanker vessels.

If we sell our vessels, and any vessel we may acquire, at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount, we will evaluate the vessel for a potential impairment adjustment. If the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we may be required to write down the carrying amount of the vessel to its fair value less costs to sell, in our financial statements and incur a loss and a reduction in earnings even if we do not immediately sell the vessel.

As of December 31, 2025, only our product tanker vessel, the m/t Hellas Avatar, was encumbered by a mortgage. Our term loan facility with Piraeus Bank S.A. for $20.0 million, or the Piraeus Loan Facility, requires us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our liquidity, as could future financing arrangements we may enter into. Declines of market values of our vessels may affect our ability to comply with various covenants and could also limit the amount of funds we are permitted to borrow under our current or future loan arrangements. If we breach the financial and other covenants under any of our loan arrangements, our lenders could accelerate our indebtedness and foreclose on vessels in our fleet, which would significantly impair our ability to continue to conduct our business. If our indebtedness were accelerated in full or in part, it may be very difficult for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our business, financial condition, and ability to continue our business and pay dividends.

An over-supply of containership capacity may occur.

While the size of the containership orderbook has declined substantially since its peak in 2008/2009, the containership newbuilding orderbook as of December 31, 2025, represented approximately 34.33% of the total on the water fleet capacity. Further containerships are likely to be ordered. Notwithstanding scrapping, delivery of newly built containerships will likely result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with any decline in the rate of growth in demand for containerships, would be likely to result in a reduction of charter hire rates. If such a reduction occurs when we seek to charter any newly acquired vessels, our growth opportunities may be diminished. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all, which would have a material adverse effect on our business, financial condition, and results of operation.

An over-supply of tanker capacity may occur.

The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products, and chemicals, as well as strong overall economic growth of the world economy. In recent years, shipyards have produced a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline, resulting in a decrease in the value of our vessels and the charter rates that we can obtain. A reduction in charter rates and the value of our vessels may have a material adverse effect on our operating results, our ability to pay dividends, and our compliance with current or future covenants with respect to any of our financing arrangements.

An over-supply of tankers and the uncertainty surrounding the impact of the sanctions on Russian exports of crude oil and petroleum products have already resulted in an increase in tanker charter hire rate volatility. If this volatility persists, we may not be able to find profitable charters for our vessels, or vessels we may acquire, which could have a material adverse effect on our business, operating results, cash flows, financial condition, ability to pay dividends, ability to grow our fleet, and compliance with current or future covenants with respect to any of our financing arrangements.

Adverse economic conditions, especially in the Asia Pacific region, the European Union, or the United States, could occur.

We anticipate a significant number of the port calls made by our vessels will involve the loading or discharging of containerships in ports in the Asia Pacific region. Consequently, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. Much of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand.

Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China claims that its GDP growth rate for each of the years ended December 31, 2024 and 2025 was approximately 5.0%. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed, or even negative economic growth in the near future. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars.” Although the United States and China signed a trade agreement in early 2020, there is no assurance that the Chinese economy will not experience a significant contraction in the future.

Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing, and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain refined petroleum products are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change, or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic, and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations, or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic shipping companies and may hinder our ability to compete with them effectively. China has also promoted the construction of railway and highway transportation corridors in Asia, which could reduce the amount of goods transported by sea. For example, China imposes a tax for non- resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered, or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This could have an adverse impact on our charterers’ business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Moreover, an economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Changes in laws and regulations in China, including with regards to tax matters, and their implementation by local authorities could affect our charterers’ business and have a material adverse impact on our business, results of operations, financial condition, ability to pay dividends, and ability to grow our fleet.

The United States has also implemented more protectionist trade measures in an effort to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies, following the withdrawal of the United Kingdom from the European Union. Our business, results of operations, and financial condition will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the EU or the United States.

Furthermore, uncertainty exists regarding the broader global economic impact of changes in tariffs, trade barriers, and embargos, including recently imposed or announced tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries, geopolitical events, such as the continuing war in Ukraine, the recent military conflict in Iran, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, political instability in Venezuela, and ongoing political unrest and conflicts in the Middle East and other regions throughout the world.

Our international operations expose us to the risk that increased trade protectionism will harm our business. In times of global economic challenge, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Protectionist developments, or the perception that they may occur, could have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, (ii) the length of time required to transport goods, and (iii) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs, and other associated costs, which could have an adverse impact on our charterers’ business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition, ability to pay dividends, and ability to grow our fleet.

If significant tariffs or other restrictions are imposed on imports by the U.S. and related countermeasures are taken by impacted foreign countries, our business, including operating results, cash flows, financial condition, and ability to grow our fleet may be adversely affected.

Our financial results may be adversely affected by the outbreak of epidemic and pandemic diseases, and any relevant governmental responses thereto.

Global public health threats of highly communicable diseases or viruses, outbreaks which have from time to time occurred in various parts of the world in which we operate, including China, could disrupt global financial markets and economic conditions and adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our charterers and other customers.

For example, the outbreak of COVID‑19 caused severe global disruptions, with governments in affected countries imposing travel bans, quarantines, and other emergency public health measures. Companies took various precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses. Although the incidence and severity of COVID‑19 and its variants have diminished over time, similar restrictions, and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on, or disembark from, ports located in regions affected by the outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods, and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

The extent to which our business, operating results, cash flows, financial condition, financings, value of our vessels or vessels we may acquire, and ability to pay dividends and ability to grow our fleet may be negatively affected by future pandemics, epidemics, or other outbreaks of infectious diseases, which is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) shortages or reductions in the supply of essential goods, services, or labor; and (v) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of a COVID‑19 variant or strain, or any future infectious disease outbreak, pandemic, or epidemic may have on our business, operating results, cash flows, and financial condition, which could be material and adverse.

The U.S. and China may impose new port fees.

The United States Trade Representative, or USTR, has put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These actions dramatically increase the port fees and, therefore, the overall operating expenses for certain ships calling at U.S. ports. Specifically, the USTR added a series of service fees that function as direct increases to port-related costs.

The USTR action generally includes a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee is calculated at a rate of $50 per net ton of the vessel for each port entrance beginning October 14, 2025, and increasing over time, plateauing at $140 per net ton in 2028.

Another fee focuses on operators with fleets comprised of Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally are imposed each time a Chinese-built vessel enters a U.S. port. The fee generally is calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025, and increasing over time, plateauing at $33 per net ton in 2028. There are several exceptions to this fee, including for vessels with a capacity of 55,000 dwt or less, vessels arriving to the U.S. empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

In response to the USTR port fees, China recently enacted retaliatory port fees on U.S.-linked vessels calling at Chinese ports. The fee is calculated at a rate of Chinese renminbi (RMB) 400 per net ton of the vessel for each port entrance beginning October 14, 2025, and increasing over time, plateauing at RMB 1,120 per net ton in 2028. The port fees apply to vessels owned by, controlled by, or operated by an entity with 25% or more of this entity’s equity interest, outstanding voting interest, or board seats held directly or indirectly by an entity, other organization, or a citizen of the U.S.

Both the USTR port fees and the Chinese port fees went into effect on October 14, 2025. However, there remains uncertainty regarding the application of both sets of port fees. The applicability of the USTR port fees to sale leaseback arrangements with Chinese leasing financiers has not been clarified. In a sale leaseback arrangement, the Chinese leasing financiers are the formal owners of the vessels. Furthermore, the application of the Chinese port fees’ 25% ownership test to a publicly traded company with diffuse ownership is uncertain.

On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for one year. Substantial uncertainty remains as to how the port fees will be assessed after the end of the suspension period, which is scheduled to begin on November 10, 2026.

It is possible that the Chinese authorities will assert that we are subject to the port fees due to actual or perceived U.S. ownership or control. For example, if 25% or more of our board of directors is comprised of U.S. citizens and there is no suspension of the port fees, then such port fees may apply. Further, it is possible that in the future 25% or more of our outstanding equity interests and voting interests are held by U.S. investors.

Of the three vessels we currently operate, one was built in Taiwan. In the future, we may enter into sale leaseback transactions with Chinese financial institutions. Additionally, we may enter into contracts for the purchase of secondhand tanker vessels constructed in China or shipbuilding contracts for newbuildings constructed in Chinese shipyards in the future. Therefore, we could be subject to the USTR port fees on our vessels.

Given the potential magnitude of the USTR and Chinese port fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict their ultimate financial impact. However, if either or both set of port fees are assessed for our vessels or vessels we charter, our operating costs for voyages calling at U.S. or Chinese ports could materially increase. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

We conduct business in China, where the legal system is unpredictable and has inherent uncertainties that could limit the legal protections available to us.

From time to time, some of our vessels may be chartered to Chinese customers or, on our charterers’ instructions, may call on Chinese ports. Such contracts, charters, and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well-publicized and may not be known to us or to our counterparties in advance of us or our counterparties becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities, could affect our vessels under construction or our operating vessels, if chartered to Chinese customers or calling to Chinese ports, and could have a material adverse impact on our business, financial condition, and results of operations.

The current state of the world financial market and current economic conditions could impact us.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties, such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, operating results, financial condition, and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets, and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods, oil, and products. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our ships. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. In addition, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, operating results, financial condition, and ability to pay dividends.

The world economy continues to face a number of actual and potential challenges, including the continuing war between Russia and Ukraine; tensions in and around the Red Sea, between Russia and NATO, and between the U.S. and Venezuela, Greenland, and Denmark, respectively; political, economic, and social instability in Venezuela and the U.S. responses thereto; ongoing disputes between China and Taiwan; deteriorating trade relations between the U.S. and China; instability between Iran and the West, including the recent military conflict in Iran; hostilities between the U.S. and North Korea; ongoing political unrest and conflicts in the Middle East, the South China Sea region, and other regions throughout the world; changes in tariffs, trade barriers, and embargos, including recently imposed or announced tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries; growing tensions between the U.S. and Europe due to the Russia-Ukraine war and U.S. threats of tariffs on European Union imports; banking crises or failures; and global public health threats, including epidemics and pandemics or other disease outbreaks, such as COVID-19 and its variants, influenza, and other highly communicable diseases or viruses, outbreaks of which from time to time occur in various parts of the world in which we operate, including China. For example, due in part to fears associated with the spread of COVID-19 in 2020, global financial markets experienced significant volatility, which may occur again if there is a new pandemic or if COVID-19 resurges or a variant or new infectious disease emerges.

In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the recent military conflict in Iran or the conflict between Israel and Hamas or the Houthi rebel attacks on shipping in and around the Red Sea and their impact on the world economy is uncertain. In July 2025, the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship. On October 9, 2025, Israel, Hamas, the United States, and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which if sustained could reduce regional instability in the Eastern Mediterranean. Whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown, however. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping.

Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand, and operating expenses in the sector in which we operate are uncertain. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities, and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our existing debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments in the future if current or future lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital, or solvency issues. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

We cannot be certain that financing or refinancing will be available on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations, and financial condition, as well as our cash flows, including cash available for dividends to our shareholders, and our ability to grow our fleet. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Further, we may not be able to access our existing cash due to market conditions. If banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash may be threatened and could have a material adverse effect on our business and financial condition and ability to grow our fleet.

Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries thereto, may affect us.

Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, and investment in the territories and countries where we or our customers operate, or the perception that they may occur, can depress shipping demand which may materially adversely affect our business and financial statements. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act, or the IEEPA. In February 2026, the Supreme Court of the United States struck down the tariffs imposed under the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures still remain in effect. Further, President Trump, under the Trade Act of 1974, has implemented a temporary, 150-day, 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 is set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. In March 2025, the U.S. government imposed a 25% tariff on steel and aluminum imports, which was later raised to 50% in June 2025. In August 2025, the U.S. government announced a 25% tariff on India in response to its continued importation of Russian oil, which is in addition to the existing 25% reciprocal tariff on India. This fluctuation in tariff policy introduces additional uncertainty as to the scope and durability of current and existing tariffs and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain.

There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods, and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs, and other associated costs, which could have an adverse impact on the shipping industry, and thereby on our charterers and their business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. See also “—The U.S. and China may impose new port fees.” Similar or new trade restrictions in the future, or the imposition of sanctions on China, may have a material adverse effect on the shipping markets, which could have an adverse effect our business, results of operations, cash flows, and financial condition, on the market price of our shares of common stock, and our ability to grow our fleet.

Beginning in February 2022, President Biden and several European leaders also announced various economic sanctions against Russia in connection with the aforementioned war in Ukraine, which have continued to expand over the past several years and which may adversely impact our business. The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas, and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU, and other countries have also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022, with respect to the maritime transport of crude oil and took effect on February 5, 2023, with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

We may face increasing pressures from investors, lenders, and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social, and governance factors. These limitations in both the debt and equity capital markets may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report, and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

On March 6, 2024, the Securities and Exchange Commission, or the SEC, adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. These rules were challenged in federal court, however, before they became effective. In March 2025, the SEC withdrew its legal defense of the rules and in June 2025, the SEC withdrew the rules entirely. The final rules would have required companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant’s board of directors’ oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant’s business, results of operations, or financial condition. The SEC could again change its policy priorities, and may propose additional disclosure rules in the future, which could result in increased costs of compliance and could have a material adverse effect on our future performance and financial position.

If we fail to adapt to or comply with investor, lender, or other industry shareholder expectations and standards, which are evolving, or if we are perceived to have failed to respond appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and incur costs related to litigation or as a failure to comply with regulatory requirements, and our business, financial condition, and/or stock price could be materially and adversely affected.

We are subject to complex laws and regulations, including environmental regulations.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties; national, state, and local laws; and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, including the designation of emission control areas, or ECAs, thereunder, the International Convention on Load Lines of 1966, or the LL Convention, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, and generally referred to as the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, or the CWA, the U.S. Clean Air Act, or the CAA, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations, and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels.

Furthermore, events like the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or such other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes. Thus, we may also incur additional costs in order to comply with existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures, and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows, and financial condition and ability to grow our fleet. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions, or the suspension or termination of our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of compliance or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations. Under OPA, for example, owners, operators, and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, and criminal liability and remediation costs for natural resource damages under other federal, state, and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. There can be no assurance that any such insurance we have arranged to cover certain environmental risks will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition, ability to pay dividends, and ability to grow our fleet. We currently maintain, for each of our vessels, pollution liability coverage insurance of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would severely and adversely affect our business, results of operations, cash flows, financial condition, ability to pay dividends, and ability to grow our fleet.

Environmental requirements can also require a reduction in cargo capacity, ship modifications, or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters, or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national, and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean up obligations and natural resource damages in the event that there is a release of bunkers or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines, and other sanctions, including in certain instances, seizure or detention of our vessels.

We are subject to international safety regulations.

The operation of our vessels is affected by the requirements set forth in the ISM Code set forth in Chapter IX of SOLAS. The ISM Code requires shipowners, ship managers, and bareboat charterers to develop and maintain an extensive “safety management system” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operations and for dealing with emergencies. We rely upon the safety management systems that we and our Containership Manager and Tanker Manager have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels and Eurobulk and our Tanker Manager are ISM Code-certified, but we may not be able to maintain such certification indefinitely.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the United Nations’ International Maritime Organization, or the IMO. The document of compliance, or the DOC, and the safety management certificate, or the SMC, are renewed as required.

In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel-owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills, and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

The operation of our vessels is also affected by other government regulation in the form of international conventions; national, state, and local laws; and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. As mentioned above, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations. See “Item 4.B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for more information.

We are subject to regulations relating to ballast water discharge.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. The standards have been in force since 2019, and for most vessels, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 must comply with the D-2 standards. We have implemented the required ballast water treatment systems on all of our vessels and are in compliance with all the applicable regulations. Notably many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange, and installation, the Vessel Incidental Discharge Act, or VIDA, requires that the U.S. Environmental Protection Agency, or the EPA, develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the U.S. Coast Guard, or USCG, must now develop corresponding regulations regarding ballast water by September 24, 2026. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Until the USCG issues its corresponding implementing regulations, interim requirements established through the EPA 2013 Vessel General Permit (VGP) and the USCG ballast water regulations, and any applicable state and local government requirements, continue to apply.

Marine Environment Protection Committee’s, or MEPC, MEPC 80 session continued discussions of amendments to Annex VI that would impose new regulations to reduce greenhouse gas emissions from ships. These amendments, which are not in effect, introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2030 compared to 2008, shipping companies are required to include a technical requirement based on an Energy Efficiency Existing Ship Index, or EEΧI, and operational carbon intensity indicator based on operational carbon intensity indicator or CII. The IMO and MEPC will calculate “required” EEΧI levels based on the vessel’s technical design, as accounting for vessel type, date of creation, size, and baseline. Additionally, an “attained” EEΧI is calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEΧI must be less than the vessel’s required EEΧI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require vessels of at least 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance.

MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IΧ to include the attained and required CII values, the CII rating, and attained EEΧI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments entered into force on May 1, 2024.

Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition will become effective on or after July 1, 2029. The draft amendments introduced at MEPC 75 became effective on January 1, 2023.

Our business is subject to climate change risks and greenhouse gas restrictions.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Additionally, at MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050. MEPC 81, in March 2024, agreed on a draft outline of an ‘IMO net-zero framework’ for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. This may include economic mechanisms to incentivize the transition to net-zero. These mechanisms are mid-term GHG reduction measures specified in the initial strategy.

Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for shipowners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines, and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes for any non-scrubber vessels we may acquire and all our vessels we currently operate, may be significant and may have a material adverse effect on our future performance, operating results, cash flows, and financial position.

Additional greenhouse regulations may result in increased implementation and compliance costs and expenses, such as:

•

IMO Data Collection System (DCS): in October 2016, at MEPC 70, the IMO adopted a mandatory data collection system, or the IMO DCS, which requires vessels above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. This IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, and offshore installations. Data is reported annually to the flag state which issues to the vessel a statement of compliance.

•

Amendments to MARPOL Annex VI: MEPC 79 adopted amendments to MARPOL, Annex VI regarding reporting requirements in connection with the implementation of the Energy Efficiency Existing Ship Index, or EEXI, and carbon intensity indicator, or CII, framework, which amendments became effective on May 1, 2024. Beginning in January 2023, Annex VI requires EEXI and CII certification. The first annual reporting was to be completed in 2023, with initial ratings given in 2024. A review of the measures is to be completed by January 1, 2026.

•

Net zero greenhouse emissions in the EU by 2050: in 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the “Fit for 55” to support the climate policy agenda. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.

Furthermore, on January 1, 2024, the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation came into effect on January 1, 2025. The ETS is to apply gradually over the period from 2024 to 2026. 40% of allowances will have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the shipowner and any contractually appointed commercial operator/ship manager/bareboat charterer who not only assume full compliance for ETS but also under the ISM Code. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly, especially if other shipping companies are similarly looking to do the same. New systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance. The cost of compliance, and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are difficult to predict from year to year, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

In addition, although the emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations, and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels and operating and maintaining our existing vessels, and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected. If not in compliance with certain key indicators, then we also face the risk of losing the ability to obtaining financing or refinancing with “green” or “sustainability” loans.

In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, and scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on shipping industry could have a significant financial and operational adverse impact on our business that we cannot predict at this time.

We are subject to regulations relating to low sulfur emissions.

Under maritime regulations that came into effect on January 1, 2020, ships are required to reduce sulfur emissions from 3.5% to 0.5% m/m through the use of scrubbers or buying fuel with low sulfur content or alternative fuels. We do not currently intend to install scrubbers on our fleet. Our fuel costs and fuel inventories have increased as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand, which may have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to grow our fleet. These requirements can also affect the resale prices of our vessels.

The cost of fuel prices may increase.

Fuel is a significant expense if vessels are under voyage charter or if consumed during ballast days. Moreover, the cost of fuel will affect the profit we can earn on the short-term or spot market. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical events, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns.

Increased inspection procedures and tighter import and export controls and new security regulations could increase costs and disrupt our business.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business. International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our charterers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash dividends and service or refinance our debt.

Our ships must maintain their class certifications and pass all annual surveys, intermediate surveys, and special surveys.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society that is a member of the International Association of Classification Societies, or IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. ISM and International Ship and Port Facilities Security, or ISPS, certifications have been awarded to the vessels by Bureau Veritas or Liberian Flag Administration and to the Containership Manager by Bureau Veritas, and by Lloyd’s Register to the Tanker Manager.

A vessel must undergo annual surveys, intermediate surveys, drydockings, and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to have its underwater parts inspected by class every 30 to 36 months, but for vessels subject to enhanced survey requirements and above 15 years of age, their underwater parts must be inspected in drydock.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking, or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. That status could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the IACS. All of our vessels that we have purchased, and may agree to purchase in the future, must be certified as being “in class” prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. We have all of our vessels, and intend to have all vessels that we acquire in the future, classed by IACS members. See “Item 4.B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for more information.

Crew costs and other vessel operating costs may increase.

Acquiring and renewing charters depends on a number of factors, including our ability to man our vessels with suitably experienced, high-quality masters, officers, and crews. The limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has from time-to-time created upward pressure on crewing costs, which we generally bear under our time charters. Increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants may adversely affect our profitability. In addition, if we cannot retain a sufficient number of high-quality onboard seafaring personnel, our fleet utilization will decrease, which could have a material adverse effect on our business, results of operations, financial condition, and ability to grow our fleet.

If any of our vessels, or vessels we may acquire, suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses could decrease our earnings and available cash.

We may be exposed to fraudulent behavior.

The risk of fraud is inherent in all industries and is not specific to the shipping industry. However, historically, the shipping industry has involved an increased risk of fraud and fraudulent behavior. We have established a system of internal controls to prevent fraud and fraudulent behavior. However, we cannot be certain that we will not be exposed to fraud or fraudulent behavior, and any such behavior can have a material adverse effect on our future performance, operating results, cash flows, and financial position.

Maritime claimants could arrest or attach one or more our vessels.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims, or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest or attachment lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the “sister-ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister-ship” liability against one vessel in our fleet for claims relating to another of our ships.

The smuggling of drugs, weapons, or other contraband and stowaways on our vessels may lead to governmental claims against us.

We expect that our vessels will call in areas where smugglers attempt to hide drugs, weapons, and other contraband on vessels or stowaways attempt to board, with or without the knowledge of crew members. To the extent our vessels or vessels we may acquire are found with contraband or stowaways, whether inside or attached to the hull of our vessels, and whether with or without the knowledge of any of our crew or charterers, we may face governmental or other regulatory claims, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to grow our fleet. Under some jurisdictions, vessels used for the conveyance of illegal drugs could be subject to forfeiture, resulting in forfeiture of the vessel to the government of such jurisdiction.

Governments could requisition our vessels, or vessels we may acquire, during a period of war or emergency.

A government could requisition vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment of such compensation is uncertain. Government requisition of any of our vessels, or vessels we may acquire, could negatively impact our revenues should we not receive adequate compensation. Any of those events could have an adverse effect on our business, operating results, cash flows, financial condition, ability to pay dividends, and ability to grow our fleet.

Political instability, terrorist or other attacks, war, international hostilities, and public health threats can affect the shipping industry.

We conduct most of our operations outside of the United States, and our business, operating results, cash flows, financial condition, available cash, and ability to grow our fleet may be adversely affected by changing economic, political, and governmental conditions in the countries and regions where our vessels, or vessels we may acquire, are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including the war between Ukraine and Russia, the conflict between Israel and Hamas and Hezbollah, Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, including the recent military conflict in Iran, hostilities between the United States and North Korea, the United States and Venezuela, and the United States and Panama, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as the withdrawal of the U.K. from the European Union, or “Brexit,” or another withdrawal from the European Union, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities. Such events may contribute to further economic instability in the global financial markets and international commerce, and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Further, President Trump’s proposal to annex Gaza has raised fears that Yemen’s Houthi militant group could renew its threat against commercial ships crossing the Red Sea, after declaring in January 2025 that it would stop targeting most vessels following the Israel-Hamas ceasefire. On October 9, 2025, Israel, Hamas, the United States, and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which, if sustained, could reduce regional instability in the Eastern Mediterranean. However, whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. In July 2025, the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on the tanker and containership markets, which have experienced volatility. The United States, the United Kingdom, and the European Union, among other countries, have announced unprecedented economic sanctions and other penalties against certain persons, entities, and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and imposing a prohibition on the import of oil from Russia to the United States and the European Union’s and G7 countries’ price cap regime for seaborne Russian oil and petroleum products. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. These factors may also result in the weakening of the financial condition of our charterers, suppliers, counterparties, and other agents in the shipping industry. As a result, our business, operating results, cash flows, and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

On January 3, 2026, the U.S. military captured Venezuelan president Nicolás Maduro in a special military operation and replaced him with Venezuela’s vice president, Delcy Rodríguez. Under interim president Rodríguez’s administration, new sweeping legislation has granted foreign oil companies greater operational control over oil production ventures, reduced the royalties and taxes that they pay to Venezuela’s government, and allowed companies to resolve disputes in international venues rather than in Venezuela’s legal system. Additionally, beginning in December 2025, the U.S. has carried out an on-going campaign of seizing and taking control of Venezuelan-linked oil tankers. It remains uncertain what the geopolitical and economic impacts of U.S. measures to control the production, refining, and global distribution of Venezuela’s oil products will be. Further, the future extent of the U.S. involvement in Venezuela’s government, oil industry, and the shipping industry as whole is unclear. While we are monitoring these developments closely, these circumstances lead to increased uncertainties, the effects of which on our operations and financial conditions, as well as global oil supply and demand, are difficult if not impossible to predict.

The ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union, or other countries against Russia, trade tariffs, or embargoes with uncertain impacts on the tanker market. In addition, the U.S. and certain other North Atlantic Treaty Organization (NATO) countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the shipping industry, including ours, and could create economic uncertainty, particularly if such attacks spread to a broad array of countries and networks. Although Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grains from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, Russia terminated this agreement in July 2023. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or banking relationships may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

Furthermore, the intensity and duration of Middle East wars and conflicts is difficult to predict and its impact on the world economy and our industry is uncertain. Beginning in late 2023, vessels in the Red Sea and Gulf of Aden have increasingly been subject to attempted hijackings and attacks by drones and projectiles characterized by Houthi groups in Yemen as a response to the war between Israel and Hamas. An increasing number of companies have rerouted their vessels to avoid transiting the Red Sea, incurring greater shipping costs and delays. For vessels transiting the region, war risk premium increased substantially, and we could similarly experience a significant increase in our insurance costs and we may not be adequately insured to cover losses from these incidents. While much uncertainty remains regarding the global impact of the war between Israel and Hamas and others in the Middle East, it is possible that such tensions could result in the eruption of further hostilities in other regions, including in and around the Red Sea, and could adversely affect our business, financial condition, results of operation, cash flows, and ability to grow our fleet.

Past terrorist attacks and the ongoing threat of future incidents worldwide continue to instigate uncertainty in the global financial markets, potentially affecting our business, operating outcomes, and financial condition. Recent acts of terror perpetrated by Houthi rebels in the Red Sea region further heighten concerns about the impact on maritime transportation along key routes, such as the Red Sea route, affecting our shipping operations.

Recent military conflict among the U.S., Israel, and Iran has resulted in retaliation from Iran that has affected the shipping industry, through increased attacks on vessels in the Strait of Hormuz , , where a significant portion of the world’s oil supply passes through, and the effective closure of the Strait of Hormuz by Iran and, threatened and actual blockades of the Strait of Hormuz by the U.S. Any longer-term restriction on access to the Strait of Hormuz, or continued attacks on vessels in the area, could negatively impact our earnings, cash flow, operating results, and our ability to pay dividends.

Historical instances indicate that other political conflicts have resulted in attacks on vessels, waterway mining, and other efforts to disrupt global maritime shipping. Import restrictions, including tariffs, have historically and could continue to significantly impact global trade and the demand for shipping services. Any of these events could have a material adverse effect on our business, financial condition, cash flows, and operational results.

Consumer demand may shift away from oil or there may be changes to trade patterns for refined oil products.

A significant portion of our earnings are related to the oil industry. A shift in or disruption of consumer demand from oil towards other energy sources such as electricity, natural gas, liquified natural gas, renewable energy, hydrogen, or ammonia will potentially affect the demand for our vessels. A shift from the use of internal combustion engine vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, operating results, cash flows, financial position, ability to pay dividends, and ability to grow our fleet. The continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy, or nuclear energy, which shift appears to be accelerating as a result of a shift in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, operating results, cash flows, financial position, ability to pay dividends, and ability to grow our fleet.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials, and seasonality. Changes to the trade patterns of refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our tankers and charter rates. This could have a material adverse effect on our future performance, operating results, cash flows, financial position, ability to pay dividends, and ability to grow our fleet.

Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of petroleum products worldwide.

The International Energy Agency (“IEA”) noted in its Global Electric Vehicles (“EV”) Outlook 2025 that a total of 25% of all new cars sold are expected to be electric in 2025, up from 18% in 2024. Electric car sales in 2024 were over 17 million worldwide, up from 13.5 million in 2023. Under the IEA Stated Policies Scenario (STEPS), the global outlook for the share of electric car sales based on existing policies and firm objectives has increased to 50% in 2035. The IEA has stated that oil demand is projected to peak around 2030 before gradually declining. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our tanker vessels and lower charter rates, which could have a material adverse effect on our business, operating results, cash flows, financial condition, ability to pay dividends, and ability to grow our fleet.

Our vessels, or vessels we may acquire, may suffer damage due to the inherent operational risks of the tanker and containership industry and we may experience unexpected drydocking costs.

The operation of an ocean-going vessel carries inherent risks. Our vessels, or vessels we may acquire, and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, diseases, pandemics, quarantine, and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, or delay or re-routing, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil and other products. An oil spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil and other products transported in such tankers.

The operation of certain ship types, such as containerships, also has certain unique risks. Containerships operate at higher speeds as compared to other ocean-going vessels in order to move cargoes around the world quickly and minimize delivery delays. These high speeds can result in greater impact in collisions and groundings resulting in more damage to the vessel when compared to vessels operating at lower speeds. In addition, due to the placement of the containers on a containership, there is a greater risk that containers carried on deck will be lost overboard if an accident does occur. Furthermore, with the highly varied cargo that can be carried on a single containership, there can be additional difficulties with any clean-up operation following an accident. Also, we may not be able to correctly control the contents and condition of cargoes within the containers which may give rise to events such as customer complaints, accidents on-board the ships or problems with authorities due to carriage of illegal cargoes. Any of these circumstances or events could negatively impact our business, financial condition, operating results, ability to pay dividends, and ability to grow our fleet. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Our vessels may suffer damage and may face unexpected drydocking costs.

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

Purchasing and operating previously owned vessels may result in increased operating costs and vessels off-hire.

Although we inspect any secondhand vessels prior to purchase, such inspection does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would otherwise have if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if undetected, may result in accidents or other incidents for which we may become liable to third parties. Generally, we do not receive the benefit of warranties on secondhand vessels.

Scrap price per lightweight ton is volatile which could affect the price we get when we decide to sell our vessels for scrap.

The scrap price of vessels, expressed per lightweight ton, has fluctuated significantly. Since 2012, Bangladesh-based prices, for example, for feeder vessels like the two containerships in our fleet and MR tankers like the tanker in our fleet, have ranged from about $250/lightweight ton in February 2016 to about $650/lightweight ton in March 2023, and they stood, as of the April 2026 at about $475/lightweight ton. Prices also vary by the place where scrapping takes place with prices in Bangladesh being typically higher than those in India or Pakistan. If scrap prices are low when we decide to scrap our ships it could adversely affect our earnings, financial condition, and ability to pay dividends.

Environmental requirements related to the scrapping of vessels could apply to us.

Increased requirements about environmentally friendly scrapping of vessels could make it more difficult for us to find buyers for our vessels when we decide to scrap them. As a result, we might have to accept a lower price per lightweight ton and incur additional expenses in relation to scrapping a vessel, which could adversely affect our earnings, our financial condition, and ability to pay dividends.

Our operating results are subject to seasonal fluctuations.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Our product tanker vessel and any other tankers we may acquire operate in markets that have historically exhibited seasonal variations in tanker demand, which may result in variability in our operating results on a quarter-by-quarter basis. Tanker markets are typically stronger in the winter months due to increased oil consumption in the northern hemisphere, but weaker in the summer months due to lower oil consumption in the northern hemisphere and refinery maintenance. However, there may be periods in the northern hemisphere when the expected seasonal strength does not materialize to the extent required to support sustainable profitable rates due to tanker overcapacity.

In addition, our containerships operate in markets that have historically exhibited seasonal, as well as cyclical, variations in demand and, as a result, in charter hire rates. The containership market is typically stronger in the spring and fall months following the celebration of Chinese New Year in the first quarter of each year and in anticipation of the increased demand during the year-end holiday season. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality has not materially affected our operating results and the amount of available cash with which we service our debt or could pay dividends, because our containership fleet is currently employed on period time charters, but this seasonality may materially affect our operating results if our containerships are employed in the spot market in the future or if rates have decreased at the time we enter into new time charter agreements.

Reliability of suppliers may limit our ability to obtain supplies and services when needed.

We rely, and will continue to rely, on a significant supply of consumables, spare parts, and equipment to operate, maintain, repair, and upgrade our fleet of ships. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet, which would negatively impact our revenues, cash flows, earnings, financial condition, ability to pay dividends, and ability to grow our fleet. Cost increases could also negatively impact our future operations.

Risks Relating to Our Business

Our Piraeus Loan Facility contains, and we expect that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities.

Our Piraeus Loan Facility contains, and we expect that other future loan agreements and financing arrangements will contain, customary covenants and event of default clauses, financial covenants, change of control clauses, restrictive covenants, and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect and, in many respects, limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, make investments, change the management of our vessels or terminate or materially amend the management agreement relating to each vessel, change our shareholdings significantly or undergo a change of control, make capital expenditures, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

As a result of these restrictions, we may need to seek permission from our lenders and other financing counterparties in order to engage in some corporate actions. Our lenders’ and other financing counterparties’ interests may differ from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our revenues, operating results, and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our financing arrangements. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements (the market values of vessels have generally experienced high volatility). In the event of a default that we cannot remedy, our lenders and other financing counterparties could then accelerate their indebtedness and foreclose on the respective vessels comprising our fleet that are mortgaged and other vessels we may acquire. The loss of any of our vessels and other vessels we may acquire could have a material adverse effect on our business, operating results, and financial condition.

Any loan agreements and financing arrangements we may enter into in the future are expected to contain cross-default provisions, pursuant to which a default by us under a loan and the refusal of any one lender or financing counterparty to grant or extend a waiver could result in the acceleration of our indebtedness under any other loans and financing agreements to which we are party.

There can be no assurance that we will obtain waivers, deferrals, and amendments of certain financial covenants, payment obligations, and events of default under our loan facilities with our lenders in the future, if needed.

Servicing future debt would limit funds available for other purposes.

We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital expenditures and other purposes.

Our current or future debt could have other significant consequences on our operations. For example, it could:

•	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;
•	require us to dedicate a substantial portion, if not all, of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, and other general corporate purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	place us at a competitive disadvantage compared to competitors that have less debt or better access to capital;
•	limit our ability to raise additional financing on satisfactory terms or at all; and
•	adversely impact our ability to comply with the financial and other restrictive covenants of our current or future financing arrangements, which could result in an event of default under such agreements.

Furthermore, our current or future interest expense could increase if interest rates increase. If we do not have sufficient earnings, we may be required to refinance all or part of our current or future debt, sell assets, borrow more money, or sell more securities, and we cannot guarantee that the resulting proceeds therefrom, if any, will be sufficient to meet our ongoing capital and operating needs. Because interest paid on loans is generally a margin plus a reference rate, such as SOFR, that is subject to change, our actual interest costs would increase as the reference rate increases. During an inflationary period, such as one we are currently experiencing, SOFR or a similar reference rate will generally be increased, thus costing us more money to service our debt obligations and reducing our net revenues. Any event of default under a loan agreement pursuant to which we have granted security could permit the relevant lender to exercise its rights as a secured lender and take the relevant collateral, which may include our vessels.

Our business, operating results, financial condition, and growth will depend on our ability to successfully charter our vessels, for which we will face substantial competition.

We will employ our vessels in a highly competitive market that is capital intensive and highly fragmented. The operation of containership and tanker vessels and the transportation of cargoes shipped in these vessels, as well as the shipping industry in general, are extremely competitive. Competition arises primarily from other vessel owners, including major oil companies as well as independent shipping companies, some of whom have substantially greater resources than we do.

The process of obtaining new charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;
•	the experience and quality of ship operations, including cost-effectiveness;
•	quality and experience of the seafaring crew;
•	the ability to finance vessels at competitive rates and financial stability generally;
•	relationships with shipyards and the ability to get suitable berths;
•	the technical specifications of the vessel;
•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events;
•	location, size, age, condition, and the acceptability of the vessel and its operators; and
•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing containership and tanker vessel transportation services from a number of experienced companies, including state-sponsored entities and major shipping companies. Many of these competitors have significantly greater financial resources than we do and can therefore operate larger fleets and may be able to offer better charter rates. As a result of these factors, we may be unable to attract new customers or secure charters at profitable charter rates, if at all, which will impede our operating results, financial condition, and growth. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than us.

Furthermore, if our vessels become available for employment under new charters during periods when charter rates are at depressed levels, we may have to employ our containership and tanker vessels at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our vessels profitably.

We will not be able to take advantage of potentially favorable opportunities in the current market with respect to vessels employed on time charters and we may be unable to recharter our vessels at profitable rates, if at all, upon their time charter expiry.

 According to Clarksons, as of December 31, 2025, idle capacity of the global containership fleet was 2.2%, and the overall orderbook-to-fleet ratio stood at 34.33%. The current orderbook-to-fleet ratio as of April 15, 2026 stands at 36.58%. Notwithstanding scrapping, the size of the orderbook will likely result in an increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with a lack of growth in the demand for containerships, may result in downward pressure on charter rates.

 As of April 15, 2026, two of our vessels are employed under time charters and one vessel is employed under a voyage charter, with remaining terms up to seven months based on the minimum duration of the charter contracts. The percentage of our fleet that is under time charter contracts represents approximately 50.4% of our vessel capacity for the remainder of 2026. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for chartering during periods of increasing charter rates. We cannot be assured that we will be able to obtain new time charters for our vessels on expiry of existing charters or that, if we do, the new rates will be favorable or even the same as we had previously. If we cannot re-charter these vessels on time charters or trade them profitably on the spot market, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably.

If we are unable to obtain new time charters for our vessels at favorable rates or are unable to secure new charters promptly, or at all, the vessels would be idle. We would continue to incur certain operating costs but earn no revenue, which would have a material adverse effect on our business, financings, results of operations, financial condition, ability to pay dividends, and ability to grow our fleet.

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us.

Payments to us by our charterers under charters are and will be our main source of operating cash flow. Weaknesses in demand for shipping services, increased operating costs due to changes in environmental or other regulations, and the oversupply of vessels could place certain of our customers under financial pressure. Any declines in demand could result in worsening financial challenges to our customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt.

If we lose a vessel employment contract because the counterparty is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is not chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it.

The combination of any surplus of vessel capacity, the expected entry into service of new technologically advanced ships, and the expected increase in the size of the world fleet over the next few years may make it difficult to secure substitute employment for any of our vessels if our counterparties fail to perform their obligations under the currently arranged voyage or time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of vessels available at lower charter rates could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. Because we enter into short-term and medium-term time charters from time to time, we may need to re-charter vessels coming off charter more frequently than some of our competitors, which may have a material adverse effect on our business, operating results, and financial condition, as well as our cash flows, including cash available for distributions to our shareholders, and our ability to grow our fleet.

The loss of any of our charterers, voyage or time charters, or vessels, or a decline in payments under our voyage or time charters, could have a material adverse effect on our business, operating results, and financial condition, as well as our cash flows, including cash available for distributions to our shareholders, and our ability to grow our fleet.

In addition to charter parties, we may, among other things, enter into contracts for the sale or purchase of secondhand vessels or shipbuilding contracts for newbuildings, provide performance guarantees relating to shipbuilding contracts to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters or refund guarantees from banks and other financial institutions, enter into insurance contracts and interest or exchange rate swaps, or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going shipping industry, and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which, in turn, could have a material adverse effect on our business, operating results, and financial condition, as well as our cash flows, including cash available for distributions to our shareholders, and our ability to grow our fleet.

There could be delays or defaults by the shipyards in the construction of new buildings.

As of the date of this Annual Report, we do not have any contracts for newbuilding vessels. We may enter into contracts for newbuilding vessels in the future. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages or delays of equipment, materials, or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, a backlog of orders at the shipyard, design or engineering changes, work stoppages and other labor disputes, adverse weather conditions, or any other events of force majeure. Significant delays could adversely affect our financial position, operating results, and cash flows. If we already committed to a third party the use of the vessel upon construction completion, then we may breach such commitment and be subject to pay related damages, such as any increased costs the counterparty pays to secure an alternate vessel to use. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we may continue to incur costs and expenses related to delayed vessels, such as supervision expenses.

We may be unable to acquire or realize expected benefits from acquisition of vessels and implementing our growth strategy through acquisitions of secondhand vessels.

We intend to grow our business through selective acquisitions of vessels. Growing any business through acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses, and failure to obtain the necessary resources to effectively scale our business. We cannot give any assurance that we will be successful in executing our growth plans, that we will be able to employ any acquired vessels under charters, that we will be able to purchase vessels at satisfactory prices or obtain ship management agreements with similar or better terms than those we obtained from our current ship managers, that we will be able to purchase shipping-related assets and subsequently lease them out at satisfactory prices, or that we will not incur significant expenses and losses in connection with our future growth.

Our future growth will primarily depend on:

•	the availability of employment for our vessels;
•	the ability generate excess cash flow for investment without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);
•	locating and identifying suitable secondhand vessels;
•	raise equity and/or obtaining required financing on acceptable terms;
•	consummating vessel acquisitions and integrate any acquired business successfully with our existing operations;
•	enlarging our customer base;
•	the ability, to hire, train, and retain qualified personnel and crew to manage and operate our growing business and fleet;
•	continuing to meet technical and safety performance standards; and
•	managing joint ventures or significant acquisitions and integrating the new ships into our fleet.

Vessel values are correlated with charter rates. During periods in which charter rates are high, vessel values are generally high as well, and it may be difficult to consummate vessel acquisitions at favorable prices. During periods in which charter rates are low and employment is scarce, vessel values are low and any vessel acquired without an attached time charter will automatically incur expenses to operate, insure, maintain, and finance the vessel, thereby significantly increasing our operating and finance costs.

Any acquisition of a vessel may not be profitable to us and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, and operating results, including risks that we may:

•	fail to obtain financing, ship management agreements, and charters on acceptable terms;
•	fail to realize anticipated benefits, such as new customer relationships, of cost savings or cash flow enhancements;
•	be unable, including through our vessel managers, to hire, train, or retain qualified shore and seafaring personnel to manage and operate our enlarged business and fleet;
•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or by additional repayments of debt;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
•	incur or assume unanticipated liabilities, losses, or costs associated with any vessels or businesses acquired; or
•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation, or restructuring charges.

If we fail to properly manage our growth through acquisitions of secondhand vessels, we may not realize the expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity, and ability to pay dividends to our shareholders. Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life, and not all defects or issues will be seen during an inspection. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity, and ability to pay dividends to our shareholders.

Our business depends upon certain individuals who may not necessarily continue to be affiliated with us in the future.

Our current performance and future success depend to a significant extent upon our Chairman and Chief Executive Officer, Aristides J. Pittas, and certain members of our senior management and certain members of our Containership Manager’s and Tanker Manager’s senior management. Mr. Pittas has substantial experience in the container shipping industry and has worked with us and our Containership Manager for many years. He and certain members of our senior management team and our Containership and Tanker Manager’s senior management team are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Containership and Tanker Managers, or if we were to otherwise cease receiving advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

One of our shareholders holds shares of Euroholdings in amounts to give it a significant percentage of the total outstanding voting power represented by our issued and outstanding shares.

As of April 15, 2026, Marla Investments Inc., or Marla, owns approximately 51.0% of our issued and outstanding shares of common stock. As a result of this share ownership, and for as long as Marla owns a significant percentage of our issued and outstanding common stock, Marla will be able to control the outcome of almost all shareholder votes, including the election of directors, the adoption or amendment of provisions in our articles of incorporation or bylaws, each as amended and restated, and possible mergers, corporate control contests, and other significant corporate transactions. Marla will have the ability to exert control on corporate decisions, including with respect to, among other things, our business direction, capital structure, and dividend policy, and, as a result, the ability of our common shareholders to influence corporate matters is limited. The interests of Marla may be different from your interests. For further information, see “Item 7.A. Major Shareholders” and “Description of Securities” filed as Exhibit 2.2 hereto.

Where a substantial percentage of the shares of publicly traded companies are held by a small number of shareholders, the shares may have a lower trading volume than similarly sized publicly traded companies. Until such time that we issue additional securities or Marla sells all or a portion of its shares of common stock, we may have a lower trading volume than similarly sized companies, which means shareholders who buy or sell relatively small amounts of our shares of common stock could have a disproportionately large impact on our share price, either positively or negatively, and could thus make our share price more volatile than it otherwise would be. In addition, large blocks of sales by a shareholder, such as Marla, may have a negative impact on the trading price of our shares of common stock, especially if there is a lower trading volume of our shares of common stock. Such concentration of ownership and our corporate governance mechanisms may discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of a premium for their shares and may reduce the price of our shares of common stock.

In addition, the Piraeus Loan Facility provides that a Change of Control without the prior written consent of the lender, may give rise to a mandatory prepayment in full of such facility. A “Change of Control” for the purposes of the Piraeus Loan Facility includes the occurrence of the following: (1) if we remain listed on the Nasdaq or another internationally recognized stock exchange acceptable to the lender, members of the Latsis family cease to own directly or indirectly more than 25% of our shares of common stock (and the voting rights attaching to those shares) in the aggregate and cease to remain (directly or indirectly) our largest individual shareholders in the aggregate; or (2) if our shares of common stock (or any part thereof) are delisted from the Nasdaq or any other internationally recognized stock exchange acceptable to the lender, members of the Latsis family cease to own (directly or indirectly) at least 50% plus one share (inclusive) of our shares of common stock (and the voting rights attaching to those shares) in the aggregate, within a period not more than six months following our delisting; or (3) (a) members of the Latsis family or (b) members of the Latsis family and members of the Pittas family, jointly, cease to have the power to direct (whether by way of ownership of shares, proxy, contract, agency, or otherwise) our investment, operating, and financial policies. Please see “Item 5.B. Liquidity and Capital Resources—Debt Financing” for further information about the Piraeus Loan Facility.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws, each as amended and restated, and by the Business Corporations Act of the Republic of the Marshall Islands, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been very few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors and officers under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors and officers under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, for non-resident corporations like us, our shareholders may have more difficulty protecting their interests in the face of actions by the management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, a Marshall Islands case has opined that Marshall Islands courts do not have civil jurisdiction over non-resident directors and officers of Marshall Islands corporations.

Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover for their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization, or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

Our officers do not devote all of their time to our business.

Our officers are not required to work full-time on our affairs and are involved in business activities not related to us or that compete with us, which may result in their spending less time than is appropriate or necessary to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, Chief Administrative Officer and Secretary are not employed directly by us, but rather their services are provided pursuant to our master management agreement with Eurobulk. All our corporate officers, except for our Chief Financial Officer, hold similar positions with our Euroseas Ltd. ( our “Former Parent”) and EuroDry Ltd., a publicly listed company spun-off from our Former Parent, Euroseas Ltd., in May 2018, and our Chief Executive Officer is also President of Eurobulk and involved in the management of other affiliates and is a member of the board of other companies. Therefore, our officers may spend a material portion of their time providing services to other companies. They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us or in competition with us. As a result, there could be material competition for the time and effort of our officers who also provide services to other businesses, which could have a material adverse effect on our business, financial condition, operating results, cash flows, ability to pay dividends, or ability to grow our fleet. Furthermore, such other business activities may create conflicts of interest in matters involving or affecting us, our customers, and our business, and it is not certain that any of these conflicts of interest will be resolved in our favor, which could have a material adverse effect on our business, financial condition, operating results, cash flows, ability to pay dividends, or ability to grow our fleet.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels.

Changes in safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, operating results, financial condition, ability to pay dividends, and grow our fleet. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

We may not be able to refinance our existing indebtedness or obtain additional financing.

We may finance future fleet expansion with additional secured indebtedness. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets, and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging, and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit. If we are not able to obtain new debt financing on terms acceptable to us or refinance our existing debt, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. In addition, debt service payments under our current or future financing arrangements or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends, and other purposes.

Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our operating results, our ability to implement our business strategy, our payment of dividends, our ability to grow our fleet, and our ability to continue as a going concern.

Our ability to obtain debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may be one of the factors that materially affect our ability to obtain the debt financing that we will require to purchase additional vessels or may significantly increase our costs of obtaining such financing. We may be unable to obtain debt financing or may be able to obtain debt financing only at a higher-than-anticipated cost, which may materially affect our operating results, cash flows, ability to implement our business strategy, ability to pay dividends, and ability to grow our fleet.

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

Volatility of SOFR and potential changes of the use of SOFR as a benchmark may occur.

The calculation of interest in most financing agreements in our industry is currently based on the Secured Overnight Financing Rate, or “SOFR.”

An increase in SOFR, including as a result of the interest rate increases effected by the United States Federal Reserve and the United States Federal Reserve’s hike of U.S. interest rates in response to rising inflation, would affect the amount of interest payable under our existing loan agreement, which, in turn, could have an adverse effect on our profitability, earnings, cash flow, and ability to pay dividends. Furthermore, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. Therefore, the use of SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that were expected when interest was based on the London Interbank Offered Rate, or LIBOR. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us.

In order to manage any future exposure to interest rate fluctuations, we may from time-to-time use interest rate derivatives to effectively fix any floating rate debt obligations. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position, and have the potential to cause us to breach covenants in our loan agreements that require maintenance of certain financial positions and ratios.

As we expand our business, our Containership and Tanker Managers may need to upgrade our operations and financial systems, and add more staff and crew.

Our Containership and Tanker Managers’ current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on our Containership and Tanker Managers to recruit suitable additional seafarers and shore-side administrative and management personnel. Our Containership and Tanker Managers may not be able to continue to hire suitable employees as we expand our fleet. If our Containership and Tanker Managers’ affiliated crewing agent encounters business or financial difficulties, we can make satisfactory arrangements with unaffiliated crewing agents or else we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees, our performance may be materially adversely affected.

The aging of our fleet may result in increased operating and capital costs in the future.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, operating and other costs will increase. In the case of bareboat charters, operating costs are borne by the bareboat charterer. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, and safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels, or vessels we may acquire, and may restrict the type of activities in which our vessels, or vessels we may acquire, may engage. As our fleet ages, market conditions might not justify those expenditures or enable us to operate our vessels, or vessels we may acquire, profitably during the remainder of their useful lives.

We may acquire additional vessels in the future and those vessels may not be delivered on time or may be delivered with significant defects.

We expect to acquire additional vessels in the future from the secondhand markets. The delivery of any vessels we might decide to acquire could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. In addition, the delivery of any vessel with substantial defects could have similar consequences.

We may acquire vessels in other shipping industries in which we have limited operating experience.

Although our current fleet is in the containership feeder and product tanker industries, respectively, we might expand not only by purchasing additional containership or tanker vessels but also by acquiring vessels in other shipping industries. We expect to operate our containership vessels through Eurobulk, which has expertise in operating containership, drybulk, or other dry cargo vessels, and our tanker vessel through our Tanker Manager, which has expertise in operating product tanker vessels, or through other managers with expertise in the relevant industry as appropriate. If we acquire other vessels in which Eurobulk or our Tanker Manager, as applicable, has less expertise or we engage other managers with whom we have no current relationships, we might experience less efficient operation of such vessels which could adversely affect our earnings, financial condition, and ability to pay dividends.

We may not be able to acquire additional vessels.

We might not be able to acquire additional vessels to grow our fleet for a variety of reasons, including, among other things, a scarcity of suitable candidates at competitive prices, a lack of funds, and our inability to obtain debt. If we fail to acquire additional vessels, we will have less income after our existing containership vessels, both of which are older than 25 years, are sold or scrapped, leaving us with one product tanker vessel, which would adversely affect our financial condition and our ability to pay dividends.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers, and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, operating results, cash flows, financial condition, ability to pay dividends, and ability to grow our fleet.

We or our managers may be unable to attract and retain key management personnel and other employees in the shipping industry.

Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our, our Containership Manager’s, and our Tanker Manager’s ability to hire additional employees and to retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects, financial condition, and operating cash flows. Difficulty in hiring and retaining personnel could adversely affect our operating results. We do not currently intend to maintain “key man” life insurance on any of our officers.

Risks involved with operating ocean-going vessels could affect our business and reputation.

The operation of an ocean-going vessel carries inherent risks. These risks include, among other things, the possibility of:

•	marine disaster;
•	piracy;
•	environmental accidents;
•	grounding, fire, explosions, and collisions;
•	cargo and property losses or damage;
•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes, adverse weather conditions, natural disasters or other disasters outside our control, such as any future pandemics and epidemics; and
•	work stoppages or other labor problems with crew members serving on our vessels including crew strikes and/or boycotts.

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

The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility, and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities, and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance, and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment in which, along with the foregoing, could have a material adverse effect on our operating results. As a result, our available cash could be adversely affected.

Developments in technology could also affect global trade flows and supply chains causing disruptions in the demand for our vessels. Decreasing the cost of labor through automation and digitization and increasing the consumers’ power to demand goods, technology is changing the business models and production of goods in many industries. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for our services. Supply chain disruptions caused by geopolitical events, rising tariff barriers, and environmental concerns may also accelerate these trends.

Our information systems may fail or may be subject to security breaches.

The efficient operation of our business is dependent on computer hardware and software systems both onboard our vessels, or vessels we may build or acquire, and at our onshore offices. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information kept on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture, or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, and misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, operating results, and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Additionally, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Most recently, the war between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

The SEC requires the mandatory disclosure of material cybersecurity incidents, as well as cybersecurity governance and risk management practices. A failure to disclose could result in the imposition of injunctions, fines, and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

The increased number of our shore personnel working remotely might increase our vulnerability to cyber-attacks and risk of cyber-security breaches.

We, our Containership Manager and Tanker Manager, have implemented a policy permitting personnel to operate remotely, often from their private residences. While we have taken measures to ensure secure communications with our office information systems and systems on-board our vessels, we do not control all equipment and communication systems that each of our staff is using while working remotely. Consequently, we may face an increased risk of cyber-security attacks and cyber-security breaches which could impede our ability to manage our operations and affect our financial results.

We depend on short-term or spot charters in volatile shipping markets.

We currently charter our tanker vessel on the spot or short-term charter market. The short-term or spot charter market is highly competitive and short-term or spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne tanker capacity. While our focus on the short-term or spot market may enable us to benefit if industry conditions strengthen, we must consistently procure short-term or spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for short-term or spot charters and to the off-hire periods including ballast passages. Rates within the short-term or spot charter market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping our vessels fully employed in these short-term markets or that future short-term or spot rates will be sufficient to enable the vessels to be operated profitably. A significant decrease in charter rates would affect value and further adversely affect our profitability, cash flows, and ability to pay dividends. We cannot give assurances that future available charter rates will enable us to operate our vessels profitably. If our vessels were committed to long-term charters, they may not be available for re-chartering or for short-term or spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time charter or bareboat charter, rates under that charter are fixed throughout the term of the charter. If the spot charter rates in the containership or tanker shipping markets become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our then-existing charters, the charterers may have an incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels, or vessels we may acquire at lower charter rates, and as a result we could sustain significant losses which could have a material adverse effect on our cash flow and financial condition, which would affect our ability to meet our current or future loans or current leaseback obligations. If our current or future lenders choose to accelerate our indebtedness and foreclose their liens, or if the owners of any leased vessels we may acquire choose to repossess vessels in our fleet as a result of a default under any sale and leaseback arrangement, our ability to continue to conduct our business would be impaired.

We may not have adequate insurance to compensate us if we lose any vessels that we acquire or to cover our losses that may result from our operations.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, fire, human error, war, terrorism, piracy, loss of life, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps.

We procure insurance for our fleet against risks commonly insured by vessel owners and operators which includes hull and machinery insurance, protection and indemnity insurance (which, in turn, includes environmental damage and pollution insurance), and war risk insurance and freight, demurrage, and defense insurance for our fleet. We generally maintain insurance against loss of hire which covers business interruptions that result in the loss of use of a vessel in cases we consider such protection appropriate. We may not be adequately insured against all risks, and we may not be able to obtain adequate insurance coverage for our fleet in the future, which could have a material adverse effect on us. The insurers may not pay particular claims. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition, operating results, and cash flows. Additionally, our insurers may refuse to pay particular claims, and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or underinsured loss or liability could have a material adverse effect on our business, operating results, cash flows, financial condition, and ability to pay dividends. It may also result in protracted legal litigation.

Additionally, our charterers may in the future engage in legally permitted trading in locations or with persons which may still be subject to restrictions due to sanctions. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading on such locations or countries or trading with such persons, which could result in reduced insurance coverage for losses incurred by the related vessels. Changes in the insurance markets attributable to the risk of terrorism in certain locations around the world could make it difficult for us to obtain certain types of coverage. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations or countries or as a result of trading with such persons, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, operating results, cash flows and stock price.

In the future, we may not be able to obtain adequate insurance coverage at reasonable rates for the vessels we acquire. The insurers may not pay particular claims. Our insurance policies also contain deductibles for which we will be responsible as well as limitations and exclusions that may increase our costs or lower our revenue.

We may be subject to increased premium payments, or calls, as we obtain some of our insurance through protection and indemnity associations.

We are indemnified for legal liabilities incurred while operating our vessels through membership in protection and indemnity associations or clubs. Protection and indemnity associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members. The objective of a protection and indemnity association is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. We cannot assure you that the protection and indemnity association to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us. Claims submitted to the association may include those incurred by members of the association as well as claims submitted to the association from other protection and indemnity associations with which our protection and indemnity association has entered into inter-association agreements.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability, as well as our vessel managers. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, operating results, cash flows, financial condition, ability to pay dividends, and ability to grow our fleet.

Our vessels are exposed to operational risks, including weather, terrorism, cyber-terrorism, and piracy.

The operation of any vessel includes risks such as weather conditions, mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage, and business interruption due to political unrest, piracy, terrorist and cyber-terrorist attacks, armed hostilities, and labor strikes. Such occurrences could result in death or injury to persons, loss, damage, or destruction of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties, or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Guinea region off the coast of Nigeria, and the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels, or vessels we may acquire, and puts our cargo and vessels at risk of damage or spills.

If these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including the employment of onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter-hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, earnings, ability to pay dividends, and ability to grow our fleet.

Tropical storms, hurricanes, typhoons, and other severe maritime weather events could result in the suspension of operations at the planned ports of call for our vessels and require significant deviations from our vessels’ routes. In addition, climate change could result in an increase in the frequency and severity of these extreme weather events. The closure of ports, rerouting of vessels, damage of production facilities, as well as other delays caused by increasing frequency of severe weather, could stop operations or shipments for indeterminate periods and have a material adverse effect on our business, operating results, and financial condition.

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

Our vessels may be directed to call on ports located in countries that are subject to restrictions imposed by the European Union or United States.

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

Furthermore, the United States, in conjunction with the G7, has implemented a Russian petroleum “price cap policy” which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. The United States has also prohibited the provision of petroleum services by U.S. persons to persons located in Russia.

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

Applicable sanctions and embargo laws and regulations vary in their application, and by jurisdiction, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Some sanctions may also apply to transportation of goods (including crude oil) originating in sanctioned countries, even if the vessel does not travel to those countries, or is otherwise acting on behalf of sanctioned persons. Moreover, many sanctions regimes, including the United States, provide that entities owned by the persons or entities designated in such lists are also subject to sanctions. The U.S., U.K., and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours, including charterers, may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the U.S. government, the U.K., the EU, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, we could face monetary fines or penalties, or we may suffer reputational harm.

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

All of the Company’s revenues are from chartering-out its vessels on voyage or time charter contracts. The Company’s vessels can also enter into pooling arrangements under which an international company and trading house involved in the use and/or transportation of commodities directs the Company’s vessel to carry cargoes on its behalf. Under time charters and pooling arrangements, the Company has no contractual relationship with the cargo owner and acts solely on the instructions of the charterer. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2025, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. For example, certain investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our shares of common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if, for example, we enter into charters with individuals or entities who, pursuant to contracts with third parties, provide services to or engage in operations associated with countries or territories subject to U.S. sanctions or embargoes. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

We expect to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.

We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are deployed, flagged or registered and, in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001 and on a number of occasions in other countries following that, as well as continuing or new unrest and hostilities in the Middle East, Iran, Afghanistan, Ukraine, and elsewhere in the world, may lead to additional armed conflicts or to further acts of terrorism and civil disturbance. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

Obligations associated with being a public company require significant company resources and management attention.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting.

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

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but certain of our vessel operating expenses and administrative expenses are generated in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our revenues. We currently have not hedged our currency exposure, and, as a result, our operating results and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2025, 2024, and 2023, approximately 100%, 78%, and 82%, respectively, of our revenues were derived from our top two charterers. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the conditions of the shipping industry, prevailing prices for the commodities and products which we transport and the overall financial condition of the counterparty. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities, and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, and we are not able to immediately find a replacement charter at the same or better rates, we could sustain significant losses that could have a material adverse effect on our business, financial condition, operating results, and cash flows.

Worldwide inflationary pressures could negatively impact us.

Inflation could have an adverse impact on our business, financial condition and operating results, both directly through the increase of the operating costs of our vessels and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowdown of global growth. Worldwide economies have in the recent past experienced inflationary pressures, with price increases seen across many sectors globally. In response to such inflationary pressures, central banks made steep increases in interest rates, which results in increases to the interest rates available to us on any potential new debt financing or refinancing. If central banks continue to increase interest rates, or interest rates otherwise increase significantly, the resulting increase to the interest rates available to us on new debt financings or refinancings we may pursue could adversely affect our ability to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures. Furthermore, if inflationary pressures intensify further, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins and result in deterioration of our financial condition.

Whether the present inflationary pressures will transition to a long-term inflationary environment and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. Additionally, the monetary tightening implemented by a series of central banks around the world in order to curb inflationary pressures has also significantly increased the probability of an economic recession in the short- to medium-term.

We expect that a limited number of financial institutions will hold our cash.

We expect that a limited number of financial institutions will hold all of our cash. Depending on our cash balance in any our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default by these financial institutions.

The occurrence of any default of any of our banks could have a material adverse effect on our business, financial condition, operating results, and cash flows, and we may lose part or all of our cash that we deposit with such banks.

Any limitation in the availability or operation of one or more of our vessels could have a material adverse effect on our business, operating results and financial condition.

Our current fleet consists of three vessels. We depend on these vessels for all of our revenue. If one or more of our vessels is unable to generate revenues as a result of off-hire time, early termination of the applicable time charter or otherwise, our business, operating results, financial condition and ability to pay dividends could be materially adversely affected. Unless we identify and acquire additional vessels, we will rely upon all three of these vessels for almost all of our revenue and ability to pay dividends.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code, (which election could itself have adverse consequences for such shareholders, as discussed in Item 10 of this Annual Report under “Taxation - United States Federal Income Taxation of U.S. Holders”), such shareholders would be subject to United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder’s holding period of our shares. See “Taxation - United States Federal Income Taxation of U.S. Holders” in this Annual Report under Item 10 for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

Based on the current and expected composition of our and our subsidiaries’ assets and income, it is not anticipated that we will be treated as a PFIC. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurances regarding our status as a PFIC for the current taxable year or any future taxable year. See the discussion in the section entitled “Item 10.E. Taxation - Passive Foreign Investment Company Status and Significant Tax Consequences”. We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.

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

We intend to take the position that we qualified for this statutory tax exemption for United States federal income tax return reporting purposes for our 2025 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our shares of common stock owned, in the aggregate, 50% or more of our outstanding shares of common stock for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status. In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

If we are not entitled to exemption under Section 883 for any taxable year, we would be subject for those years to an effective 2% United States federal income tax on the shipping income we derive during the year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.1

A change in tax laws in any country in which we operate could adversely affect us.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the OECD two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

We are subject to changing laws and evolving reporting requirements.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation, or GDPR, may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and continue to invest in, reasonably necessary resources to comply with evolving standards.

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Non-compliance with GDPR may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, and operating results.

As a Marshall Islands corporation with principal executive offices in Greece and subsidiaries in the Marshall Islands and other offshore jurisdictions, our operations may be subject to economic substance requirements.

The Council of the European Union, or the Council, routinely publishes a list of “non-cooperative jurisdictions” for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. In February 2023, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirements, and was subsequently removed from such list in October 2023. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, and non-deductibility of costs, and although we are not currently aware of any such measures being adopted, they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. The Marshall Islands has enacted economic substance regulations with which we may be obligated to comply. Those regulations require certain entities that are not otherwise tax resident elsewhere that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters), and (iii) having regard to the level of relevant activity carried out in the Marshall Islands, has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands, and (c) an adequate number of qualified employees in the Marshall Islands.

____________________

1 We need to keep a placeholder here, as the company may in fact be required to pay the 2% tax on an annual basis. If that is required to be paid, a number of changes may need to be inserted throughout.

If we fail to comply with our obligations under this legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials or with respect to the Marshall Islands economic substance requirements, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity or struck from the register of companies in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions, and operating results. Accordingly, any implementation of, or changes to, any of the economic substance regulations that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or operating results.

We do not know what actions the Marshall Islands may take, if any, to remove itself from the list of “non-cooperative jurisdictions” if it should be placed back on the list; how quickly the EU would react to any changes in legislation of the Marshall Islands; or how EU banks or other counterparties will react while we or our subsidiaries remain as entities organized and existing under the laws of the Marshall Islands during a period if the Marshall Islands is again placed on the list of “non-cooperative jurisdictions.” The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with legislation adopted by the Marshall Islands to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws, and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and time- and attention-consuming for our senior management.

President Trump has signed an executive order to temporarily pause enforcement of potential FCPA in order to assess and then adopt revised guidelines or policies governing investigations and enforcement actions under the FCPA. The FCPA remains valid law in the interim, and any violation of the FCPA during this period may be enforced after the relevant guidelines or policies are passed.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline.

As of April 15, 2026, the vessels in our fleet had an average age of approximately 22.0 years. We currently do not maintain cash reserves for vessel replacement. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. Typically, we estimate the initial life of our vessels to be 25 years from the completion of their construction, which has already been exceeded in the case of two (of three) vessels in our current fleet. Thus, we expect the revised life of our vessels to extend to their next drydocking and will be further assessed at the completion of such period based on our intentions of future use of each vessel. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition, operating results, and ability to pay dividends may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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

There is also substantial doubt that the courts of the Marshall Islands, Greece or jurisdictions in which our subsidiaries are organized or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws. In addition, the protection afforded to minority shareholders in the Marshall Islands is different than those offered in the United States.

We may fail to develop and maintain proper and effective internal controls over financial reporting.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting each fiscal year. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the Commission following the date we are no longer an “emerging growth company,” as defined in the Securities Act.

If we identify future material weaknesses in our internal control over financial reporting or fail to meet our obligations as a public company, including the requirements of Section 404, we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations, and we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our securities to decline. Under Section 404, we are required to evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report as to internal control over financial reporting. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the SEC, the Nasdaq, or other regulatory authorities, or shareholder lawsuits, which could require additional financial and management resources. We cannot assure you that additional material weaknesses will not occur in the future, which could materially adversely affect our business, operating results, and financial condition. If our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

We may be subject to litigation that may not be resolved in our favor.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, shareholder litigation, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, property casualty claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

Furthermore, plaintiffs may in certain of these litigation matters seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial liability for us. Certain litigation or the resolution thereof may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.

Risks Relating to Our Shares of Common Stock

There is no guarantee of a continuing public market for you to resell our shares of common stock.

Our shares of common stock trade on the Nasdaq Capital Market, or Nasdaq. We cannot assure you that an active and liquid public market for our shares of common stock will continue or how the development of such a market might affect the market price for our shares of common stock. The lack of an active trading market may also reduce the fair market value of our shares of common stock. Our share price may be highly volatile and future sales of our shares of common stock could cause the market price of our shares of common stock to decline.

The Nasdaq Capital Market and each national securities exchange have certain corporate governance requirements that must be met in order for us to maintain our listing. If we fail to maintain the relevant corporate governance requirements, our shares of common stock could be delisted, which would make it harder for you to monetize your investment in our shares of common stock and would typically cause the value of your investment to decline.

We are required to meet certain qualitative and financial tests (including, (a) a minimum bid price for our shares of common stock of $1.00 per share, at least 500,000 publicly held shares, at least 300 public holders and a market value of publicly held securities of $1 million and (b) having a net income of $500,000 in the most recent fiscal year or two of the last three fiscal years, or alternatively, meeting certain standards relating to shareholders’ equity or market capitalization), as well as other corporate governance standards, to maintain the listing of our shares of common stock on the Nasdaq. It is possible that we could fail to satisfy one or more of these requirements. A decline in the closing price of our shares of common stock could result in a breach of the requirements for listing on the Nasdaq Capital Market. Although we would have an opportunity to take action to cure such a breach, if we do not succeed, Nasdaq could commence suspension or delisting procedures in respect of our shares of common stock. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could commence.

If the Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future;

•	limited liquidity for our shareholders due to thin trading; and

•	potential breaches and events of default under our current and future term loan facility and other financing agreements.

In addition, if we, within a two-year period, conduct reverse stock splits with a cumulative ratio of 250:1 or more, or if the closing bid price of our common shares is $0.10 or less for a period of ten consecutive trading days during any bid compliance period, then Nasdaq will immediately initiate delisting procedures. In addition, when an issuer has been afforded a second 180-day compliance period and does not regain compliance by the bid price of its stock closing at $1.00 per share or greater for a minimum of 10 consecutive business days prior to the end of the second 180-day period, a request for a hearing no longer stays the suspension and delisting of the security pending the Nasdaq panel’s decision.

There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity, number of publicly held shares, net income requirements or other listing standards in the future. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could be commenced. If we are unable to maintain or regain compliance in a timely manner and our common shares are delisted, it could be more difficult to buy or sell our common shares and obtain accurate quotations, and the price of our shares could suffer a material decline.

The market price of our shares of common stock is subject to significant fluctuations.

The market price of our shares of common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control.

Among the factors that have in the past and could in the future affect our stock price are:

•	quarterly variations in our results of operations and those of other public companies in our industry;

•	our ability to successfully employ our vessels at favorable rates;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	changes in earnings estimates or the publication of research reports by analysts, or shortfalls in our operating results from levels forecast by securities analysts;

•	speculation in the press or investment community about us, our business or the shipping industry generally;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	strategic actions by us or our competitors such as mergers, acquisitions, or restructurings;

•	political, regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;

•	regulatory developments;

•	investor reaction to our business strategy;

•	additions or departures of key personnel;

•	the level of expenses related to our business or to comply with changing laws, including in relation to environmental laws;

•	announcements concerning us or our competitors;

•	announcement or expectation of additional financing efforts;

•	terrorist attacks, acts of God, or other force majeure events;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	changes in market interest rates;

•	sales of our securities by us, our insiders, or other shareholders;

•	actions by our shareholders or key stakeholders;

•	trading volume of our shares of common stock;

•	our continued compliance with the listing standards of the Nasdaq and our debt covenants;

•	the amount and status of short interest in our shares of common stock, access to margin debt, trading in options and other derivatives on our shares of common stock and any related hedging and other trading factors;

•	variations in the value of our fleet;

•	litigation, threatened or filed, against us;

•	public reaction to our press releases, other public announcements, and filings;

•	the amount of dividends that we pay, if any;

•	general economic, industry, and market conditions; and

•	domestic and international economic, market, and currency factors unrelated to our performance.

The stock markets in general, and the markets for shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies and that may not coincide in timing with the disclosure of news or developments by or affecting us. These broad market fluctuations may adversely affect the trading price of our shares of common stock. We can offer no comfort or assurance that our stock price will stop being volatile or not substantially depreciate, regardless of any developments in our business. We cannot assure you that an active and liquid public market for our shares of common stock will continue.

In addition, some companies that have experienced volatility in the market price of their shares of common stock have been subject to securities class-action litigation. If instituted against us, such litigation could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, operating results, ability to pay dividends, and ability to grow our fleet. There can be no guarantee that the price of our shares of common stock will remain at its current level or that future sales of our shares of common stock will not be at prices lower than those sold to investors.

Furthermore, as of the date of this Annual Report, Marla beneficially owns a majority of our outstanding shares of common stock. For further information, see “Item 7.A. Major Shareholders.” Where a substantial percentage of the shares of publicly traded companies are held by a small number of shareholders, the shares may have a lower trading volume than similarly sized publicly traded companies. Until such time that we issue additional securities or Marla sells all or a portion of its shares of common stock, we may have a lower trading volume than similarly sized companies, which means shareholders who buy or sell relatively small amounts of our shares of commons stock could have a disproportionately large impact on our share price, either positively or negatively, and could thus make our share price more volatile than it otherwise would be. In addition, large blocks of sales by a shareholder may have a negative impact on the trading price of our shares of common stock, especially if there is a lower trading volume of our shares of common stock. Marla can also control the outcome of many matters on which our shareholders are entitled to vote, including the election of all of our directors and other significant corporate actions, such as mergers, even if they are opposed by our other shareholders. Such concentration of ownership and our corporate governance mechanisms may discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of a premium for their shares and may reduce the price of our shares of common stock. The interests of Marla may differ from your interests, and, therefore, they may vote differently from how other shareholders vote and by virtue of their ownership interest be able to approve matters on behalf of us and our shareholders without the consent of other shareholders.

A possible “short squeeze” due to a sudden increase in demand of our shares of common stock that largely exceeds supply may lead to further price volatility in our shares of common stock.

Investors may purchase our shares of common stock to hedge existing exposure in our shares of common stock or to speculate on the price of our shares of common stock. Speculation on the price of our shares of common stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of common stock available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our shares of common stock for delivery to lenders of our shares of common stock. Those repurchases may, in turn, dramatically increase the price of our shares of common stock until investors with short exposure are able to purchase additional shares of common stock to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our shares of common stock may rapidly decline. A short squeeze could lead to volatile price movements in our shares of common stock that are not directly correlated to the performance or prospects of our company.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our shares of common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our shares of common stock less attractive because we may rely on these exemptions. If some investors find our shares of common stock less attractive as a result, there may be a less active trading market for our shares of common stock and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide to shareholders may be different from information provided by other public companies.

Anti-takeover provisions in our amended and restated articles of incorporation and our amended and restated bylaws could make it difficult for our shareholders to replace or remove our current Board of Directors or could have the effect of discouraging, delaying, or preventing a merger or acquisition.

Our current articles of incorporation and bylaws, each as amended and restated, contain certain anti-takeover provisions. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control, and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-takeover provisions could make it difficult for our shareholders to change the composition of our board of directors in any one year, thereby preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay, or prevent a merger or acquisition that some shareholders may consider favorable.

These provisions include:

Blank Check Preferred Stock. Under the terms of our amended and restated articles of incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change in control of our company or the removal of our management.

Classified Board of Directors. Our articles of incorporation and our bylaws, each as amended and restated, provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.

Election and Removal of Directors. Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws, as amended and restated, require parties other than the Board of Directors to give advance written notice of nominations for the election of directors and other matters. Our bylaws, as amended and restated, also provide that our directors may be removed only for cause and by either action of the Board of Directors or the holders of 51% of the issued and outstanding voting shares of the Company. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders. Our articles of incorporation and our bylaws, as amended and restated, provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. No business may be conducted at the special meeting other than business brought before the meeting by the Board of Directors, the Chairman of the Board or the President. Our articles of incorporation and our bylaws, as amended and restated, provide that, subject to certain exceptions, the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may not call a special meeting and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws, as amended and restated, provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws, as amended and restated, also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders. In addition, shareholder proposals that are not for director nominations may be brought only by a shareholder of record of at least 10% of the outstanding voting power of our shares.

Business Combinations. Our articles prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, subject to certain exceptions. Please see “Description of Securities” filed as Exhibit 2.2 hereto.

 In addition, we have entered into a shareholders rights agreement that makes it more difficult for a third party, subject to certain exceptions, to acquire us without the support of our board of directors. See “Description of Securities” filed as Exhibit 2.2 hereto for a description of our shareholders rights agreement.

These anti-takeover provisions, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control. These anti-takeover provisions, along with provisions of our shareholders rights agreement, as amended, could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our shares of common stock and your ability to realize any potential change of control premium.

These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders’ ability to realize any potential change of control premium.

Separately, the Piraeus Loan Facility provides that a Change of Control without the prior written consent of the lender, may give rise to a mandatory prepayment in full of such facility. A “Change of Control” for the purposes of the Piraeus Loan Facility includes the occurrence of the following: (1) if we remain listed on the Nasdaq or another internationally recognized stock exchange acceptable to the lender, members of the Latsis family cease to own directly or indirectly more than 25% of our shares of common stock (and the voting rights attaching to those shares) in the aggregate and cease to remain (directly or indirectly) our largest individual shareholders in the aggregate; or (2) if our shares of common stock (or any part thereof) are delisted from the Nasdaq or any other internationally recognized stock exchange acceptable to the lender, members of the Latsis family cease to own (directly or indirectly) at least 50% plus one share (inclusive) of our shares of common stock (and the voting rights attaching to those shares) in the aggregate, within a period not more than six months following our delisting; or (3) (a) members of the Latsis family or (b) members of the Latsis family and members of the Pittas family, jointly, cease to have the power to direct (whether by way of ownership of shares, proxy, contract, agency or otherwise) our investment, operating and financial policies. Please see “Item 5.B. Liquidity and Capital Resources—Debt Financing” for further information about the Piraeus Loan Facility. These provisions may make it difficult for or prevent any one of more investors from purchasing our shares, which may cause our share price to decline and make resales of shares more difficult.

Increases in interest rates may cause the market price of our shares to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates or reduction in demand for our shares resulting from other relatively more attractive investment opportunities may cause the trading price of our shares to decline. An increase in SOFR (or any other successor or alternative rate utilized in our financing arrangements), including as a result of the interest rate increases effected by the United States Federal Reserve and the United States Federal Reserve’s hike of U.S. interest rates in response to ongoing inflationary pressures and fluctuations, would affect the amount of interest payable under our existing loan agreement,, which, in turn, could have an adverse effect on our profitability, earnings, cash flow, ability to pay dividends, and ability to grow our fleet. If the relevant SOFR increases, then our payments pursuant to the Piraeus Loan Facility will increase. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

We may rely in part on equity issuances, which will not require shareholder approval, to fund our growth.

We may issue additional shares of common stock or other equity securities of equal or senior rank in the future for general corporate purposes or in connection with, among other things, future vessel acquisitions or repayment of outstanding indebtedness, in each case without shareholder approval, in a number of circumstances.

As part of our business strategy, we may rely in part on issuances of equity or preferred securities, which may carry voting rights and may be convertible into shares of common stock, to fund the growth of our fleet. We may issue such securities in private placements, including to related parties, or in registered offerings.

Our issuance of additional shares of common stock, including upon conversion of convertible securities, or other equity securities of equal or senior rank, or with voting rights, may have the following effects:

•	our existing common shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable per shares of common stock may decrease;

•	the relative voting strength of each previously outstanding shares of common stock may be diminished; and/or

•	the market price of our shares of common stock may decline.

If the need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital. If we cannot raise funds on acceptable terms if and when needed, we may not be able to take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, or could have a material adverse effect on our business, operating results, and financial condition, as well as our cash flows, including cash available for distribution to our shareholders, and ability to grow our fleet.

Future sales of our shares of common stock or other securities in the public or private markets, or the perception that these sales may occur, could cause the market price of our shares of common stock to decline, and could materially impair our ability to raise capital through the sale of additional securities. The market price of our shares of common stock could decline due to sales, or the announcements of proposed sales, of a large number of shares of common stock in the market, including sales of shares of common stock by large shareholders, or the perception that these sales could occur. We cannot predict the effect that future sales of shares of common stock or other equity-related securities would have on the market price of our common shares.

Because we are a foreign private issuer, we are not bound by Nasdaq rules that require shareholder approval for issuances of our securities. We therefore can issue securities in such amounts and at such times as we feel appropriate, all without shareholder approval. See “Item 16G. Corporate Governance.”

Certain shareholders hold registration rights, which may have an adverse effect on the market price of our shares of common stock.

We are a party to two separate registration rights agreements. Pursuant to each agreement, those counterparties have the right to register shares of common stock for resale. The resale of those shares of common stock may have an adverse effect on the market price of our shares of common stock, especially if a significant number of our shares of common stock are sold in a short period of time. Please see “Item 7.B. Related Party Transactions.”

These sales or the perception that these sales could occur could also depress the market price of our shares of common stock and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate.

We may not be able to pay dividends.

Our Board of Directors declared quarterly dividends of $0.14 per share for the first, second and third quarters of 2025, which were paid in July, September and December 2025. For the fourth quarter of 2025, our Board of Directors declared a quarterly dividend of $0.14 per share, which was paid in March 2026. The declaration and payment of any dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in any existing or future loan agreements, growth strategy, charter rates in the container and tanker shipping industry, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus, but, if there is no surplus, dividends may be declared out of the net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. Marshall Islands law generally prohibits the payment of dividends other than from surplus (but in case there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year), or while a company is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restrictions contained in our articles of incorporation, as amended. We may not have sufficient funds, surplus, or net profits to make distributions. As a result, we may not be able to pay dividends.

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based on, among other things:

•	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•	the level of our operating costs;

•	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	vessel acquisitions and related financings;

•	restrictions in our current and future debt arrangements;

•	our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy;

•	prevailing global and regional economic and political conditions;

•	market interest rates;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	our overall financial condition;

•	our cash requirements and availability;

•	the amount of cash reserves established by our board of directors; and

•	restrictions under Marshall Islands law.

Our existing loan agreement and any new financing or other agreements we may enter into, may restrict our ability to pay dividends even without an event of default, or make it less desirable for us to do so. In addition, we may pay dividends to the holders of our shares of preferred stock, if any, prior to the holders of our shares of common stock, depending on the terms of the preferred stock.

There can be no assurance that dividends will be paid to holders of our shares in any anticipated amounts and frequency or at all. We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the other risks described in “Item 3.D. Risk Factors.”

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any. Our growth strategy contemplates that we might finance any future acquisition of newbuildings or selective acquisitions of vessels through a combination of our operating cash flow and debt financing through our subsidiaries or equity financing. If financing is not available to us on acceptable terms, our board of directors may decide to finance or refinance acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into other agreements that will restrict our ability to pay dividends or make it less desirable for us to do so.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. As a result of these and other factors such as those mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income, if we pay dividends at all.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company, and our subsidiaries, which are all wholly owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments to you depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our Board of Directors may exercise its discretion not to, pay dividends. In addition, our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands and Liberian law.

We may issue preferred stock.

Our Board of Directors may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders’ approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of shares of common stock. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders’ ability to realize any potential change of control premium.

RISKS RELATING TO OUR RELATIONSHIP WITH OUR MANAGERS AND THEIR AFFILIATES

We are dependent on our Containership Manager and our Tanker Manager to manage and charter our vessels, which may adversely affect our operations if either one fails to perform its obligations.

As of the date of this Annual Report, we have no employees, our two containerships are technically and commercially managed by Eurobulk, our affiliated ship management company, and our sole product tanker is managed by our Tanker Manager, also a related company through two of our directors and our majority shareholder. These managers provide all day-to-day technical ship management, including crewing, purchasing stores, lubricating oils, and spare parts, paying wages, pensions, and insurance for the crew, and organizing other vessel operating necessities, such as the arrangement and management of drydocking and services in relation to compliance with the European Union Emissions Trading System, also known as EU ETS or ETS, and FuelEU Maritime, or FEUM. Additionally, Eurobulk and our Tanker Manager provide certain commercial management including chartering, sale and purchase, and post-fixture administration. If we lose either manager’s services or either manager fails to perform its obligations to us, then it could have a material adverse effect on our financial condition and results of our operations. Although we may have recourse against a manager if it defaults on its obligations to us, our customers will have no recourse against the relevant manager. Further, we may need to seek approval from our lenders to change the relevant manager as our ship manager of any vessel that secures any loan agreement.

We derive significant benefits from our relationship with our Containership Manager and Tanker Manager and their affiliated companies, including purchasing discounts to which we otherwise would not have access. We may be materially adversely affected if either manager becomes unable or unwilling to continue providing services for our benefit at the level of quality it has provided such services in the past and at comparable costs as it has charged in the past. If we were required to employ a ship management company other than our Containership Manager and Tanker Manager, we cannot offer any assurances that the terms of such management agreements would be on terms as favorable to us in the long term. If our Containership Manager or Tanker Manager suffers material damage to its reputation or relationships it may harm our ability to:

•	continue to operate our vessels, or vessels we may acquire, and service our customers;
•	renew existing charters upon their expiration;
•	obtain new charters;
•	obtain financing and insurance on commercially acceptable terms;
•	maintain satisfactory relationships with our customers and suppliers; and
•	successfully execute our growth strategy.

Substantial fees will be payable to our ship managers regardless of our profitability.

The fees and expenses payable pursuant to our technical and commercial ship management agreements with our Containership Manager and our Tanker Manager will be payable without regard to our business, operating results, and financial condition. We have no ability to require our managers to reduce the management fees if our profitability decreases and we have limited rights to terminate our management agreements. The payment of fees to our managers could adversely affect our operating results and ability to pay dividends.

Because each of our Containership Manager and our Tanker Manager is a privately held company, there is little or no publicly available information about either of them.

The ability of our Containership Manager and our Tanker Manager, to render technical and commercial ship management services will depend in part on its own financial strength and compliance with applicable laws. Circumstances beyond our control could impair the ability of our Containership Manager’s and our Tanker Manager’s financial strength, and because the Managers are privately held companies, it is unlikely that information about regulatory or sanctions violations or their financial strength would become public. As a result, we and our shareholders might have little or no advance warning of financial or other problems affecting our Containership Manager or our Tanker Manager even though its financial or other problems could have a material adverse effect on us.

We and our principal officers have affiliations with our Containership Manager that may create conflicts of interest detrimental to us.

Our principal officers are also principals, officers, and employees of our Containership Manager, which is our ship technical and commercial management company for our containerships. These responsibilities and relationships could create conflicts of interest between us and our Containership Manager. Our Containership Manager may provide similar services for vessels owned or operated by other shipping companies, and it also may provide similar services to companies with which our Containership Manager is affiliated. Notably, our Containership Manager provides such services to vessels owned by Euroseas and private companies affiliated with our Chief Executive Officer. These responsibilities and relationships could create conflicts of interest between our Containership Manager’s performance of its obligations to us, on the one hand, and our Containership Manager’s performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection, among others, with the crewing, supply provisioning, and operations of the vessels in our fleet versus vessels owned or operated by other clients of our Containership Manager. In particular, our Containership Manager may give preferential treatment or be contractually or otherwise obligated to give preferential treatment to vessels owned or operated by other clients or affiliated companies. These conflicts of interest may have an adverse effect on our operating results. Such conflicts may also arise in connection with the chartering, purchase, sale, and operations of the containership vessels in our fleet versus other vessels that are or may be managed in the future by our Containership Manager. As a result of these conflicts, our Containership Manager may favor its own or its affiliates’ interests over our interests. These conflicts may have unfavorable consequences for us. Eurobulk currently manages vessels for Euroseas, EuroDry and Euroholdings, and one containership vessel that are not owned by Euroseas or Euroholdings, potentially causing conflicts such as those described above. Further, it is possible that in the future Eurobulk may manage additional vessels which will not belong to Euroseas or Euroholdings and in which the Pittas family may have non-controlling, little, or even no power or participation, and Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.

We and two directors have affiliations with our Tanker Manager that may create conflicts of interest detrimental to us.

Two of our directors are also directors of our Tanker Manager, which is our ship technical and commercial management company for our product tanker vessel. Our Tanker Manager is also an affiliate of our majority shareholder. These responsibilities and relationships could create conflicts of interest between us and our Tanker Manager. Our Tanker Manager may provide similar services for vessels owned or operated by other shipping companies, and it also may provide similar services to companies with which our Tanker Manager is affiliated. Notably, our Tanker Manager provides such services to tanker vessels owned by the Latsco group. These responsibilities and relationships could create conflicts of interest between our Tanker Manager’s performance of its obligations to us, on the one hand, and our Tanker Manager’s performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection, among others, with the crewing, supply provisioning, and operations of the vessels in our fleet versus vessels owned or operated by other clients of our Tanker Manager. In particular, our Tanker Manager may give preferential treatment or be contractually or otherwise obligated to give preferential treatment to vessels owned or operated by other clients or affiliated companies. These conflicts of interest may have an adverse effect on our operating results. Such conflicts may also arise in connection with the chartering, purchase, sale, and operations of the tankers in our fleet versus other vessels that are or may be managed in the future by our Tanker Manager. As a result of these conflicts, our Tanker Manager may favor its own or its affiliates’ interests over our interests. These conflicts may have unfavorable consequences for us. Our Tanker Manager currently manages 20 operating tanker vessels that are not owned by Euroholdings, potentially causing conflicts such as those described above. Further, it is possible that in the future our Tanker Manager may manage additional vessels which will not belong to Euroholdings and in which the Latsis family may have non-controlling, little, or even no power or participation, and our Tanker Manager may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.

Companies affiliated with our Containership Manager, our Tanker Manager, or our officers and directors may acquire vessels that compete with our fleet.

Our Former Parent or companies affiliated with Eurobulk, our Tanker Manager or its affiliates, or our officers and directors may acquire additional vessels in the future. These vessels could be in competition with our fleet. Other companies affiliated with Eurobulk or our Tanker Manager might be faced with conflicts of interest with respect to their own interests and their obligations to us. We have received from our Former Parent the right of first offer under certain conditions with respect to any vessel sales by our Former Parent of vessels older than 15 years of age and a right of first refusal over any employment opportunity for a containership vessel of older than 15 years age pursuant to a charter presented or available to the Former Parent with respect to any vessel owned or chartered in, directly or indirectly, by it. However, this right of first refusal does not apply to newer containership vessels or to tanker vessels, and certain provisions will expire no later than March 17, 2028. We also do not have a similar agreement with our Tanker Manager. These conflicts of interest and potential competition may have an adverse effect on our operating results.

Item 4. Information on the Company

Α. History and Development of the Company

Overview

We are Euroholdings Ltd, an international shipping company specializing in worldwide seaborne transportation services. We currently own and operate one medium ranger (MR) product tanker vessel and two feeder containership vessels. Our containerships transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables and have a combined cargo-carrying capacity of 40,882 dwt or 3,171 teu. Our product tanker transports refined petroleum products and has a cargo-carrying capacity of 49,997 dwt. We have an average fleet age of approximately 22.0 years as of April 15, 2026.

We were incorporated under the laws of the Republic of the Marshall Islands, pursuant to the Marshall Islands Business Corporations Act, or the BCA, on March 20, 2024. The legislation under which Euroholdings Ltd operates is the BCA, and its registered agent and registered address in the Marshall Islands is The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH 96960. Our executive offices are located at 4 Messogiou & Evropis Street, 151 24, Maroussi, Greece. Our telephone number at this address is +30-211-1804005. We maintain our website at http://www.euroholdings.gr. The SEC maintains a website that contains reports, proxy and information statements, and other information that we and other issuers file electronically at www.sec.gov. Information that is or will be on or accessed through such websites does not constitute a part of, and is not incorporated by reference into, this Annual Report.

We were incorporated by Euroseas, or “Former Parent”, to serve as the holding company of three vessel owning subsidiaries of the Parent in connection with the Spin-Off.

On January 8, 2025, the Former Parent contributed to the Company three subsidiaries, or the Subsidiaries, in connection with the spin-off of Euroseas’ vintage vessels (i.e., older than 25 years), comprising the 1998-built m/v Diamantis P, which we sold on January 15, 2025 to an unrelated third-party for a gross price of $13.15 million in cash, as well as the 1999-built m/v Joanna and the 1997-built m/v Aegean Express, referred to herein as “Spin-Off.” Euroseas contributed these Subsidiaries to Euroholdings, in exchange for 2,780,855 of our issued and outstanding shares of common stock, which Euroseas distributed, on the basis of one share for every 2.5 shares of the Former Parent’s common stock, on March 17, 2025, or the “Distribution Date”, to Euroseas shareholders of record as of March 7, 2025, or the “Record Date”, on a pro rata basis. Euroseas’ shareholders received one share of common stock of Euroholdings for every two-and-one-half shares of common stock of Euroseas they owned as of the Record Date. In addition, prior to the Spin-off, the Board of Directors approved an equity incentive plan (the “2025 Equity Incentive Plan”). The 2025 Equity Incentive Plan will be administered by the Board of Directors which can make awards totaling in aggregate up to 200,000 shares over 10 years after the 2025 Equity Incentive Plan’s adoption date. On March 17, 2025, the Company issued 35,760 non-vested shares (representing 89,400 unvested shares of the Former Parent) to 30 key persons of the Former Parent and its Container Manager. The vesting of the 35,760 was accelerated due to the change in the Company’s control in June 2025 and the Company incurred share-based compensation of $286,080, which is included in “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2025.

Prior to the Spin-Off, on January 8, 2025, we entered into a master management agreement with Eurobulk. Pursuant to the master management agreement, Eurobulk is responsible for (i) being the manager of our two current container vessels (which were three vessels on January 8, 2025), (ii) providing crewing, technical, management, insurance freight management, accounting, chartering, sale and purchase, provisions bunkering and operations services to each vessel, (iii) compliance with SEC rules and regulations, including Sarbanes-Oxley, and (iv) providing executive services to the Company, including the provision of the services of our Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, Chief Administrative Officer, Internal Auditor and Secretary. We pay Eurobulk an annual fee of $500,000, which was applied pro-rata starting as of the Distribution date of Euroholdings, plus 850 Euros per containership vessel managed per day effective as of January 1, 2025. Each of these fees will be adjusted for inflation every year until the termination of the Management Agreement by either party.

On January 15, 2025, we sold the m/v Diamantis P to an unrelated third-party buyer at a gross price of $13.15 million.

On May 10, 2025, , we declared a quarterly dividend of $0.14 per share of common stock, to shareholders of record on July 9, 2025. We paid this dividend on July 16, 2025. The aggregate amount of this dividend was $394,326.10.

On June 23, 2025, in connection with the Marla Transaction, as defined below, we entered into an amendment to the master management agreement, to provide we are no longer required to use Eurobulk as the manager of any vessels that we acquire in the future, that the master management agreement may be terminated by either party upon 90 days’ notice, and that Eurochart S.A., or Eurochart, is not required to be the exclusive agent in respect of chartering and purchase and sale transactions.

Prior to the Spin-Off, on March 17, 2025, the Former Parent granted us a right of first refusal, pursuant to a right of first refusal agreement, to acquire any containership vessel which it may consider selling in the future if the containership vessel is older than 15 years of age at the time of the sale. This right of first refusal terminates in three years, or earlier if Aristides J. Pittas is no longer the Chief Executive Officer of the Company and the majority of the directors of the Company’s board of directors are not also directors of Euroseas Ltd. The right of first refusal agreement also provides to us a right of first refusal over any employment opportunity for a containership vessel of older than 15 years pursuant to a market charter presented or available to the Former Parent with respect to any containership vessel owned or chartered in, directly or indirectly, by the Former Parent.

On March 18, 2025, the shares of common stock of Euroholdings began trading on the Nasdaq Capital Market under the ticker symbol “EHLD” and Euroholdings became an independent publicly traded company focusing on managing older vessels, as well as other maritime opportunities.

The consolidated financial statements presented in this Annual Report are for the three years 2023, 2024 and 2025 and have been presented as if the Subsidiaries were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the subsidiaries listed below, from their dates of incorporation.

On June 23, 2025, certain of our shareholders, all associated with the Pittas family, entered into a stock purchase agreement, referred to herein as the “Marla Transaction,” and sold 51.04% of the Company’s outstanding common stock to Marla Investments Inc., a company affiliated with the Latsis family. Members of the Pittas family retained approximately 7.6% interest in the Company immediately after the closing of the Marla Transaction. In connection with the Marla Transaction, we were asked by the relevant sellers and purchaser to facilitate the transfer of the sale and purchase of the shares by agreeing to (i) amend our Shareholders’ Rights Plan to permit Marla Investments Inc. and its affiliates to become the beneficial owner of more than 15% of our issued and outstanding shares of common stock, (ii) to consider two persons suggested by Marla Investments Inc. to fill vacancies on our Board of Directors, and (iii) to enter into a registration rights agreement with Marla Investments Inc. relating to the acquired shares. No shares of the Company were issued in the Marla Transaction.

In connection with the Marla Transaction, two members of the Board, Mr. Aristides P. Pittas and Dr. Anastasios (Tasos) Aslidis, resigned as directors. Eurobulk, Eurochart, and their affiliates continue to provide executive, commercial, and technical management services to the Company and to certain of our subsidiaries. Our executive management remained unchanged after the Marla Transaction.

Following the Marla Transaction, our Board of Directors decided to focus our growth in the tanker sector and, initially, the medium-range (MR) product tanker subsector. We intend to acquire additional tanker vessels based on our assessment of market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.

On July 30, 2025, we declared a quarterly dividend of $0.14 per share of common stock to shareholders of record on September 9, 2025. We paid this dividend on September 16, 2025. The aggregate amount of this dividend was $394,326.10.

On November 6, 2025, we declared a quarterly dividend of $0.14 per share of common stock to shareholders of record on December 9, 2025. We paid this dividend on December 16, 2025. The aggregate amount of this dividend was $394,326.10.

On November 14, 2025, we, through our subsidiary Avatar Marine Inc., entered into a term loan facility with Piraeus Bank S.A. for $20.0 million to partly finance the acquisition of the MR product tanker, m/t Hellas Avatar, or the Piraeus Loan Facility. The Piraeus Loan Facility bears interest at 1.6% per annum (or 3.6% default interest) plus Term SOFR. We are required to repay the Piraeus Loan Facility in 24 quarterly installments of $385,000, plus an additional balloon payment of $10.76 million is due along with the final quarterly payment. The Piraeus Loan Facility has a final maturity date of November 18, 2031.

On November 18, 2025, m/t Hellas Avatar, an MR product tanker vessel with capacity of 49,997 dwt, built in 2015 in South Korea, was delivered to the Company pursuant to a memorandum of agreement that was executed on November 3, 2025. The vessel was purchased for a price of $31.83 million from an affiliated party of Marla. An independent committee of disinterested directors was formed to evaluate and approve the transaction. The vessel is technically and commercial managed by the Tanker Manager, an affiliate of Marla.

On February 9, 2026, we declared a quarterly dividend of $0.14 per share of common stock to shareholders of record on March 10, 2026. We paid this dividend on March 16, 2026. The aggregate amount of this dividend was $394,326.

B. Business Overview

Our business strategy is to invest in the shipping assets. We are currently focused on the containership and tanker sector. We carefully select the timing and the structure of our investments in vessels, and reliably, safely, and competitively operate the vessels we own, through our affiliated Containership Manager, Eurobulk, and our affiliated Tanker Manager, Latsco Marine Management Inc.

Our long-term strategy to maximize the value of our fleet is to employ our vessels on a mix of all types of charter contracts, including in the short-term or spot market and on long-term charters. We believe this strategy provides the cash flow stability, and high utilization rates of the charter market, while at the same time enabling us to benefit from periods of increasing short-term or spot market rates. But our short-term strategy at any given point in time is dictated by a multitude of factors and the chartering opportunities before us. We may, for example, seek to employ a greater portion of our fleet on the short-term or spot market or on time charters with longer durations, should we believe it to be in our best interests. We generally prefer spot or short-term contracts in order to be versatile, to be able to move quickly to capture a market upswing, and to be more selective with the cargos we carry. Long-term charters, however, provide desirable cash flow stability, albeit at the cost of missing upswings in cargo rates. Accordingly, our mix between short-term or spot charters and longer-term charters changes from time-to-time. When our ships are not all on the short-term or spot market, we generally seek to stagger the expiration dates of our charters to reduce exposure to volatility in the shipping cycle when our vessels come off of charter. We also continually monitor developments in the Container and Tanker shipping industry and, subject to market demand, will adjust the number of vessels on charters and the charter periods for our vessels according to market conditions.

We, our Containership Manager and our Tanker Manager have developed relationships with a number of international charterers, vessel brokers, financial institutions, insurers, and shipbuilders. We have also developed a network of relationships with vessel brokers who help facilitate vessel charters and acquisitions.

Our majority shareholder and Tanker Manager represents a continuous shipowning and management history that dates back to 1940s. We therefore believe that one of our advantages in the industry is our ability to select and safely operate vessels of any age. In addition, the limited operating horizon of elder vessels should minimize valuation uncertainty and better reflect the market value of the vessels and their contracted revenues.

Our Current Fleet

As of April 15, 2026, the profile and deployment of our fleet are the following:

Name	Type	Dwt	TEU	Year Built	Employment (*)
Container Carriers
Joanna (**)	Feeder	22,301	1,732	1999	Time Charter until Sep-26, then until Nov-26
Aegean Express (*)	Feeder	18,581	1,439	1997	Time Charter until Nov-26
Total Container Carriers	2	40,882	3,171
Tanker Vessels
Hellas Avatar	Product Tanker	49,997	N/A	2015	Spot/Short-Term
Total Tankers	1	49,997
Grand Total Vessels	3	90,879

(*) All dates listed are the earliest redelivery dates under each Time Charter unless noted.

(**) Period to Nov-2026 is at the option of the charterer.

We strategically monitor developments in the container and tanker industries on a regular basis and, subject to market demand, will seek to enter into shorter or longer time or bareboat charters according to prevailing market conditions.

We will compete for charters on the basis of price, vessel location, size, age, and condition of the vessel, as well as on our reputation as an operator. We will arrange our time charters and bareboat charters through the use of brokers, who negotiate the terms of the charters based on market conditions. Ownership of containerships and tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

Each of our vessels travels across the world and not on any particular route. The charterers of our vessels, whether time, bareboat or on the spot market, select the locations to which our vessels travel, subject to any restrictions under terms of employment.

We plan to expand our fleet by acquiring additional tanker vessels, by combining with other companies with similar fleets, or by other methods. We intend to pay for any vessels, companies, or other transaction by utilizing liquidity generated from our current fleet, by issuing new shares or debt, or with loans or other financing arrangements. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist. We employ our containerships mainly in the time charter market but may also employ them in the spot market. We employ our tanker vessel in the spot market. As of April 15, 2026, all of our containerships are employed under time charter contracts and our product tanker is employed in the spot market.

As of April 15, 2026, approximately 50.4% of our ship capacity days for the remainder of 2026 of our ship capacity days are under contract.

In “Item 5.E. Critical Accounting Estimates—Impairment of vessels” below, we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have generally experienced extraordinarily high volatility, and substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may decline below those vessels’ carrying value. We may not impair those vessels’ carrying value under our impairment accounting policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2024 and 2025, respectively and (ii) if we believe our vessel had a basic market value below its carrying value. As of December 31, 2025 and December 31, 2024, the basic charter-free market value of each vessel was higher than the vessel’s carrying value. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values as of the respective year end. However, we are not holding our vessels for sale, except as otherwise noted in this Annual Report.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without any notations. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•	vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts, and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

			Carrying Value As of December 31, 2024	Carrying Value As of December 31, 2025
Name	Capacity	Purchase Date	(in millions)	(in millions)
Container Carriers (1)	(teu)
Joanna	1,732	Jul-2013	$2.10	$2.08
Aegean Express	1,439	Sep-2016	$1.49	$1.49
Diamantis P (2)	2,008	Aug-2019	$2.65	N/A
Total Container Carriers	5,179		$6.24	$3.57
Tanker Vessel (1)	(dwt)
Hellas Avatar	49,997	Nov-2025	N/A	$31.6

(1)	As of December 31, 2025 and December 31, 2024, the basic charter-free market value of each vessel was higher than the vessel’s carrying value.

(2)	The m/v Diamantis P was sold on January 15, 2025 and we recognized a gain on sale of approximately $10.2 million.

If we sell any vessel with the relevant charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

Please read “Item 3.D. Risk Factors–Risks Relating to the Industries in Which We Operate—The market value of our vessels, and those we may acquire in the future, may fluctuate significantly.”

Time Charter

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing, insuring, repairing and maintenance, and other services related to the vessel’s operation, the cost of which is included in the daily rate, and the customer is responsible for substantially all of the vessel voyage costs, including the cost of bunkers (fuel oil) and canal and port charges.

“Basic hire rate” refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable semi-monthly or 15 days (or monthly), in advance, in U.S. dollars as specified in the charter. A hire rate can be fixed or index-linked, with the latter reflecting similar rate volatility as spot/voyage rates, although the index-linked hire rate may enable us to capture increased profit margins during periods of improvements in vessel charter rates.

When the vessel is “off-hire,” the charterer generally is not required to pay the basic hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things, operational deficiencies; drydocking for examination or painting the bottom; equipment breakdowns; damages to the hull; or similar problems.

We are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting, and performing work required by regulations. Our Containership Manager or Tanker Manager provides the technical, commercial, crewing and day-to-day operational management of our vessels. Technical management includes maintenance, repair, and drydockings.

We are generally entitled to suspend performance under the time charter if the customer defaults in its payment obligations. Either party may terminate the charter in the event of war in specified countries.

If we utilize the services of Eurochart, a company affiliated with our Chief Executive Officer, then we will pay commissions on those chartering arrangements of 1.25% to Eurochart. During the year ended December 31, 2025, we paid $159,494 for chartering commissions to Eurochart. We pay additional commission of usually up to 1.25% each to any other brokers involved in the transaction, plus address commission of usually up to 3.75% deducted from charter hire. For any fixtures by the Tanker Manager for our product tanker, we will pay commissions on those chartering arrangements of 1.25% to the Tanker Manager. The owner also pays commissions typically ranging from 0% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. During the year ended December 31, 2025, we paid $23,653 for chartering commissions to our Tanker Manager.

Voyage Charters

A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under voyage charters, we pay voyage expenses such as port, canal, and bunker costs. Voyage charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the voyage market generate revenue that is less predictable but may enable us to capture increased profit margins during periods of improvements in vessel charter rates.

Management of Our Fleet

The operations of our containership vessels are managed by Eurobulk, an affiliated ship management company owned by our Chairman and Chief Executive Officer, Aristides J. Pittas, and his family. Eurobulk manages our containership vessels under a master management agreement with us and separate management agreements with each of the two vessel owning subsidiaries that own each of our containerships. Starting January 1, 2025, the daily management fee per containership vessel was adjusted to 850 Euros per vessel (approximately $1,003, using the exchange rate as of December 31, 2025, which was $1.18 per Euro) and was further adjusted for inflation for 2026. Starting January 1, 2026, the daily management fee per vessel is 875 euros per vessel (approximately $1,033, using the exchange rate as of December 31, 2025, which was 1.18 per Euro). This fee will remain effective and adjusted for inflation every year until the termination of the Management Agreement (which may be done on 90 days’ prior written notice).

The fixed annual management fee cost was $500,000 with effect from January 1, 2025, and was applied pro-rata starting at the Distribution date of Euroholdings and amounted to $395,833, The fee was increased to $515,000 as of January 1, 2026 to account for inflation. The fee may be adjusted for inflation annually until the termination of the Master Management Agreement.

The Company also uses brokers for various services, as is industry practice. For our containerships, Eurochart, an affiliated company controlled by certain members of the Pittas family, upon request provides vessel sale and purchase services, and chartering services to the Company, whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues, if it is utilized. In addition, Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services to our containership vessels.

The operations of our product tanker vessel are managed by our Tanker Manager, an affiliate of our majority shareholder, and of which two of our directors serve as directors. We entered into a management agreement, through our wholly owned vessel-owing subsidiary of our product tanker, with the Tanker Manager. Pursuant the management agreement, the Tanker Manager provides us with technical, commercial and crewing services relating to the product tanker. These services include crewing, purchasing stores, lubricating oils, and spare parts, paying wages, pensions, and insurance for the crew, and organizing other vessel operating necessities, such as the arrangement and management of drydocking and services in relation to compliance with the European Union Emissions Trading System, also known as EU ETS or ETS, and FuelEU Maritime, or FEUM. We pay a daily fixed management fee of 1,250 Euros (approximately $1,475, using the exchange rate as of December 31, 2025, which was $1.18 per euro), which is subject to an annual review every February 1. In the event the vessel is laid up for more than one month, the management fee will be 50% of the regular daily management fee until one month before the vessel is put back into service. The agreement may be terminated by the Tanker Manager or us, by prior written notice, provided that such termination shall be effective upon the later of November 18, 2028 and two months following such notice, unless otherwise terminated pursuant to other provisions of the agreement. Either party may also terminate with immediate effect upon default by the other party and failure to cure within a reasonable period. The Tanker Manager may terminate for issues such as non-payment or the employment of the vessel in unlawful or hazardous trades, among other things. Additionally, the agreement shall be deemed to be terminated upon the sale of the vessel to an unaffiliated third party or if the vessel becomes or is declared a total loss. Upon a proposed change of control of either us or the Tanker Manager, either party may terminate the agreement with one month’s notice, if the parties fail to agree to a change of control as set forth therein. In the event of termination, other than by default by the Tanker Manager, the daily management fee shall be payable for three months following the effective date of termination. In the event of termination, we would also be required to cover any severance costs (i.e., costs which are legally required to be paid to the crew as a result of early termination). As part of the commercial management, we receive chartering and sale and purchase services for our product tanker from the Tanker Manager, an affiliate of our majority shareholder, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price, if any. The owner also pays commissions typically ranging from 0% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

Please see “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.”

Our Customers

We have well-established relationships with major charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. We seek to charter our vessels to customers whom we perceive as creditworthy, thereby minimizing the risk of default by our charterers. We also try to select charterers depending on the type of product they want to carry and the geographical areas in which they tend to trade.

We are a relationship driven company, and our top customer in 2025 included one of our top three customers from 2024. Our top customer per year accounted for approximately 87% of our revenues in 2025, 57% of our revenues in 2024, and 53% of our revenues in 2023. In 2025, Samudera and Vintage Shipping, accounted for 87% and 13% of our revenues, respectively. In 2024, ΖIM, Samudera and CMA CGM accounted for 57%, 21% and 17% of our revenues, respectively.

We charter our containership vessels to customers pursuant to time charter contracts. We carefully evaluate the length and rate of each charter at the time of fixing or renewing a contract considering market conditions, trends, and expectations. Currently, both of our containership vessels are employed on time charters with durations ranging from 6 to 7 months until the earliest redelivery period. Our time charters are for fixed terms and will expire in accordance with the schedule set forth in the table above. Our time charters are subject to earlier termination in the event one of our vessels is a total or constructive loss as the result of casualty or is off-hire for more than a specified period.

Following the expiration of our existing time charters, we expect to employ our fleet under short-to-medium-term time charters, depending on market conditions and our ability to secure such contracts.

Our product tanker is currently chartered pursuant to a voyage charter. A spot voyage or voyage charter is a contract to carry out a single voyage to transport an agreed quantity and type of cargo between certain ports or geographical regions. Typically, the charterer pays an agreed upon lumpsum amount, and the owner bears substantially all vessel operating expenses and voyage expenses.

We believe that our dependence on our key charter customers is moderate, because in the event of a charterer default our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer.

The Tanker Shipping Industry

Tanker vessels are the key means of transport for crude oil and petroleum products, which are used for energy production and other industrial uses. Crude oil is transported in uncoated vessels, which range in size from 55,000 dwt and above. Petroleum products are carried predominantly in coated ships and include commodities such as gas oil, gasoline, jet fuel, kerosene, and naphtha (often referred to as ‘clean products’), and fuel oil and vacuum gas oil (often referred to as ‘dirty products’). In addition, some product tankers are also able to carry bulk liquid chemicals and edible oils and fats if they have the appropriate International Maritime Organization (IMO) certification. These vessels are classified as product/chemical tankers, and as such, they represent a swing element in supply, having the ability to move between trades depending on market conditions. Clean petroleum products are therefore carried by non-IMO product tankers and IMO certified product/chemical tankers. IMO tankers will also carry, depending on their tank coatings, a range of other products including organic and inorganic bulk liquid chemicals, vegetable oils, and animal fats and special products such as molasses.

The key size sectors of crude oil tankers are the VLCC (more than 200,000 dwt), Suezmax (125,000-200,000 dwt), Aframax (85,000-125,000 dwt) and Panamax (55,000-85,000 dwt). The respective categories for petroleum product tankers are LR2 (more than 85,000 dwt), LR1 (55,000 - 85,000 dwt), MR (25,000-55,000 dwt) and small product tankers (less than 25,000 dwt). Product tankers and crude oil tankers are ordinarily chartered either through a voyage charter or a time charter, or under a long-term contract of affreightment (“COA”) or in pools.

In broad terms, demand for oil and oil products traded by sea is primarily affected by global and regional economic conditions, as well as other factors such as changes in the location of productive capacity, and variations in regional prices. Demand for shipping capacity is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tons or cubic metrics), together with the distance the cargo is carried. Demand cycles are cyclical and move broadly in line with developments in the global economy. Low crude prices between 2015 and 2017 induced greater consumption, which led to increased seaborne trade of crude oil as well as refined products. Growth in seaborne trade slowed in 2018 because of inventory drawdown in crude as well as refined products. In 2019, the decline in seaborne trade was on account of lower refinery runs and weaker economic growth. Refineries underwent maintenance in the first half of 2019 to prepare for low sulfur fuel oil and MGO demand related with IMO 2020 regulations (as discussed further below) on the control of sulfur emission, while refinery runs were lower in the second half of 2019 due to weaker economic growth.

The outbreak of COVID-19 severely affected the demand for crude oil and refined petroleum products in 2020 and 2021, as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. The decline in trade was mainly led by a sharp decline in both crude oil and oil products trade following restrictions enforced by authorities in several major economies. In 2022, oil demand and trade improved significantly as COVID-19 restrictions were being abated and longer haul routes started emerging as a result of the war in Ukraine. Products trades have received a boost in the last decade as a result of developments in exploration and production activity in the U.S. Horizontal drilling and hydraulic fracturing have triggered a shale oil revolution and rising crude oil production has also ensured the availability of cheaper feedstocks to local refineries. As a result, the U.S. has become a major net exporter of products. The emergence of China from its strict pandemic-related lockdown had also a positive impact in the market.

The supply of tanker vessels is dependent also on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair, and survey costs. As regards to new vessels, periods of high charter rates usually result in an increased appetite for new vessels, often more than what the demand levels warrant. However, there is usually an ordering lag meaning that these vessels begin to be delivered eighteen months or more later, when demand growth for vessels may have slowed down thus creating oversupply and quick correction of charter rates.

The Containership Industry

Containership shipping refers to the transport of containerized trade which encompasses mainly the carriage of finished goods, but increasingly a number of other cargoes shipped in container boxes. Containerized trade has been the fastest growing sector of seaborne trade, although in the last three years the rate of growth has slowed. Containerships are categorized by their size measured in terms of twenty-foot equivalent unit (“teu”) capacity and whether they have their own gearing (cranes). The different categories of containerships are as follows: (i) Post-Panamax vessels are generally vessels with carrying capacity of more than 4,000 teu; (ii) Panamax vessels are vessels with carrying capacity from 3,000 to 4,000 teu, and, in some designs, even up to 5,000 teu; these vessels are called such because the measurements of their beam and draft are the maximum allowable through the original Panama Canal; and (iii) Feeder containerships are vessels with carrying capacity from 500 to 3,000 teu and are usually equipped with cargo loading and unloading gear. Containerships are primarily employed in time charter contracts with liner companies, which in turn employ them as part of the scheduled liner operations. Feeder containerships are put in liner schedules feeding containers to and from central regional ports (hubs) where larger containerships provide cross ocean or longer haul service. The length of the time charter contract can range from several months to years.

Charter Hire Rates

Charter hire rates fluctuate by varying degrees among vessel size categories. Charter hire rate for tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China, and India.

Charter hire rates paid for vessels are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different vessel categories. However, because demand for larger container or tanker vessels is affected by the volume and pattern of trade in a relatively small number of goods or crude oil, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed, and fuel consumption.

In the voyage charter market, rates are influenced by cargo size, commodity/goods transported, port dues and canal transit fees, as well as commencement and termination regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

In pool arrangements, vessels are pooled together with a group of other similar vessels for economies of scale and the earnings are pooled and distributed to the vessel owners according to a prearranged agreement. Vessels in pool arrangements can be employed in either the time charter market or the spot charter market.

Vessel Prices

Following the invasion of Russia in Ukraine in February 2022, EU imposed a series of sanctions to oil imports from Russia which has led to a rapid increase in freight rates for tankers and consequently for tanker prices. The effects from the war between the United States and Israel against Iran and ongoing unrest in Palestine and the Red Sea have also affected Tanker and Container prices. Since that time, tanker prices have continued their positive course, albeit in a less pronounced manner. The values of containership vessels have increased. The capacity of the fully cellular worldwide container vessel fleet, as of April 15, 2026, was approximately 33.29 million teu with approximately another 12.18 million teu, or about 36.58% of the fleet capacity on order. Demolitions remain negligible, at approximately 8,710 teu as of April 15, 2026.

Our Competitors

The global container shipping market is extensive, diversified, highly competitive and fragmented. We compete for charters on the basis of price, vessel location, size, age, and vessel condition, as well as on reputation. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. On the containership side, we currently compete with other shipowners of carriers primarily in the Feeder containership sectors.

It is likely that we will face substantial competition for long-term charter and spot business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the container and tanker sectors. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

The global tanker market is highly competitive and based primarily on supply and demand of vessels and cargoes. We compete for charters on the basis of price, vessel location, size, age, and condition of the vessel, as well as on reputation. Ownership of tankers is highly diversified and is divided among many publicly listed companies, state-controlled companies, oil majors and independent vessel owners. Many oil companies and other oil trading companies, the principal charterers of our product tankers and crude oil tankers, also operate their own vessels and transport oil for themselves and third-party charterers in direct competition with independent owners and operators. Competition for charters, including for the transportation of oil and oil products, can be intense and depends on price as well as on the location, size, age, condition, specifications, and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel with the appropriate approvals from oil majors. Principal factors that are important to our charterers include the quality and suitability of the vessel, its age, technical sophistication, safety record, compliance with IMO standards, and the heightened industry standards that have been set by some energy companies, and the competitiveness of the bid in terms of overall price.

We currently compete primarily with other owners of containership and tanker vessels, many of which may have more resources than we do, and may operate vessels that are newer, and therefore more attractive to charterers than vessels we may operate.

Each of the Containership Manager and the Tanker Manager negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions.

Seasonality

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil and oil products in the northern hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than in the past, as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. This seasonality may affect operating results. However, to the extent that our vessels, or any vessels we may acquire, are chartered at fixed rates on a long-term basis, seasonal factors will not have a significant direct effect on our business.

The containership shipping industry’s seasonal trends are driven by the import patterns of manufactured goods and refrigerated cargoes by the major importers, such as the United States, Europe and, Japan. The volume of containerized trade is usually higher in the fall in preparation for the holiday season. During this period, container shipping rates are higher and, as a result, so are charter rates.

Disclosure of Activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r), as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions, or dealings relating to Iran or certain other sanctioned parties. Disclosure is required even where the activities, transactions, or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2025 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2025, our vessels did not complete any port call in Iran, and we are not aware of any vessels owned or controlled by our affiliates completing any port call in Iran or other jurisdictions required to be disclosed pursuant to Section 13(r) of the Exchange Act.

Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that our vessels will not, from time to time in the future on charterer’s instructions, perform voyages which would require disclosure pursuant to Section 13(r) of the Exchange Act.

We currently have no intention to charter our vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sub-let the vessels to sub-charterers who may make, port calls to Iran, but we always evaluate and reevaluate our legally available options.

Environmental and Other Regulations in the Shipping Industry

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties; national, state, and local laws; and regulations in force in the countries in which our vessels may operate or are registered relating to health and safety and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations, and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master, or equivalent), classification societies, flag state administrations (countries of registry), and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates, or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

In addition to our tanker’s oil cargo, we carry fuel oil (bunkers) in our containerships. We currently maintain, for each of our vessels, pollution liability insurance coverage of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, that would have a material adverse effect on our financial condition and operating cash flows.

International Maritime Organization

The IMO has adopted MARPOL, the SOLAS Convention, and the International Convention on Load Lines. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids, and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker, and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

In 2013, the IMO’s Marine Environmental Protection Committee, or the MEPC, adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These amendments require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs. On July 1, 2024, amendments to the ESP Code became effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

The IMO’s Annex VI to MARPOL addresses air pollution from vessels. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

MEPC’s amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter, and ozone depleting substances entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP. Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020, with the exception of vessels fitted with scrubbers which can carry fuel of higher sulfur content. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” (if the flashpoint is under 70°C) and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. Amendments to Annex VI, requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective on May 1, 2024. Additional amendments intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements and adding new definitions regarding probability of ignition became effective January 1, 2026. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the ECAs include specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations began on May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. At MEPC 82, MEPC announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that entered into force on March 1, 2026. The Canadian Arctic ECA amendments entered into force on March 1, 2026. The North-East Atlantic Ocean ECA is not yet in effect, but could enter into force in 2027. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide, or NOx, emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement SEEMPs, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers. MEPC 81 adopted amendments to the guidelines for the development of SEEMPs, including methodology for collecting data. These amendments went into effect on August 1, 2025.

Additionally, in 2022, MEPC 75 amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index, or EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. The CII, as amended, requires ships above 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MEPC amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil, or HFO, by ships in Arctic waters on and after July 1, 2024. In 2021, MEPC 77 adopted a non-binding resolution which urges EU Member States, or Member States, and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. The initial phase of review of these short-term GHG reduction measures was completed and MEPC 83 adopted amendments to CII reduction factors for 2027 to 2030. Phase 2 of review, focusing on the SEEMP framework, will run from Spring 2026 to Spring 2028.

We may incur costs to comply with these revised standards, which may be material. Additional or new conventions, laws, and regulations may be adopted that could require the installation of expensive emission control systems and could materially adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against shipowners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or the IMDG Code. The IMDG Code includes (1) the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing, and classification requirements for dangerous goods and (3) mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include addition of a definition of dosage rate, additions to the list of high consequence dangerous goods, new provisions for medical/clinical waste, addition of various ISO standards for gas cylinders, a new handling code, and changes to stowage and segregation provisions. The newest edition of the IMDG Code took effect on January 1, 2024, although the changes are largely incremental. In May 2024, the last IMDG Code amendment was adopted, covering additional provisions for ships carrying dangerous goods. The amendment became effective on January 1, 2026.

Amendments to SOLAS chapter II-2, intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with regulation SOLAS II-2/4.2.1, became effective January 1, 2026.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity, and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, and from July 1, 2016 with respect to new oil tankers and bulk carriers. Regulation II-1/3-10 requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, or GBS Standards.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW. All seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water, or the Polar Code. The Polar Code covers design, construction, equipment, operational, training, search and rescue, as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.

Furthermore, action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by shipowners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.

In June 2022, SOLAS also set out new amendments that took effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations, which may be material.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, which entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention requires mandatory concentration limits, and requires all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first IOPP certificate renewal survey following entry into force of the convention.

The MEPC maintains guidelines for approval of ballast water management systems (G8). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP certificate renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms, or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all of our ships have met the D-2 standard. Costs of compliance with these regulations may be substantial. MEPC 75 adopted amendments to the BWM Convention which require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This will not apply to ships that already have an installed BWM system certified under the BWM Convention. In December 2022, MEPC 79 permitted the use of ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which came into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which came into force in October 2025. Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting and the 2024 Guidance for Administrations on the type of approval process for ballast water management systems to support harmonized evaluation by Administrations. The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. Our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force as required by law.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on shipowners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti-Fouling Requirements

The IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention, which entered into force on September 17, 2008. It prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention. In 2023, amendments to the Anti-fouling Convention became effective, prohibiting anti-fouling systems containing cybutryne; a ship shall not apply or re-apply anti-fouling systems containing cybutryne. We have obtained Anti-fouling System Certificates for our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and European Union ports, respectively. As of the date of this annual report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200-nautical mile exclusive economic zone around the U.S. The U.S. has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third-party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;

(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;

(iv)	net loss of taxes, royalties, rents, fees, or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi)

net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective March 23, 2023, new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, amount to the greater of $1,300 per gross ton or $1,076,000 (previous limit was $1,200 per gross ton or $997,100). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction, or operating regulation by a responsible party (or its agent, employee, or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to report the incident as required by law where the responsible party knows or has reason to know of the incident; to reasonably cooperate and assist as requested in connection with oil removal activities; or to, without sufficient cause, comply with an order issued under the Federal Water Pollution Act or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal, and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third-party, an act of God, or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer, or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. However, under a new administration, in August 2023, the BSEE released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations. In September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. On January 6, 2025, the Biden administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but the ban was challenged. On January 20, 2025, President Trump issued an executive order purporting to revoke this ban, but the full legal effect of the order remains in question. The Trump administration has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the CWA in its decision dated May 25, 2023. The final rule became effective September 8, 2023 and operates to limit the CWA. On March 12, 2025, the EPA announced it would work with the U.S. Army Corps of Engineers to review the definition of WOTUS and undertake a rulemaking process to revise such definition. On November 17, 2025, a new definition of WOTUS was proposed to align with the Supreme Court’s decision, narrowing federal jurisdiction and clarifying exclusions. Public comments closed on January 5, 2026, and comments will be reviewed and taken into consideration in drafting a final rule.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit, or VGP, program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, and requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the U.S. Coast Guard must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard, and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessness, or serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting, and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/ E C (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea, and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, Member States must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

Effective January 2024, the European Union Emissions Trading System, or EU ETS, was extended to cover CO2 emissions from all ships above 5,000 gross tonnage and above entering EU ports, regardless of the flag they fly. The system covers: (a) 50% of emissions from voyages starting or ending outside of the EU (allowing the third country to decide on appropriate action for the remaining share of emissions) and (b) 100% of emissions that occur between two EU ports and when ships are within EU ports. The EU ETS covers CO2 (carbon dioxide), CH4 (methane) and N2O (nitrous oxide) emissions, but the two latter only as from 2026. Shipping companies will need to surrender to the relevant EU authorities the allowances that correspond to the emissions covered by the EU ETS. These allowances are normally purchased by the entity responsible for the purchase of bunkers, (i.e., the charterers in the case of time charter agreements). In the case of voyage charter agreements, the cost of the allowances is normally included in the charter rate. There is a phase-in period requiring shipping companies to surrender allowances corresponding to 40% of their covered 2024 emissions in 2025; 70% of their covered 2025 emissions in 2026; and 100% of their covered 2026 emissions in 2027. In connection with the EU ETS regulation we target CO2 emissions reductions and are implementing and adopting measures to decarbonize our fleet and improve our CII and thereby have minimized and are continuing to minimize the financial impact of decarbonizing our fleet via the inclusion of a clause in our charter party agreements which imposes an obligation on the charterer to cover the cost associated with the CO2 emissions generated during voyages to and from and within the EU. The EU Directive 2023/959 contains provisions that state that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, all maritime allowances are auctioned and there is no free allocation. From a risk management perspective, new systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms, and emissions reporting procedures must be put in place to continue to manage the administrative aspect of ETS compliance, which may come at a significant cost.

The EU also adopted the FuelEU Maritime regulation, a proposal included in the “Fit-for-55” legislation. From January 2025, FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area. This intensity is measured as GHG emissions per energy unit (gCO2 e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 g CO2 e/MJ. This started at a 2% reduction from 2025, will increase to 6% in 2030, and will accelerate from 2035 to reach an 80% reduction by 2050. FuelEU Maritime requires all ships above a gross tonnage of 5,000 to carry on board a “FuelEU certificate of compliance” from June 30, 2026 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used onboard by a ship and with the requirements on the use of on-shore power supply at berth. Among other things, FuelEU Maritime requires that, from January 1, 2025, the greenhouse gas intensity of fuel used by covered vessels is reduced by 2%, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. Our vessels do not currently trade in the EU, however if they do, we plan to comply by virtue of entering into pooling mechanisms with other shipping companies in order to achieve compliance. The Hellas Avatar had a minor FuelEU Maritime deficit relating to voyages under its previous ownership, and the previous owner has stated that has that it intends to include the vessel within its own pooling arrangement for 2025 and settle the amount owed through such arrangement.

Additional EU regulations which are part of the EU’s “Fit-for-55,” could also affect our financial position in terms of compliance and administration costs when they take effect.

Ship Recycling Regulations

Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013, or the SRR, in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. The SRR applies to vessels flying the flag of a Member State, and some of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, among other things, to (i) have on board an inventory of hazardous materials that complies with the SRR requirements and (ii) to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verify the inventory. Pursuant to the SRR, the EU Commission publishes, from time to time, a European List of approved ship recycling facilities meeting the requirements of the SRR. On November 11, 2020, the EU Commission published an implementing decision that included an updated version of the European List. Furthermore, the SRR requires that, from December 31, 2020, all existing ships sailing under the flag of EU Member States and non-EU flagged ships calling at an EU port or anchorage must carry on board an Inventory of Hazardous Materials with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and entered into force on June 26, 2025, it is expected that the EU SRR will be reviewed in light of this.

European Mandatory Non-Financial Reporting Regulations

On November 28, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive, or CSRD. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (such as, for example, respect for employee and human rights, anti-corruption and bribery, corporate governance, and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in scope company’s operations and value chain. The CSRD will apply on a phased-in basis to large EU and non-EU undertakings subject to certain financial and employee thresholds being met (as described below). Following the publication of the Omnibus package of proposals on February 26, 2025, which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that were due to report in 2026 and 2027 has been postponed to 2028. The Omnibus package was approved by the EU Parliament on December 16, 2025 and will simplify compliance for small and medium-sized entities: all companies with up to 1,000 employees and less than EUR 450 million turnover will be outside the scope of the CSRD. For companies that are in scope, the European Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards. The CSRD will now apply to (a) EU undertakings and non-EU issuers, who on an individual or group basis, have more than EUR 450 million net turnover and more than 1,000 employees on average during the financial year; and (b) non-EU ultimate parent undertakings that have more than EUR 450 million net turnover generated in the EU (individually or on a consolidated basis) for each of their last two consecutive financial years, and EU subsidiaries or branches in the EU with more than EUR 200 million net turnover in the preceding financial year. New systems, personnel, data management systems, and reporting procedures will have to be put in place to prepare for and manage the administrative aspects of CSRD compliance, which may come at a significant cost.

A new Corporate Sustainability Due Diligence Directive, or CSDDD, was also adopted on July 25, 2024 as part of the Fit-for-55 Package and establishes a corporate due diligence duty. CSDDD was to apply to large companies with more than 1,000 employees and the turnover threshold EUR 450 million. However, following the approval of the Omnibus agreement on December, 16, 2025, CSDDD is now expected to apply from July 26, 2029 and the thresholds have now been revised to only apply to (a) EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover, and more than 5,000 employees on average during the financial year; and (b) non-EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover generated in the EU. The aim of CSDDD is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules endeavor to ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. New systems, personnel, data management systems, and reporting procedures will have to be put in place to prepare for and manage the administrative aspect of CSDDD compliance, which may come at a significant cost.

International Labour Organization

The International Labour Organization is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member State and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement but in January 2026, the U.S. fully withdrew from the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions, and notes that technological innovation, alternative fuels, and/or energy sources for international shipping will be integral to achieve the overall ambition. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of greenhouse gas, or GHG, emissions from ships, recognizing the need to strengthen the “levels of ambition”. In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. In April 2025, the IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until October 2026.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or the MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

Surveys by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, or the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by the applicable Classification Society.

A vessel must undergo annual surveys, intermediate surveys, drydockings, and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to have its underwater parts inspected by class every 30 to 36 months, but for vessels subject to enhanced survey requirements and above 15 years of age, its underwater parts must be inspected in drydock. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

The following table lists the upcoming intermediate or special survey for the vessels in our current fleet. Special surveys typically require drydocking of the vessels while intermediate surveys may not, depending on the age of the vessel and its condition. The intermediate surveys listed in the table below will not require drydocking of the vessels, unless otherwise specified below.

Vessel	Anticipated Month and Year	Type
Aegean Express	November 2027	Special Survey
Joanna	June 2027	Intermediate Survey (in water)
Hellas Avatar	September 2030	Special Survey

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

Hull and Machinery Insurance

We procure (i) hull and machinery insurance and (ii) protection and indemnity insurance. These policies also cover damage by fixed and floating objects and claims arising from collision liabilities with other vessels. Our protection and indemnity insurance includes environmental damage and pollution insurance. In addition, under our protection and indemnity insurance, there is also cover for damage to fixed and floating objects and claims arising from collisions with other vessels. Each of our vessels is covered up to at least its fair market value with a deductible, per incident. We also maintain increased value coverage for our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full under our hull and machinery policy by reason of under insurance, due to the difference that may arise between the vessel’s insured value as stated in the hull and machinery policy and the value of the vessel adopted for the purposes of claims covered under excess liabilities. A separate policy is in place for war risk insurance and freight, demurrage and defense insurance for our fleet.

We sometimes maintain insurance against loss of hire (for certain charters for which we consider it appropriate), which covers (after applying the policy’s deductible) business interruptions that result in the loss of use of a vessel following a hull and machinery claim.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers, and other third parties; loss or damage to cargo; claims arising from collisions with other vessels; damage to other third-party property; pollution arising from oil or other substances and salvage; and towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

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

C. Organizational structure

We are a Marshall Islands corporation. As of the date of this Annual Report, Euroholdings wholly owns three operational subsidiaries, two of which are Marshall Islands corporations and one of which is a Liberian corporation, and each such corporation owns one vessel. Our significant wholly owned subsidiaries as of December 31, 2025 are listed in Exhibit 8.1 to this Annual Report. See “Item 4.A. History and Development of the Company.” Euroholdings also owns one Liberian corporation that used to own a vessel that was sold.

D. Property, plants and equipment

We do not own any real estate property. As part of the management services provided by Eurobulk during the period in which we have conducted business to date, we maintain our offices, at no additional cost, at 4 Messogiou & Evropis Street, 15124 Maroussi Greece. We do not have current plans to lease or purchase office space, although we may do so in the future. Other than our vessels, we do not have any material property. See “Item 4.B. Business Overview — Our Current Fleet” and “Item 4.B. Business Overview — Environmental and Other Regulations in Shipping Industry.” For a description of our major encumbrances on our fleet please see “Item 5.B. Liquidity and Capital Resources.” We have no manufacturing capacity, nor do we produce any products.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with “Item 3. D. Risk Factors,” “Item 4. Business Overview” and our financial statements and footnotes thereto contained in this Annual Report. See “Item 18. Financial Statements.”

This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results may differ materially from those contained in the forward-looking statements. Please read “Cautionary Statement Regarding Forward-Looking Statements” for additional information regarding forward-looking statements used in this Annual Report.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand our results of operations and financial condition. The MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and notes thereto included in “Item 18. Financial Statements.”

The MD&A generally discusses 2025 and 2024 items and year-on-year comparisons between 2025 and 2024. Discussions of 2023 items and year-on-year comparisons between 2024 and 2023 that are not included in this Form 20-F can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on May 15, 2025.

Lack of Historical Operating Data for Vessels before Their Acquisition

Vessels are generally acquired free of charter. Where a vessel has been under a voyage charter or a short-term time charter, the vessel is usually delivered to the buyer free of charter. Where a vessel is under a medium to longer-term time charter when being sold and the buyer wishes to assume that charter, the vessel generally cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement (typically called a “novation agreement”) with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

Consistent with shipping industry practice, we were not and have not been able obtain the historical operating data for the secondhand vessels we purchase, in part because that information is not material to our decision to acquire such vessels, nor do we believe such information would be helpful to potential investors in our shares of common stock in assessing our business or profitability. We generally purchase our vessels under a standardized agreement commonly used in shipping practice, which, among other things, provides us with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not provide us the right to inspect, or receive copies of, the historical operating data of the vessel. Accordingly, such information was not available to us. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. Typically, the technical management agreement between a seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

In addition, and consistent with shipping industry practice, we treat the acquisition of vessels from unaffiliated third parties as the acquisition of an asset rather than a business. We believe that, under the applicable provisions of Rule 11-01(d) of Regulation S-X under the Securities Act, the acquisition of vessels does not constitute the acquisition of a “business” for which historical or pro forma financial information would be provided pursuant to Rules 3-05 and 11-01 of Regulation S-X.

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

To the extent that we purchase a vessel and assume or renegotiate a related time charter, among others, we generally will be required to take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	in some cases, obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

When we charter a vessel pursuant to a long-term time charter agreement with varying rates, we recognize revenue on a straight line basis, equal to the average revenue during the term of the charter.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is mainly comprised of the following elements:

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels mainly require the following components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans, as per relevant regulations;

•	obtaining of ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hiring management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels mainly requires the following components:

•	management of our financial resources, including banking relationships (i.e., administration of bank loans that we may enter into in the future and bank accounts);

•	management of our accounting system and records and financial reporting;

•	administration of the compliance with the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charter hire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

A. Operating results

We currently charter our vessels to customers pursuant to short- to medium-term time charters (historically up to two years) ,as well as voyage charters, although we may also charter our vessels under certain market conditions for longer periods. We carefully evaluate the length and rate of the time charter contract at the time of fixing or renewing a contract and consider market conditions, trends, and expectations.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Spot Charter Rates. We calculate spot charter rates on contracts made in the spot market for the use of a vessel for a specific voyage, also known as a “voyage charter”, to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally commits to a minimum amount of cargo and the charterer is liable for any short loading of cargo or “dead” freight. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

Time charter revenue and Voyage charter revenue. Our charter revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter revenue that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the transportation market, the number of vessels on time charters, voyage charters and in pools, and other factors affecting charter rates in the containership market.

Commissions. We pay commissions on chartering arrangements of our two containerships of 1.25% to Eurochart, a company affiliated with our Chief Executive Officer and of our one product tanker of 1.25% to the Tanker Manager, a company affiliated with our majority shareholder, plus an additional commission of usually up to 1.25% to other brokers involved in the transaction, plus address commission of usually up to 3.75% deducted from charter hire. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart and the Tanker Manager, also receive a fee equal to 1% of the vessel sales price calculated as stated in the relevant memorandum of agreement for any sale of our two containerships or our product tanker, respectively. Eurochart also receives a commission of 1% of the vessel purchase price for acquisitions the Company makes using Eurochart’s services, which is paid by the seller or the buyer of the vessel, depending on the terms stated in the relevant memorandum of agreement.

Voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or paid by the Company when the vessel is off-hire. Under time charters, the charterer pays voyage expenses whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period. We pay the voyage expenses that are also incurred when our vessels are idle or are sailing for repositioning purposes or for drydocking.

Vessel operating expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically changed in line with the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general (e.g., developments relating to market prices for insurance or inflationary increases) may also cause these expenses to increase.

Related party management fees. These are the fees that we pay to our affiliated containership manager (Eurobulk) under our management agreements for the technical and commercial management that Eurobulk performs on our behalf. These also include the fees that we pay to the Tanker Manager, an affiliated technical manager who manages our product tanker vessel.

Vessel depreciation. We depreciate our vessels on a straight-line basis with reference to the cost of the vessel, age, and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel. Remaining useful lives of property are periodically reviewed and revised to recognize changes in conditions, new regulations, or other reasons. Revisions of estimated lives of vessels are recognized over current and future periods.

Dry-docking expenses. Dry-docking expenses relate to regularly scheduled intermediate surveys or special surveys necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. Drydocking expenses are accounted for using the direct expense method, as this method eliminates a significant amount of time and subjectivity in determining which costs and activities related to drydocking and special surveys should be deferred.

General and administrative expenses. We incur expenses consisting mainly of executive compensation, share based compensation, professional fees, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses. We obtain the executive services of our Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, Chief Administrative Officer, Internal Auditor, and corporate secretary through Eurobulk as part of our master management agreement.

Other operating income. Other operating income includes income from all other operating activities that are not related to the principal activities of the Company, such as gain from insurance claims.

Interest and other financing costs. We traditionally finance vessel acquisitions partly with loan facilities on which we incur interest expense. The interest rate we pay will generally be linked to SOFR, although from time to time we may utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period incurred. We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and other financing costs over the term of the underlying obligation using the effective interest method; the un-amortized portion is written off if the loan is prepaid early.

In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In addition, we use the amount of cash at our disposal and our total indebtedness to assess our short-term liquidity needs and our ability to finance additional acquisitions with available resources (see also discussion under “Capital Expenditures” below). In assessing the future performance of our present fleet, the greatest uncertainty relates to the spot market performance which affects those of our vessels that are not employed under fixed time charter contracts as well as the level of the new charter rates for the charters that are to expire. Decisions about the acquisition of additional vessels or possible sales of existing vessels are based on a financial and operational evaluation of such action and depend on the overall state of the containership vessel market, the availability of purchase candidates, available employment, anticipated drydocking cost, and our general assessment of economic prospects for the sectors in which we operate.

Interest income. The interest income we earn on our cash deposits with our lenders and other financial institutions is dependant on the prevailing interest rates and the amount we deposit.

Results from Operations

Year ended December 31, 2025 as compared to year ended December 31, 2024

The following table sets forth the results of the carve-out operations of the three Subsidiaries that were contributed to the Company, the Euroholdings Ltd Predecessor, for the years ended December 31, 2023, 2024 and 2025. This information should be read together with “Item 5.D. Trend Information” of our audited consolidated financial statements and related notes included elsewhere in this Annual Report. See “Item 18. Financial Statements.”

86

	2023	2024	2025
Statement of Operations Data
Time charter revenue	17,458,102	16,043,730	11,919,860
Voyage charter revenue	-	473,055	1,892,232
Commissions	(961,530)	(876,154)	(583,741)
Net revenue	16,496,572	15,640,631	13,228,351
Voyage expenses	(253,264)	(1,010,520)	(814,615)
Vessel operating expenses	(6,492,939)	(6,351,471)	(4,683,815)
Dry-docking expenses	(888,266)	(2,616,834)	(586,176)
Vessel depreciation	(1,465,858)	(43,070)	(302,962)
Related party management fees	(927,573)	(971,346)	(880,359)
General and administrative expenses	(780,439)	(817,098)	(1,497,535)
Net gain on sale of vessel	-	-	10,230,210
Other operating income	2,271,816	-	-
Operating income	7,960,049	3,830,292	14,693,099
Interest and other financing costs	(224,874)	(65,989)	(137,787)
Interest income	-	-	226,779
Foreign exchange loss/(gain)	(2,681)	8,940	(23,665)
Net income	7,732,494	3,773,243	14,758,426
Earnings per share – basic and diluted	2.78	1.36	5.27
Common stock dividends declared per share	-	-	0.42
Cash dividends declared to common shareholders	-	-	1,182,979
Weighted average number of shares outstanding during the year, basic and diluted	2,780,855	2,780,855	2,799,666

Year ended December 31, 2025 compared to year ended December 31, 2024

Time charter revenue & Voyage charter revenue. Time charter revenue and voyage charter revenue, collectively, “Voyage revenue”, for 2025 amounted to $13.8 million, decreasing by 16.4% compared to $16.5 million for the year ended December 31, 2024. The decrease is due to the lower number of vessels that we operated on average in 2025 compared to 2024 as well as the decrease in the commission percentage charged. In 2025, we operated an average of 2.2 vessels. In 2024, we operated an average of three vessels. In the year 2025, our fleet had 765.2 voyage days earning revenue as compared to 1,032 voyage days earning revenue in 2024. Market charter rates in 2025 were on average at higher levels for our vessels compared to the same period of 2024, which was reflected in the average earnings of our ships. While employed, our vessels generated a TCE rate of $16,986 per day per vessel in 2025 compared to a TCE rate of $15,025 per day per vessel in 2024, an increase of 13.1%. We had 19.0 scheduled off-hire days (including drydocking), no commercial off-hire days and 3.6 operational off-hire days in 2025, compared to 58.7 scheduled off-hire days (including drydocking), 3.3 commercial off-hire days and 4.0 operational off-hire days in 2024. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the fixed term time charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market, which is influenced by market developments.

Commissions. We paid a total of $0.6 million in charter commissions for the year ended December 31, 2025, representing 4.2% of voyage revenues. This represents a decrease over the year ended December 31, 2024, when commissions paid were $0.9 million, representing 5.3% of voyage revenues. The decrease is due to the lower revenues as a consequence of the decrease in the number of vessels that we owned as well as the decrease in the commission percentage charged. in 2025 compared to 2024.

Voyage expenses. For the year ended December 31, 2025, voyage expenses amounted to $0.8 million compared to $1.0 million for the same period of 2024. Voyage expenses for the year 2025 related to our expenses in various ports and expenses incurred by one of our vessels while employed under a voyage charter. Voyage expenses for the year 2024 related to expenses incurred by one of our vessels while employed under a voyage charter and vessels repositioning between time charters, as well as owners’ expenses at certain ports. The decrease of $0.2 million between the two years is due to the lower number of vessels owned and operated in the year ended December 31, 2025 compared to the same period of 2024. Voyage expenses are dependent on the number of voyage charters, if any, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.

Vessel operating expenses. Vessel operating expenses were $4.7 million in 2025 compared to $6.4 million in 2024. The decrease is due to the lower number of vessels that we owned and therefore for which we had expenses in 2025 compared to 2024. In 2025, we operated an average of 2.2 vessels. In 2024, we operated an average of three vessels.

Related party management fees. During 2025, Eurobulk charged us 850 Euros per day per vessel, totaling $0.8 million for the year, or $1,082 per day per vessel. During 2025, Latsco charged us 1,250 Euros per day per vessel, totaling $0.08 million for the year. During 2024, Eurobulk charged us 810 Euros per day per vessel totaling $1.0 million for the year, or $885 per day per vessel. During 2024, Latsco charged us $nil. The decrease in related party management fees is mainly attributable to the lower number of vessels operating in 2025 partly offset by the increase in the Eurobulk daily management fee from 810 Euros per day per vessel in 2024 to 850 Euros per day per vessel in 2025 due to the adjustment for inflation in the daily vessel management fee of the container vessels, effective from January 1, 2025, the unfavorable movement of the Euro/dollar exchange rate during the period, and the rate of 1,250 Euros per day paid for the tanker vessel.

General and administrative expenses. These expenses consist mainly of executive compensation, professional fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses, including new expenses for being a public company. In 2025, we had a total of $1.5 million of general and administrative expenses as compared to $0.8 million in 2024. The increased general and administrative expenses reflect mainly expenses related to the Company being public, including the compensation expense recognized due to accelerated vesting of share-based awards upon the change of control.

Dry-docking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. In 2025, one of our vessels completed its intermediate survey and another one entered drydock in order to pass its special survey that was completed in 2026, for a total cost of $0.6 million. In 2024, two vessels passed their special survey with drydock for a total cost of $2.6 million.

Vessel depreciation. Vessel depreciation for 2025 was $0.3 million, compared to $0.04 million for 2024. The increased amount in 2025 is a result of the depreciation charge for the newly acquired m/t Hellas Avatar within the fourth quarter of 2025. Vessel depreciation for 2024 was $0.04 million as a result of the fact that two of the three vessels of the Company were fully depreciated during 2023 while the last one was fully depreciated in the first semester of 2024.

Net gain on sale of vessel. On January 10, 2025, the Company signed an agreement to sell M/V Diamantis P, a 2,008 teu container carrier, built in 1998, for further trading, for approximately $13.2 million, resulting in a gain on sale of $10.2 million. No case of vessel sale existed in 2024.

Interest and other financing costs. Interest expense and other financing costs for the year 2025 amounted to $0.1 million. Comparatively, during the same period in 2024, interest and other financing costs amounted to $0.07 million. Interest expense charged was higher in 2025 due to the loan drawn down for the acquisition of m/t Hellas Avatar in the fourth quarter of 2025.

Interest Income. Interest income increased to $0.2 million in 2025, compared to nil in the same period of 2024. The increase in interest income is attributable to higher cash balances maintained during 2025 compared to the corresponding period in 2024.

Net income. As a result of the above, net income for the year ended December 31, 2025 was $14.8 million, as compared to a net income of $3.8 million for the year ended December 31, 2024.

Inflation

In addition to the increase in management fees discussed above, inflation affects our operating expenses as well as our administrative expenses. In the event that global inflationary pressures increase, these pressures would have an even greater influence on our operating, voyage and administrative expenses.

Year ended December 31, 2024 compared to year ended December 31, 2023

For a discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5.A. Operating and Financial Review and Prospects” in our annual report on Form 20-F (File No. 001-42465), filed with the SEC on May 15, 2025.

Implications of Being an Emerging Growth Company and Foreign Private Issuer

We continue to qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

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

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year, if we issue more than $1 billion of non-convertible debt over a three-year period, or we qualify as a large accelerated filer, meaning our common stock has a public float of over $700 million. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Marshall Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will not be subject to certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act imposing liability for directors, certain officers, and significant shareholders who profit from trades made in a short period of time; and

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

As a foreign private issuer our significant shareholders are not required to file public reports of their ownership of securities and trading activities pursuant to Section 16(a) of the Exchange Act. In addition, as a foreign private issuer and an emerging growth company, we are permitted to provide less detailed disclosure regarding executive compensation. Thus, for so long as we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to not be subject to more stringent executive compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer. See “Item 16G. Corporate Governance.”

B. Liquidity and Capital Resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows, and long-term borrowings. Our principal use of funds has been capital expenditures to acquire vessels and maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and make cash distributions to our shareholders.

Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and short-term principal payments on outstanding debt, and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary sources of short-term liquidity are cash generated from operating activities, available cash balances, proceeds from vessel sale and portions from debt and equity financings.

Our long-term liquidity requirements are funding the equity portion of vessel acquisitions and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of vessels and the selective sale or scrapping of older vessels. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources. Our ability to continue to meet our liquidity needs is subject to and will be affected by cash generated from operations, the economic or business environment in which we operate, shipping industry conditions, the financial condition of our customers, vendors, and service providers, our ability to comply with the financial and other covenants of our indebtedness, and other factors.

In the future, we may require capital to fund acquisitions or to improve or support our ongoing operations and debt structure, particularly in light of economic conditions resulting from geopolitical conflict and wars, and general conditions in the tanker and containership market. We may from time to time seek to raise additional capital through equity or debt offerings, selling vessels or other assets, pursuing strategic opportunities, or otherwise. We may also from time to time seek to incur additional debt financing from private or public sector sources, refinance our indebtedness or obtain waivers or modifications to our credit agreements to obtain more favorable terms, enhance flexibility in conducting our business, or otherwise. We may also seek to manage our interest rate exposure through hedging transactions. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. However, if market conditions are unfavorable, we may be unable to accomplish any of the foregoing on acceptable terms or at all.

As of December 31, 2025, we had an indebtedness of $20 million, whereas we had no indebtedness as of December 31, 2024.

Our total cash and cash equivalents as at December 31, 2025 were $3.6 million, $0.3 million of which were classified as restricted cash. Our total cash and cash equivalents as at December 31, 2024 were $0.13 million. On January 15, 2025, we sold the m/v Diamantis P to a third-party buyer for further trading at a gross price of $13.15 million. The gain on the sale of the vessel was approximately $10.2 million.

In the Company’s opinion, the working capital, is sufficient for the Company’s known short-term and long-term liquidity requirements.

Please see “Item 5.B. Liquidity and Capital Resources—Debt Financing” for further information about our loan facilities. Our primary uses of funds have been vessel operating expenses, general and administrative expenses, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses, funding the equity portion of the acquisition cost of our vessels,, and repayments of loans.

As of the date of this Annual Report we have no contractual commitments for the acquisition of any vessel.

Our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period from the issuance of the financial statements.

We hold cash and cash equivalents primarily in U.S. dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns, while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We are exposed to market risk from changes in market rates for vessels. We may use interest rate swaps to manage interest costs and the risks associated with changing interest rates of any loans we enter into in the future. Please read “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity and debt offerings, and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in the future.

Summary of Contractual Obligations

Contractual obligations are set forth in the following table as of December 31, 2025:

In U.S. dollars	Total	Less than One Year	One to Three Years	Three to Five Years	More Than Five Years
Long-term bank loans	20,000,000	1,540,000	3,080,000	3,080,000	12,300,000
Interest Payments (1)	5,280,643	962,728	1,664,217	1,746,477	907,221
Vessel Management fees (2)	3,158,869	1,292,100	1,866,769	-	-
Other Management fees (3)	2,124,177	515,000	1,061,106	548,071	-
Total	30,563,689	4,309,828	7,672,092	5,374,548	13,207,221

(1)

Assuming the amortization of the loan as of December 31, 2025 described above, loan’s interest rate margin over SOFR and average SOFR rates of about 3.36%, 2.99%, 3.56%, 4.24%, 5.06% and 6.14% per annum for the following five years up to 2031, respectively, based on the SOFR yield curve as of December 31, 2025.

(2)

Refers to our obligation for management fees we expect to incur under our Master Management Agreements and management agreements with the shipowning companies in effect as of January 8, 2025 (with Eurobulk) and October 18, 2025 (with Latsco) and expiring on January 1, 2030 and October 18, 2028, respectively. The management fees have been computed for 2026 based on the agreed rate of 875 Euros per day per vessel for the containerships (approximately $1,033) and 1,250 Euros per day per vessel for the tanker vessel (approximately $1,475). For the years after 2026, we have assumed an annual increase in the daily management fee of 2.0% to account for inflation. We assumed a Euro to US dollar exchange rate of 1.18. We further assume that we hold our vessels until they reach the end of their estimated useful life, after which they are considered to be scrapped.

(3)

Refers to our obligation for management fees of $515,000 per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company. For the years after 2026, we have assumed an annual increase in the annual management fees of 2.0% to account for inflation. The agreement expires on January 1, 2030.

Working Capital Requirements and Sources of Capital

Working capital, which is current assets, minus current liabilities, amounted to approximately $3.0 million as of December 31, 2025 and $nil as of December 31, 2024. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. One of our vessels is pledged as collateral to the banks , and therefore if we were to sell such vessel, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining outstanding loan and credit arrangements.

We make capital expenditures from time to time in connection with our vessel acquisitions or vessel improvements. We have no current binding agreements to purchase any additional vessels but may do so in the future. We expect that any purchases of vessels will be paid for with cash from operations, with funds from new credit facilities from banks with whom we currently transact business, with loans from banks with whom we do not have a banking relationship but will provide us funds at terms acceptable to us, with funds from equity or debt issuances, or any combination thereof.

We incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the relevant period. We have a Special Survey and Intermediate Survey (in water) for our container vessels due in November and June 2027 respectively, while the tanker vessel’s Special Survey is due in September 2030. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We expect to fund these expenditures with cash on hand.

Please see Note 8 to our consolidated financial statements for additional information about our indebtedness.

Cash Flows

As of December 31, 2025, our cash and cash equivalent balances amounted to $3.6 million, $0.3 million of which were classified as restricted cash. As of December 31, 2024, we had nil working capital. For the year ended December 31, 2025, we reported a net income of $14.8 million and generated net cash from operating activities of $3.9 million. For the year ended December 31, 2024, we reported a net income of $3.8 million and generated net cash from operating activities of $5.0 million. Our cash balance amounted to $0.1 million as of December 31, 2024. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars and Euros.

Net cash from operating activities.

Our net surplus from cash flows provided by operating activities for 2025 was $ 3.9 million, compared to net surplus from cash flows of $5.0 million in 2024.

The major driver of the change of cash flows from operating activities for the year ended December 31, 2025 compared to the year ended December 31, 2024 is the decrease in the average number of vessels in 2025 to 2.2 vessels from 3.0 vessels in 2024, partly offset by the increase of our TCE rates to $16,986 for the year ended December 31, 2025, from $15,025 for the year ended December 31, 2025.

Net cash used in investing activities.

Net cash flows used in investing activities were $19.1 million for the year ended December 31, 2025 and $0.2 million for the year ended December 31, 2024.

The increase in cash outflows used in investing activities of $18.9 million from 2024 is mainly attributable to the increase in cash paid for the acquisition of a vessel by $31.8 million in the year ended December 31, 2025 compared to the corresponding period in 2024, partly offset by the increase in the proceeds from the sale of a vessel of $12.9 million in the same period compared to the same period of 2024.

Net cash used in/provided by financing activities.

Net cash provided by financing activities was $18.7 million for the year-ended December 31, 2025, compared to $5.1 million used in financing activities year ended December 31, 2024. This increase in net cash flows from financing activities of $23.8 million, compared to the year ended December 31, 2024, is attributable to the increase in net proceeds from long-term bank loans by $19.9 million, the decrease in repayment of long-term debt by $1.9 million in 2025 compared to the period of 2024 and the increase in dividends paid to our shareholders by $1.2 million in the twelve month period of 2025 compared to the same period of 2024 and the decrease in the net transfers to Former Parent by $3.2 million incurred in 2024 compared to 2025.

Year ended December 31, 2024 compared to year ended December 31, 2023

For a discussion of our cash flows for 2024 compared with 2023, please see “Item 5.B. Liquidity and Capital Resources” included in our 2024 Annual Report on Form 20-F (File No. 001-42465) filed with the SEC on May 15, 2025.

Debt Financing

We operate in a capital-intensive industry which requires significant amounts of investment, and we have historically funded a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage, and percentage of debt to capital.

As of December 31, 2024 we had no outstanding loan agreements.

As of December 31, 2025, we had one outstanding term loan facility with Piraeus Bank S.A. with an outstanding balance of $20.0 million as of December 31, 2025. We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt.

Piraeus Loan Facility

On November 14, 2025, we, through our subsidiary Avatar Marine Inc., entered into a term loan facility with Piraeus Bank S.A. for $20.0 million to partly finance the acquisition of the m/t Hellas Avatar, or the Piraeus Loan Facility. We fully guarantee the Piraeus Loan Facility. We fully drew $20.0 million under the Piraeus Loan Facility on November 18, 2025. The Piraeus Loan Facility bears interest at 1.6% per annum (or 3.6% default interest) plus Term SOFR. The Piraeus Loan Facility also has a margin reduction mechanism pursuant to which we can reduce the applicable interest rate to 0.7% plus Term SOFR if we deposit into a pledged account, an amount either (a) equal to the loan amount of $20.0 million or (b) if less than the loan amount, no less than the balloon payment of $10.76 million. Such reduced interest rate shall be applicable only to the amount so deposited, during the time it is held in the pledged account. We may withdraw such pledged amount at the end of any applicable interest period, provided that no event of default has occurred and that we are compliant with the minimum security coverage ratio pursuant to the facility. The Piraeus Loan Facility has a final maturity date of November 18, 2031. We are required to repay the Piraeus Loan Facility in 24 quarterly installments of $385,000, plus an additional balloon payment of $10.76 million is due along with the final quarterly payment. The Piraeus Loan Facility may be prepaid without penalty prior to maturity.

The Piraeus Loan Facility is currently secured by:

•	a first preferred mortgage over m/t Hellas Avatar;

•	a general assignment over the vessel’s earnings, insurances and any requisition compensation and any charters or charter guarantees;

•	a charter assignment in favor of the lender, in respect of any charter party exceeding 36 months in duration (excluding any extension options), if any;

•	pledges of bank accounts; and

•	pledges of subordinated liabilities owed by Avatar Marine Inc. to subordinated creditors.

The Piraeus Loan Facility contains various financial covenants requiring us to, among other things, ensure that:

•	the borrower maintains a minimum security coverage ratio of 120%;

•	the borrower maintains in its earnings account a minimum liquidity of $350,000 in aggregate during each six-month period with the first such period commencing on June 30, 2026, and every subsequent period commencing at six-monthly intervals thereafter;

•	Euroholdings maintains cash in an amount of not less than $300,000 per fleet vessel with financial indebtedness towards the lender or any other bank or financial institution and

•	Euroholdings maintains a maximum leverage ratio of 80%.

In addition, the Piraeus Loan Facility provides that a Change of Control without the prior written consent of the lender, may give rise to a mandatory prepayment in full of such facility. A “Change of Control” for the purposes of the Piraeus Loan Facility includes the occurrence of the following: (1) if we remain listed on the Nasdaq or another internationally recognized stock exchange acceptable to the lender, members of the Latsis family cease to own directly or indirectly more than 25% of our shares of common stock (and the voting rights attaching to those shares) in the aggregate and cease to remain (directly or indirectly) our largest individual shareholders in the aggregate; or (2) if our shares of common stock (or any part thereof) are delisted from the Nasdaq or any other internationally recognized stock exchange acceptable to the lender, members of the Latsis family cease to own (directly or indirectly) at least 50 per cent plus one share (inclusive) of our shares of common stock (and the voting rights attaching to those shares) in the aggregate, within a period not more than six months following our delisting; or (3) (a) members of the Latsis family or (b) members of the Latsis family and members of the Pittas family, jointly, cease to have the power to direct (whether by way of ownership of shares, proxy, contract, agency or otherwise) our investment, operating and financial policies.

The Piraeus Loan Facility also contains certain restrictive covenants and customary events of default, including those relating to cross-acceleration and cross-defaults to other indebtedness, non-compliance or repudiation of security documents, material adverse changes to our business, foreclosure on a vessel in our fleet. It also requires that the vessels mortgaged under the facility are at all times managed by our Tanker Manager. In addition, the borrower is only permitted to pay dividends if there is event of default continuing. The Piraeus Loan Facility also contains customary covenants that require us to maintain adequate insurance coverage and obtain the consent of the lender thereunder before we sell, lease, transfer or otherwise dispose of the vessel. The Piraeus Loan Facility also contains limitations on the occurrence of additional indebtedness

As at December 31, 2025, we were in compliance with the covenants of the Piraeus Loan Facility.

Dividends

On May 10, 2025, we declared a quarterly dividend of $0.14 per share of common stock, to shareholders of record on July 9, 2025. We paid this dividend on July 16, 2025. The aggregate amount of this dividend was $394,326.10.

On July 30, 2025, we declared a quarterly dividend of $0.14 per share of common stock to shareholders of record on September 9, 2025. We paid this dividend on September 16, 2025. The aggregate amount of this dividend was $394,326.10.

On November 6, 2025, we declared a quarterly dividend of $0.14 per share of common stock to shareholders of record on December 9, 2025. We paid this dividend on December 16, 2025. The aggregate amount of this dividend was $394,326.10.

On February 9, 2026, we declared a quarterly dividend of $0.14 per share of common stock to shareholders of record on March 10, 2026. We paid this dividend on March 16, 2026. The aggregate amount of this dividend was $394,326.10.

Please read “Item 8.A. Consolidated Financial Statements and Other Financial Information—Dividend Policy.”

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

Our results of operations depend primarily on the charter rates that we are able to realize. Charter rates paid for container and tanker vessels are primarily a function of the underlying balance between vessel supply and demand.

The demand for containership capacity is determined by the underlying demand for commodities transported in these vessels, which in turn is influenced by trends in the global economy. One of the main drivers of the containerized trade has been the growth in exports of finished goods. Demand for containership capacity is also affected by the operating efficiency of the global fleet (i.e., the average speed the fleet operates, port congestion). A factor affecting mainly the containership sector, especially during periods of high fuel prices and/or low charter rates, is slow-steaming (i.e., the practice of running a vessel at lower speeds to economize on fuel costs). Slow-steaming increases the number of ships required to carry a given amount of trade volume and thus increases demand for vessels as do higher levels of port congestion, leading to higher charter rates if all other factors influencing rates are unchanged.

The supply of containerships is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. According to industry sources, as of April 15, 2026, the capacity of the fully cellular worldwide container vessel fleet was approximately 33.29 million teu with approximately another 12.18 million teu, or, about 36.58% of the present fleet capacity on order. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; in 2022, due to the exceptional positive increase in the containership market, there were only 10 containerships accounting for 14,140 teu reported as sold for scrap within the year. Recycling activity picked up in 2023, with 82 containerships accounting for 156,420 teu sent to the scrapyard, while in 2024, only 58 containerships accounting for 82,670 teu were sent to the scrapyard. In 2025, only 11 vessels accounting for 6,000 teu were recycled due to another year of exceptional containership earnings. Scrap markets are expected to increase in 2026, amid supply pressure from fleet growth.

Declining shipping charter rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of April 15, 2026, approximately 50.4% of our ship capacity days in the remainder of 2026 are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters, when their present charters expire. The extent to which epidemics or pandemics, the wars in Ukraine and the Middle East and tensions in Venezuela and the Persian Gulf region will impact our future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted.

Over the course of 2025, the Baltic Dirty Tanker Index (“BDTI”) reached a high of 1,468 and a low of 799. Historically the BDTI has been characterized by volatility. Since the onset of the United States and Israel strikes against Iran in late February 2026, the BDTI has significantly increased. Although the BDTI was 3,111 as of April 15, 2026, there can be no assurance that the crude oil charter market will continue to increase, and the market could again decline.

The war in Ukraine has amplified the volatility in the tanker market. In the short term, the effect of the invasion of Ukraine has been positive for the tanker market, yet the overall longer-term effect on ton-mile demand is uncertain given that cargoes exported previously from Russia will need to be substituted by cargoes from different sources due to the oil and oil products embargo enacted by the United States, the European Union and the United Kingdom.

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the tanker freight market was positive, despite the short-term volatility in charter rates and increases on specific items of operating costs. If these conditions are sustained, the longer-term net impact on the tanker market and our business would be difficult to predict. However, such events may have unpredictable consequences, and contribute to instability in the global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially, and we do not expect them to be in the future. Currently, the Company’s charter contracts have not been affected by the events in Russia and Ukraine; however, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

The ongoing military conflict between Israel and Hamas has had a direct and indirect impact on the trade of crude oil and refined petroleum products. In addition, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen which armed Houthi groups have claimed responsibility for and which have resulted in casualties and sunken or damaged vessels. Under a May 2025 agreement, the Houthi militant group declared that it would stop targeting most commercial ships crossing the Red Sea, although in July 2025 the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which, if sustained, could reduce regional instability in the Eastern Mediterranean. However, whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. Heightened security risks because of attacks on merchant vessels transiting through the Red Sea to or from the Suez Canal has led to an increase in ton-mile demand for vessels as more vessel owners are opting to re-route their vessels around the Cape of Good Hope. Following attacks on merchant vessels in the region of the Bab al-Mandab Strait and the Gulf of Aden at the southern end of the Red Sea, there is disruption in the maritime trade towards Mediterranean Sea through the Suez Canal. As a result, we have diverted our fleet from sailing in the specific region. While our vessels currently do not sail in the Red Sea, we will continue to monitor the situation to assess whether the trade disruption could have any impact on our operations or financial performance. Any dramatic escalation of the trade disruptions could lead to increased operational costs incurred by our business, or otherwise harm our financial condition, results of operation and cash flows.

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host US military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. Further, shipping through the Strait of Hormuz, a waterway essential to the shipment of crude oil and refined petroleum, may experience prolonged disruption. Iran’s Islamic Revolutionary Guard Corps has warned vessels to avoid the passage. Increased electronic interference may affect navigational and tracking systems, which would heighten the risk of vessel collisions. Although it is impossible to predict exactly how this conflict will affect the tanker industry, it is very likely that a prolonged war will have significant impacts across the sector.

Iran has recently targeted ships in or near the Strait of Hormuz, a waterway essential to global trade, by mining the waterway and attacking vessels with drone and missile strikes, which has significantly compromised the safety of vessels and crew onboard in the region, and has resulted in the effective closure of the Strait of Hormuz to commercial traffic. Many shipping companies have therefore rerouted their vessels away from transiting the Strait of Hormuz, which has significantly affected trading patterns, freight rates, and voyage expenses. While there is significant uncertainty about the duration of the armed conflict in Iran, these events have destabilized the region and may lead to further significant and prolonged disruptions across all sectors of the shipping industry. If any vessels are in the area and are unable or unwilling to transit due to security concerns then the relevant charter counterparty may try to claim that the owner has not complied with its charterparty contractual obligations, otherwise refuse to pay its charterhire or demand that the shipowner purchase additional insurance, among other things. In addition, vessels in the area are generally more at risk of attack.

In general, war and global conflicts can have direct and indirect impact on the trade of crude oil and refined petroleum products. The effect, if any, of any particular war or conflict is hard to predict in consequences, severity and length of time, but could have an impact on shipping and the tanker market.

Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs and investment in the territories and countries where we or our customers operate, or the perception that they may occur, can depress shipping demand and amplify volatility in the tanker market. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act, or the IEEPA. In February 2026, the Supreme Court of the United States struck down the tariffs imposed via the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented temporary, 150-day 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 are set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain.

Important Measures and Definitions for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession, including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days when vessels are in layup. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

Available days. We define available days as the total number of calendar days in a period net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys, or days when vessels are in layup. The shipping industry uses available days to measure the number of days in a period during which vessels are available to generate revenues. Our definition of available days may not be comparable to that used by other companies in the shipping industry.

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

Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are (i) off-hire either waiting to find employment, or commercial off-hire, or (ii) for reasons such as unscheduled repairs or other off-hire time related to the operation of the vessels, or operational off-hire. We believe it provides additional meaningful information and assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and because we believe that it provides useful information to investors regarding the efficiency of our operations. We distinguish our fleet utilization into commercial and operational. We calculate our commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period. We calculate our operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Drydocking. We periodically drydock each of our vessels for inspection, repairs and maintenance, and any modifications to comply with industry certification or governmental requirements.

Time Charter Equivalent (“TCE”). A standard maritime industry performance measure used to evaluate performance is the TCE. TCE revenues are time charter revenues and voyage charter revenues, gross of commissions, minus voyage expenses. TCE revenues divided by the number of voyage days during the relevant time period is the daily TCE rate. Voyage expenses primarily consist of port, canal, and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter whereas under spot market voyage charters, we pay such voyage expenses. We believe that the TCE revenues and daily TCE rate neutralize the variability created by unique costs associated with particular voyages or the employment of ships on time charter or on the spot market and provides additional meaningful information in conjunction with time charter revenue generated by our vessels. We believe that TCE revenues and daily TCE rate provide additional meaningful information in conjunction with time charter revenue and voyage charter revenue, the most directly comparable U.S. GAAP measure, because they each assist the Company’s management in making decisions regarding the deployment and use of its vessels and because the Company believes that each provides useful information to investors regarding the Company’s financial performance. TCE rate is a standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements, and bareboat charters) under which the vessels may be employed between the periods. Our definitions of TCE revenues and daily TCE rate may not be comparable to those used by other companies in the shipping industry. TCE revenues and daily TCE rate are not measures of revenue under U.S. GAAP (i.e., they are non-GAAP measures) and should not be considered as alternatives to any measure of revenue and financial performance presented in accordance with U.S. GAAP.

Daily Total Operating Expenses. We calculate daily total operating expenses excluding drydocking expenses by dividing total operating expenses excluding drydocking expenses for the relevant period by ownership days for such period. We calculate total vessel operating expenses as the sum of vessel operating expenses, related party management fees, and general and administrative expenses. This measure assists our management and investors by increasing the comparability of our performance from period to period. Drydocking expenses include costs of shipyard, paints and agent expenses, which costs may vary from period to period. Our calculation of daily total operating expense may deviate from that reported by other companies. Daily Total Operating Expenses is not a U.S. GAAP measure (i.e., it is a non-GAAP measures) and should not be considered as alternatives to any measure of expense presented in accordance with U.S. GAAP.

Performance Indicators

The figures shown below are financial and non-financial statistical metrics used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable GAAP measures.

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated daily TCE rates, and industry analysts typically measure shipping freight rates in terms of daily TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the Company is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. In a bareboat charter, the customer pays for all of the vessel’s operating expenses, and undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during drydocking or due to other unforeseen circumstances. Because of the different nature of these types of arrangements, the amount of revenues earned by the Company can differ significantly between them.

In evaluating our financial condition, we focus on the below measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel’s present period employment, whether under a time charter, voyage charter, or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing, and the financial and operational evaluation of such actions and depend on the overall state of the shipping market and the availability of relevant purchase candidates.

Other Information Fleet Data	2023	2024	2025
Average number of vessels	3	3	2.2
Calendar days	1,095	1,098	788
Available days	1,091	1,039	769
Voyage days	1,025	1,032	765
Utilization Rate (percent)	94.0%	99.3%	99.5%
Average TCE rate (per day)	$16,785	$15,025	$16,986
Vessel Operating Expenses	$5,930	$5,785	$5,944
Management Fees	$847	$885	$1,117
G&A Expenses	$713	$744	$1,900
Total Operating Expenses excluding drydocking expenses (per day)	$7,490	$7,414	$8,961
Daily drydocking expenses	$811	$2,383	$744

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the consolidated statements of operations and our calculation of TCE rates for the periods presented.

	Year ended December 31,
	2023	2024	2025
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	17,458,102	16,043,730	11,919,860
Voyage charter revenue	-	473,055	1,892,232
Voyage Expenses	(253,264)	(1,010,520)	(814,615)
Time Charter Equivalent or TCE Revenues	17,204,838	15,506,265	12,997,477
Voyage days	1,025	1,032	765
Average TCE Rate	16,785	15,025	16,986

The following table reconciles our total operating expenses to daily total operating expenses (a non-GAAP measure). We calculate daily total operating expenses excluding drydocking expenses by dividing total operating expenses excluding drydocking expenses for the relevant period by ownership days for such period. We calculate total vessel operating expenses as the sum of vessel operating expenses, related party management fees and general and administrative expenses. We believe daily total operating expenses provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable GAAP measure, because it provides meaningful information to our investors in evaluating our financial performance.

	Year ended December 31,
	2023	2024	2025
(In U.S. dollars, except for calendar days which are expressed in U.S. dollars per day)
Vessel operating expenses	6,492,939	6,351,471	4,683,815
Related party management fees	927,573	971,346	880,359
General and administrative expenses	780,439	817,098	1,497,535
Total operating expenses excluding drydocking expenses	8,200,951	8,139,915	7,061,709
Calendar days	1,095	1,098	788
Total Operating Expenses excluding drydocking expenses (per day)	$7,489	7,413	8,961
Drydocking expenses	888,266	2,616,834	586,176
Drydocking expenses per day	811	2,383	744

E. Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities as of the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting estimates that involve a high degree of judgment and the methods of their application. For a description of all our significant accounting policies, see Note 2 to our annual audited financial statements included in this Annual Report.

Impairment of vessels

The Company’s long-lived assets are comprised of owned vessels. We review our vessels held for use for impairment whenever events or changes in circumstances (e.g., vessel market values, vessel sales and purchases, obsolescence or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, and overall market conditions) indicate that the carrying amount of the vesselsmay not be recoverable. In the event the independent fair market value of a vessel is lower than its carrying value, we determine future undiscounted net operating cash flows for the related vessels and compare them to their carrying values. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, we record an impairment loss calculated by taking the difference of the vessel’s carrying value to its estimated fair market value. We estimate fair market value primarily through the use of vessel valuations performed on an individual vessel basis, from various industry sources, which are based on recent sales and purchase transactions, reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values; news and industry reports of similar vessel sales; offers that we may have received from potential purchasers of our vessels; and vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

The carrying values of the Company’s vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

As of December 31, 2024 and 2025, we had no indicators of impairment on our vessels as their fair values exceeded their carrying values. Accordingly, no future undiscounted net operating cash flows were required to be determined for any of our vessels, and, as a result, this is not considered a critical accounting estimate as of December 31, 2025.

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy. In cases of vessels with impairment indicators, the Company determines the charter rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years (based on the length of charters that can be secured at the time of the analysis, generally, one to two years) and on inflation-unadjusted historical average rates for similar vessels, from year three onwards, for the remaining period for which we have determined that the vessel will be in operation. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the fixed charter rate of the contract is used for the period of the contract.

Our impairment exercise is highly sensitive on variances in the time charter rates and it also requires assumptions for:

•	the effective fleet utilization rate;

•	estimated scrap values;

•	vessel operating costs;

•	future drydocking costs; and

•	probabilities of sale for each vessel.

Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company’s past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company’s data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Specifically, we use our budgeted operating expenses multiplied by an annual escalation rate and our budgeted drydocking costs, assuming a five-year special survey cycle. Overall, the assumptions are based on historical trends as well as future expectations. The estimated salvage value of each vessel is $250 per light weight ton, in accordance with the Company’s vessel depreciation policy. We use a probability weighted approach for developing estimates of future cash flows used to test the vessels for recoverability when alternative uses are under consideration (i.e., sale or continuing operation of a vessel). Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

There can be no assurance as to how long-term charter rates and vessel values will increase as compared to their current levels and as compared to historical average levels for similarly aged vessels or whether they will improve by any significant degree. Charter rates, for containers especially, which improved significantly beginning in the second half of 2020 and declined again beginning in the second semester of 2022, but still remain above historical averages, may return to their previously very depressed levels which could adversely affect our revenue, profitability, and future assessments of vessel impairment. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life; however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how charter rates and vessel values will fluctuate in the future. Charter rates may, from time to time throughout our vessels’ lives, remain for a considerable period of time at depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Recent Accounting Pronouncements

Please refer to Note [2] of the financial statements included in “Item 18. Financial Statements” of this Annual Report for a description of recent accounting pronouncements that may apply to us.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following sets forth the name, ages and position of each of our directors and executive officers. Our directors serve for staggered, three-year terms, other than any members of our Board of Directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The current term of our Class A directors expires in 2028, the current term of our Class B directors expires in 2026 and the current term of our Class C directors expires in 2027. Officers are appointed from time to time by our Board of Directors or by any superior officer upon whom such power may be conferred by the Board of Directors and hold office until a successor is appointed or their resignation, death, disqualification, or removal. The business address of each of our directors and executive officers listed below is the address of our principal executive offices: 4 Messogiou & Evropis Street, 151 24 Maroussi Greece.

Name	Age	Position
Aristides J. Pittas	66	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	66	Chief Strategy Officer and Treasurer
Athina Atalioti	33	Chief Financial Officer
Stephania Karmiri	58	Secretary
Symeon Pariaros	52	Chief Administrative Officer
Panagiotis Kyriakopoulos	65	Class B Director
George Taniskidis	65	Class C Director
Apostolos Tamvakakis	68	Class C Director
George Margaronis	59	Class A Director
Christos Triantafillidis	54	Class B Director

Biographical information with respect to each of our directors and our executive officers is set forth below.

Aristides J. Pittas has been a member of our Board of Directors and our Chairman and Chief Executive Officer since our inception on March 20, 2024. He is also member of the boards of directors and Chairman and Chief Executive Officer of Euroseas since May 2005 and EuroDry Ltd. since January 2018. He has also been a member of the board of directors and the Audit Committee of Pyxis Tankers Inc. (NASDAQ: PXS) since 2015. Since 1997, Mr. Pittas has also been the President of Eurochart, an affiliated shipbroking company specializing in chartering and selling and purchasing ships. Since 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliated containership management company. He resigned as Managing Director of Eurobulk in June 2005. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A., where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle-Upon-Tyne and Master of Science degrees in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Dr. Anastasios Aslidis has been our Chief Strategy Officer since January 8, 2025, our Treasurer since our inception on March 20, 2024 and a member of our Board of Directors since our inception until June 23, 2025. He was our Chief Financial Officer from our inception until January 8, 2025. He has been a member of the board of directors, Treasurer, and Chief Financial Officer of Euroseas since September 2005 and EuroDry Ltd. since January 2018. He is a member of the board of directors and chairman of the Audit Committee of Cosmos Health Inc. and a member of the board of directors of Vianair Inc. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 30 years of experience in the maritime industry. He also served as consultant to the boards of directors of shipping companies (public and private) advising on strategy development, asset selection and investment timing. Dr. Aslidis holds a Ph.D. in Ocean Systems Management and Master of Science degrees in Ocean Systems Management and Operations Research from the Massachusetts Institute of Technology. He also holds a Diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens.

Athina Atalioti has been our Chief Financial Officer since January 8, 2025. Ms. Atalioti has been a member of the finance team of Euroseas since March 2022 and has been involved in all corporate finance matters including preparation of financial results, financial analyses of transactions, investment evaluation, financial modelling & planning, board communications, and interfacing with the investment banking community and equity analysts. Prior to joining Euroseas, Ms. Atalioti was a Senior Associate at Grifon Capital, an affiliate of Fortress Investment Group, where she participated in the evaluation of investment opportunities totaling $27 billion across the real estate, shipping, and energy sectors. Ms. Atalioti holds a Master of Science degree in General Structural Engineering from the Imperial College London and a Diploma in Civil Engineering from the National Technical University of Athens.

Stephania Karmiri has been our Secretary since our inception on March 20, 2024. Since July 1995, Ms. Karmiri has been the Administration Manager at Eurobulk, our affiliated containership management company. At Eurobulk, Ms. Karmiri has been responsible for supporting sale and purchase transactions, vessel registrations/deletions, and bank loans, ensuring the regulatory compliance of the Eurobulk’s bank accounts, administrating the corporate matters of Eurobulk and its subsidiaries, and supervising office administration. From 1992 to 1995, she was secretary to the technical department of Oceanbulk Maritime SA, a ship management company. From 1988 to 1992, Ms. Karmiri served as an assistant to brokers at Allied Shipbrokers, a company that provides shipbroking services for sale and purchase transactions. Ms. Stephania Karmiri has a Bachelor of Science in Business Administration from the University of Patras.

Symeon Pariaros been our Chief Administrative Officer since our inception. Symeon Pariaros has over 20 years of experience in the maritime industry. He has served as Chief Administrative Officer of Euroseas Ltd. since 2007, and as Chief Administrative Officer of EuroDry Ltd. since 2018 following the spinoff from Euroseas Ltd. Before joining Euroseas, Mr. Pariaros worked for Clarksons as a drybulk chartering broker focusing on the Panamax segment. Between 2003 and 2006, he worked for Eurochart, a major chartering company controlled by the Pittas family. Between 2000 and 2002, Mr. Pariaros worked with his family company, International Marine Technical Services as a technical consultant to several shipping companies. Mr. Pariaros also worked for a joint venture in Cuba between Tsakos Shipping and Trading and a local shipyard as assistant superintendent engineer. Mr. Pariaros holds a B.Eng. degree from Brunel University in Manufacturing Engineering with Management and Business Studies.

Panagiotis Kyriakopoulos has been a member of our Board of Directors since July 31, 2024. He has also been a member of the board of directors of Euroseas since 2005 and has held the same positions with EuroDry Ltd. since 2018. Since 2002, he has been the Chief Executive Officer of Cambridge Finance Ltd., one of the leading mass media, infrastructure and technology management companies in Greece. From 1997 to 2002 he was the CEO of the Hellenic Post Group, the universal postal service provider in Greece, which has the largest retail network in Greece for postal and financial services products. From 1996 until 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From 1986 to 1996, he was the Managing Director of the Globe Group of Companies, a group active in the areas of shipowning and ship management, textiles and food, and distribution. The company was listed on the Athens Stock Exchange. From 1983 to 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of twelve vessels. Presently he is a member of the boards of directors of the Hellenic Federation of Enterprises (SEV), Quest Group SA, Ellaktor SA, Reds SA, Aktor Concessions SA. He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a Bachelor of Science degree in Marine Engineering from the University of Newcastle-Upon-Tyne, a Master of Science degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology and a master’s degree in business administration (MBA) from Imperial College, London.

George Taniskidis has been a member of our Board of Directors since July 31, 2024. He has also been a member of the boards of directors of Euroseas since 2005 and EuroDry Ltd. since 2018. He is the Chairman of Optima Bank and Chairman of Core Capital Partners, a consulting firm specializing in debt restructuring. From 2002 to 2010, he was Chairman and Managing Director of Millennium Bank and he was also previously a member of the board of directors of BankEuropa (a subsidiary bank of Millennium Bank in Turkey). He was also a member of the Executive Committee and the board of directors of the Hellenic Banks Association. From 2003 until 2005, he was a member of the board of directors of Visa International Europe, elected by the Visa-issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank’s credit strategy and network. Mr. Taniskidis studied Law at the National University of Athens and at the University of Pennsylvania Law School, where he received a Master of Laws. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents’ Organization.

Apostolos Tamvakakis has been a member of our Board of Directors since July 31, 2024. Mr. Tamvakakis has also been a member of the boards of directors of Euroseas since 2013 and EuroDry Ltd. since 2018. From 2015 to 2017, he was independent non-executive Vice Chairman of the board of directors of Piraeus Bank. Since July 2012 he has served as a member of the boards of directors and committees of various companies. Appointed in December 2009, Mr. Tamvakakis was the Chief Executive Officer of the National Bank of Greece, until June 2012. From 2004 to 2009, he served as Chairman and Managing Director of Lamda Development, a real estate development company within the Latsis Group and from March 2009 to December 2009, he served as the Head of Strategy and Business Development of the Geneva-based Latsis Group. From October 1998 to April 2004, he served as Deputy CEO of the National Bank of Greece. Prior to that, he served as Deputy CEO of the National Mortgage Bank of Greece, as Deputy General Manager of ABN AMRO Bank, as Manager of Corporate Finance at the Hellenic Investment Bank, and as Planning Executive at Mobil Oil Hellas. He also served as Vice Chairman of the Athens Stock Exchange, Chairman of the Steering Committee of Interalpha Group of Banks, Chairman of Ethnokarta, National Securities, AVIS (Greece), ETEVA and the Southeastern European Board of the Europay Mastercard Group. Mr. Tamvakakis has also served on numerous boards of directors and committees: he is the Chairman and Managing Partner of EOS Capital Partners Alternative Investment Fund Manager, the investment manager of a private equity fund EOS Hellenic Renaissance Fund. He holds the positions of Vice Chairman of Gek Terna, Plaisio Computers, Hellenic Juices SA and is a member of the board of directors of ERGO Insurance Company, Eurocatering SA, Minerva SA, and S. Mentekidis AE. He is a graduate of the Athens University of Economics and has an M.A. in Economics from the Saskatchewan University in Canada with major in econometrics and mathematical economics.

George Margaronis has been a member of our Board of Directors since June 23, 2025. Since 2014, Mr. Margaronis has been the Chief Executive Officer of Latsco Shipping Limited, a shipping company that operates a fleet of crude tankers, product tankers, gas carriers, and dry bulk vessels. From 2002 to 2014, he headed the Athens operations of Clarksons, a global maritime consultancy and shipping services provider. From 1992 to 2002, Mr. Margaronis worked in various operational and commercial positions in several shipping companies. From 1989 to 1992, Mr. Margaronis was a dry cargo broker for H. Clarkson & Co. Ltd. In addition, he is a director in various companies within the Latsco Group. Mr. Margaronis received a B.A. in economics from Essex University and a M.Sc. in Shipping, Trade and Finance from Cass Business School (now known as Bayes Business School).

Christos Triantafillidis has been a member of our Board of Directors since June 23, 2025. Mr. Triantafillidis has been the Chief Financial Officer of Latsco Shipping Limited since 2016. From 2006 to 2016, Mr. Triantafillidis was the Finance Director of Latsco (London) Limited, another company within the Latsco Group. From 2002 to 2006, Mr. Triantafillidis worked in the Group Finance team of Private Financial Holdings Limited, an investment holding company within the Latsis Group, reporting directly to the Group CFO. From 1995 to 2001, Mr. Triantafillidis worked as an Associate and a Financial Analyst in the Mergers & Acquisitions and Corporate Finance groups of Lazard Frères & Co. LLC in New York. In addition to being a director in various companies within the Latsco Group, Mr. Triantafillidis is a director of SETE Saudia. Mr. Triantafillidis received his M.B.A. from INSEAD, a Master of Science degree in Engineering from Brown University, and a combined Bachelor of Science degree in Electrical Engineering and Bachelor of Arts degree in Business Economics from Brown University.

Family Relationships

Aristides P. Pittas, our former Vice Chairman and director, who resigned in 2025, is the cousin of Aristides J. Pittas, our Chairman, President and Chief Executive Officer.

There are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any person referred to above was selected as a director or member of senior management, except that Marla Investments Inc. suggested two directors to fill two vacancies on our Board of Directors, when it acquired 51% of our shares. See, also, the covenants of our loan facilities.

The Company is not aware of any agreements or arrangements between any director and any person or entity other than the Company relating to the compensation or other payments in connection with such director’s candidacy or service as a director of the Company.

For information regarding the Company’s Equity Incentive Plan, see “Item 6.B. Compensation—Equity Incentive Plan.”

B. Compensation

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, Chief Administrative Officer and Secretary are provided by Eurobulk. These services are provided to us under our master management agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for Eurozone inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. The amount of executive compensation to be paid to Eurobulk for the services of Mr. Aristides J. Pittas (our Chief Executive Officer), Ms. Athina Atalioti (our Chief Financial Officer), Dr. Anastasios Aslidis (our Chief Strategy Officer), Mr. Symeon Pariaros (our Chief Administrative Officer), Ms. Stephania Karmiri (our Secretary) and Mr. Konstantinos Siadimas (our Internal Auditor), was set at $500,000 for fiscal year 2025. In 2025 we paid the amount of $395,833 as executive compensation to Eurobulk. The fee under our master management agreement was adjusted to $515,000 for fiscal year 2026, to account for inflation.

Director Compensation

Our directors who are also our officers or have executive positions, or beneficially own greater than 10% of the outstanding common stock receive no compensation for serving on our Board of Directors or its committees.

Directors who are not our officers, do not have any executive position, and do not beneficially own greater than 10% of the outstanding common stock receive the following compensation: an annual retainer of $5,000, plus $1,250 for attending a quarterly meeting of the Board of Directors, plus an additional retainer of $3,000 if serving as Chairman of the Audit Committee. They also participate in the Company’s Equity Incentive Plan.

All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.

Equity Incentive Plan

Prior to the Spin-off, our Board of Directors adopted an equity incentive plan, or the 2025 Equity Incentive Plan. The 2025 Equity Incentive Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 200,000 shares over 10 years after the 2025 Equity Incentive Plan’s adoption date. Officers, directors, and employees (including any prospective officer or employee) of the Company and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and affiliates are eligible to receive awards under the 2025 Equity Incentive Plan. Awards may be made under the 2025 Equity Incentive Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares and cash awards.

On the date of the Spin-off, 35,760 non-vested shares were issued under the 2025 Equity Incentive Plan to 30 key persons. All of such non-vested shares vested on June 23, 2025 when we underwent a “change of control” when a majority of our issued and outstanding shares of common stock were sold to Marla. Of the 35,760 shares of common stock issued, awards to officers and directors of Euroholdings amounted to 17,420 shares of common stock, and the remaining 18,340 shares of common stock were awarded to employees of Eurobulk. The vesting of the 35,760 was accelerated due to the change in the Company’s control in June 2025 and the Company incurred share-based compensation of $286,080.

We do not have any employment or similar agreements with our directors or officers. In line with Nasdaq requirements, we have established a clawback policy which, subject to limited exceptions, requires that any incentive compensation (including both cash and equity compensation) paid to any current or former executive officer on or after October 2, 2023 to be subject to recoupment if (i) the incentive compensation was calculated based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements, without regard to any fault or misconduct; and (ii) that noncompliance resulted in overpayment of the incentive compensation within the three fiscal years preceding the date the restatement (“Clawback Policy”). The full text of our Clawback Policy is included as Exhibit 97.1 to this Annual Report.

We do not have a retirement plan for our officers or directors.

C. Board Practices

Our Board of Directors and executive officers oversee and supervise our operations.

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

Each director holds office until his successor is elected or appointed, unless his office is earlier vacated in accordance with our articles of incorporation, as amended and restated, or with the provisions of the BCA. The members of our senior management are appointed to serve at the discretion of our Board of Directors. Our Board of Directors and committees of our Board of Directors schedule regular meetings over the course of the year.

Under the Nasdaq rules and Rule 10A-3 of the Exchange Act, we believe that Mr. Panagiotis Kyriakopoulos, Mr. Apostolos Tamvakakis, and Mr. George Taniskidis are independent directors. As a foreign private issuer, we are exempt from certain Nasdaq requirements that are applicable to U.S. domestic companies, including the requirement to maintain a Board of Directors comprised of a majority of independent directors. We currently do not maintain a Board of Directors comprised of a majority of independent directors.

Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Audit Committee

We currently have an Audit Committee comprised of three independent members of our Board of Directors. The Audit Committee is responsible for (1) the appointment, replacement, compensation, and oversight of the work of the independent auditors and approving any non-audit work performed by such auditor, (2) the appointment, replacement, compensation, and oversight of the work of the internal auditor, (3) reviewing and approving the overall scope of the audit, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality control procedures, any material issues raised by the most recent internal quality-control review or peer review of the auditing firm, (5) assisting the Board of Directors in monitoring the integrity of our financial statements, the independent accountant’s qualifications, and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (6) discussing the annual audited financial and quarterly statements with management and the independent auditor, (7) discussing earnings press releases, as well as financial information and earning guidance, (8) discussing policies with respect to risk assessment and risk management, (9) meeting separately, periodically, with management, internal auditors, and the independent auditor, (10) reviewing any audit problems or difficulties, with the independent auditor, and management’s response, (11) establishing hiring policies for employees or former employees of the independent auditors, (12) annually reviewing the adequacy of the audit committee’s written charter, (13) handling such other matters that are specifically delegated to the audit committee by the Board of Directors from time to time, and (14) reporting regularly to the full Board of Directors.

The members of the Audit Committee are Mr. Panagiotis Kyriakopoulos (Chairman and “audit committee financial expert” as such term is defined in Regulation S-K), Mr. Apostolos Tamvakakis and Mr. George Taniskidis.

Code of Ethics

We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC. Our code of ethics is posted on our website: http://www.euroholdings.gr under “Corporate Governance.” We intend to disclose any waivers of the code of ethics on our website under “Corporate Governance.” Information on or accessed through our website does not constitute a part of this Annual Report and is not incorporated by reference herein.

Corporate Governance

In general, under the Nasdaq listing rules, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the Nasdaq. Please see “Item 16G. Corporate Governance.” If at any time we cease to be a “foreign private issuer” under the rules of the Nasdaq and the Exchange Act, as applicable, our Board of Directors will be required to take all action necessary to comply with the Nasdaq listing rules.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq listing rules. See “Item 10.B.—Memorandum and Articles of Association,” “Item 16G. Corporate Governance” and Exhibit 2.2 to this Annual Report.

D. Employees

We have no employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, Chief Administrative Officer, Internal Auditor, and Secretary: Mr. Aristides J. Pittas, Ms. Athina Atalioti, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Ms. Eirini Pitta, Mr. Konstantinos Siadimas and Ms. Stephania Karmiri, respectively. Eurobulk and Latsco, through crewing agents, also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel. As of December 31, 2025, 28 officers and 44 crew members served on board the vessels in our fleet. We do not employ a significant number of temporary employees. None of the officers on our containerships are covered by collective bargaining agreements, although certain crew members (which are not our employees but hired through crewing agents) are parties to collective bargaining agreements. All of the officers and crew members on board the m/t Hellas Avatar are covered by collective bargaining agreements, although none of them are our employees.

E. Share Ownership

With respect to the ownership of our common stock by each of our directors and executive officers, and all of our directors and executive officers as a group, see “Item 7. Major Shareholders and Related Party Transactions.”

All of the shares of our common stock have the same voting rights and are entitled to one vote per share.

Equity Incentive Plan

See “Item 6.B. Compensation.”

Options

No options were granted during the fiscal year ended December 31, 2025. There are currently no options outstanding to acquire any of our shares.

Warrants

No warrants were granted during the fiscal year ended December 31, 2025. We do not currently have any outstanding warrants.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transactions

Α. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of April 15, 2026 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group as are contained in the public filings of such persons and based on knowledge of the Company. The percentage of common stock owned is based upon 2,816,615 issued and outstanding shares of the Company as of April 15, 2026. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any shares as to which the person has or shares voting or investment power. In addition, under SEC rules, a person beneficially owns any shares of common stock that the person or entity has the right to acquire within 60 days through the exercise of any right. Such shares of common stock, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held. The address for our directors and executive officers is: 4 Messogiou & Evropis Street, 151 24 Maroussi Greece.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of common Stock
Marla Investments Inc. (1)	1,437,697	51.0%
Friends Investment Company Inc. (2)	151,582	5.4%
Family United Navigation Co. (3)	87,160	3.1%
Aristides J. Pittas (4)	29,014	1.0%
Anastasios Aslidis	14,000	*
Panagiotis Kyriakopoulos	5,920	*
Apostolos Tamvakakis	3,336	*
George Taniskidis (5)	1,920	*
Symeon Pariaros	-	-
Stephania Karmiri	1,000	*
George Margaronis	-	-
Christos Triantafillidis	-	-
Athina Atalioti	300	*
All directors and officers and 5% owners as a group	1,731,929	60.5%
* Indicates less than 1.0%.

(1)

Represents 1,437,697 shares of common stock held by Marla Investments Inc., or Marla, and based on the Schedule 13D filed with the SEC on June 30, 2025. Nami Holding Inc. owns a controlling interest in Marla and, as such, may be deemed to beneficially own shares of common stock of the Company. Nami Holding Inc. disclaims beneficial ownership in the shares of common stock reported herein except to the extent of its pecuniary interest therein. Christian Paris Kassidokostas owns a controlling interest in Nami Holding Inc. Mr. Kassidokostas disclaims beneficial ownership in the shares of common stock reported herein except to the extent of his pecuniary interest therein.

(2)

Represents 151,582 shares of common stock held by Friends Investment Company Inc., or Friends, and based on Amendment No. 1 to the Schedule 13D filed on June 27, 2025. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its board of directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its board of directors.

(3)

Represents 87,160 shares of common stock held by Family United Navigation Co., or FUN. A majority of the shareholders of FUN are members of the Pittas family. Investment power and voting control by FUN resides in its board of directors which consists of three directors, affiliated with the Pittas family. Actions by FUN may be taken by a majority of the members on its board of directors.

(4)	Does not include 20,300 shares held of record by Friends, by virtue of Mr. Pittas’ ownership in Friends. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest

(5)

Does not include 1,970 shares held of record by Friends, by virtue of Mr. Taniskidis’ ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest.

Euroholdings Ltd was formed on March 20, 2024 and had one shareholder—Euroseas Ltd.—until March 17, 2025. On March 17, 2025, Euroseas Ltd. distributed to its shareholders, on the basis of one share of our common stock for every 2.5 shares of Euroseas’ common stock. See “Item 4.A. History and Development of the Company.”

On June 23, 2025, certain of our shareholders, all associated with the Pittas family, entered into a stock purchase agreement and sold 51.04% of the Company’s outstanding common stock to Marla, a company affiliated with the Latsis family. Members of the Pittas family retained approximately 7.3% interest in the Company immediately after the closing of the transaction. As part of such sale, Containers Shareholders Trinity Ltd. sold 1,098,804 shares of common stock (representing 39.0% of the issued and outstanding shares of common stock, and reducing its ownership to nil), Friends. sold 64,626 shares of common stock (representing a sale of 2.3% of the issued and outstanding shares of common stock, and reducing its ownership from 7.7% to 5.4%), Eurobulk Marine Holdings Inc. sold 211,267 shares of common stock (representing 7.5% of the issued and outstanding commons shares, and reducing its ownership to nil), and Family United Navigation Co. sold 63,000 shares of common stock (representing a sale of 2.2% of the issued and outstanding shares of common stock, and reducing its ownership from 3.1% to less than 1.0%).

As of April 15, 2026, we had 19 shareholders of record, eight of which were located in the United States. One such shareholder of record is Cede & Co., a nominee of The Depository Trust Company, which is located in the United States, and it held 1,362,723 of our issued and outstanding shares of common stock, representing 48.4% of our issued and outstanding shares of common stock. We believe that the shares of common stock that are held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. Our major shareholders have the same voting rights as our other shareholders.

To the best of our knowledge, except as disclosed in the table above, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. In the normal course of business, there may be institutional investors that buy and sell our shares. It is possible that significant changes in the percentage ownership of these investors will occur. We are not aware of any arrangements, the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

The operations of our containership vessels are managed by Eurobulk, an affiliated ship management company owned by our Chairman and Chief Executive Officer and his family, under a master management agreement with us and separate management agreements with each containership owning company. Pursuant to the master management agreement, Eurobulk is responsible for (i) being the manager of our two container vessels, (ii) providing crewing, technical, management, insurance freight management, accounting, chartering, sale and purchase, provisions, bunkering, and operations services to each vessel, (iii) compliance with SEC rules and regulations, including Sarbanes-Oxley, and (iv) providing executive services to the Company, including the provision of the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary. Eurobulk is also responsible for the commercial management services on our two containership vessels, which includes obtaining employment for those vessels and managing our relationships with the charterers of those two vessels. Eurobulk also performs technical management services for the containerships that we own, which includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares, and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services. We paid Eurobulk an annual fee of $500,000 plus 850 Euros per containership vessel managed per day effective as of January 1, 2025. Each of these fees will be adjusted for inflation every year until the termination of the Management Agreement on December 31, 2029 or earlier termination thereof. On June 23, 2025, in connection with the Marla Transaction, we entered into an amendment to the master management agreement, to provide we are no longer required to use Eurobulk as the manager of any vessels that we acquire in the future, that the master management agreement may be terminated by either party upon 90 days’ notice, and that Eurochart is not required to be the exclusive agent in respect of chartering and purchase and sale transactions. The foregoing description of the master management agreement is not complete and is qualified in its entirety to the full text of the master management agreement, and the amendment thereto, copies of which are attached hereto as Exhibits 4.3 and 4.7 and are incorporated by reference herein.

The master management agreement will be adjusted annually for inflation in the Eurozone every January 1. From January 1, 2025, the vessel fixed management fee was adjusted for inflation at Euro 850 (approximately $1,003, using the exchange rate as of December 31, 2025, which was $1.18 per Euro) per day per vessel. As of January 1, 2026, this fee was adjusted to Euro 875 (approximately $1,033, using the exchange rate as of December 31, 2025, which was 1.18 per Euro) per day per vessel in operation and Euro 437.50 (approximately $516, using the exchange rate as of December 31, 2025, which was $1.18 per Euro) per day per vessel in lay-up or under construction. This daily fee is 425 Euros per vessel per day or approximately $502 (based on 850 Euros divided by half), using the exchange rate as of December 31, 2025, which was $1.18 per Euro, for any vessels that are laid up.

We paid Eurobulk $805,184 in 2025, for daily management fees for the vessels managed, and we were allocated nil in 2025, of the annual fee paid by Euroseas to Eurobulk, which is a proportion of the fixed annual management fee paid to Eurobulk included in General and Administrative expenses. From January 1, 2025, until March 16, 2025, this allocation amounted to $160,029. Furthermore, for the year ended December 31, 2025, the fixed management fee was set to $500,000 and was applied pro-rata starting as of the Distribution date of Euroholdings and amounted to $395,833.

Eurobulk has also entered into individual management agreements with the direct owners of each of the two containership owners that are our subsidiaries in order to provide the technical and commercial management of the ships for the daily fee described above, and which was amended on June 23, 2025. The foregoing description of the form of ship management agreement is not complete and is qualified in its entirety to the full text of the ship management agreement and its amendment, copies of which are attached hereto as Exhibits 4.8 and 4.9 and are incorporated by reference herein.

We receive chartering and sale and purchase services for our containerships from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price, if any. During 2025, the Company paid Eurochart $159,494 for chartering commissions and $131,500 for vessel sales. During 2024, the Company paid Eurochart $207,338 for chartering commissions and nil for vessel sales. During 2023, the Company paid Eurochart $227,556 for chartering commissions and nil commissions for vessel sales.

Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company, are affiliates to whom we pay a fee of about $50 per crew member per month and a commission on insurance premiums not exceeding 5%, respectively. Total fees charged by Sentinel and Technomar were $18,756 and $37,523 in 2023; $19,928 and $41,870 in 2024; and $15,521 and $33,646 in 2025, respectively.

Aristides J. Pittas is currently the Chairman of each of Eurochart and Eurobulk, both of which are our affiliates.

The Former Parent has granted us a right of first refusal, pursuant to a right of first refusal agreement, to acquire any containership vessel which it may consider selling in the future if the vessel is older than 15 years of age at the time of the sale. This right of first refusal terminates in three years, or earlier if Aristides J. Pittas is no longer the Chief Executive Officer of the Company and the majority of the directors of the Company’s Board of Directors are not also directors of Euroseas Ltd. The right of first refusal agreement also provides to us a right of first refusal over any employment opportunity for a container vessel older than 15 years pursuant to a market charter presented or available to the Former Parent with respect to any container vessel owned or chartered in, directly or indirectly, by the Former Parent. The foregoing description of the right of first refusal agreement is not complete and is qualified in its entirety to the full text of the right of first refusal agreement, a copy of which is attached hereto as Exhibit 4.4 and is incorporated by reference herein.

We entered into a contribution and conveyance agreement with the Former Parent, dated as of January 8, 2025, pursuant to which the Former Parent contributed certain vessel-owning subsidiaries to us in exchange for our shares of common stock. The Company agreed to pay any and all sales, use and similar taxes arising out of the contributions, conveyances and deliveries to be made pursuant to the agreement, and agreed to pay all documentary, filing, recording, transfer, deed, and conveyance taxes and fees required in connection therewith.

We have entered into a registration rights agreement with Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co. pursuant to which we granted them the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by the holders. Under the registration rights agreement, the holders have the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, they have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. This registration rights agreement also provides that we will indemnify the counterparties against certain liabilities. The foregoing description of the registration rights agreement is not complete and is qualified in its entirety to the full text of the registration rights agreement, a copy of which is attached hereto as Exhibit 4.5 and is incorporated by reference herein.

On June 23, 2025, we entered into a separate registration rights agreement with Marla Investments Inc., or Marla, pursuant to which we granted Marla, its affiliates and their successors and permitted assigns, the right, under certain circumstances and subject to certain restrictions, to require us to register for resale under the Securities Act, the shares of common stock held by it and certain other equity securities. Under this registration rights agreement, these persons have the right, once we become eligible to file a registration statement on Form F-3 or Form S-3, to cause us to file a “shelf” registration statement permitting resales of these securities on a delayed or continuing basis. Marla has the right to demand that we conduct an underwritten offering or “shelf takedown” under these registration statements, subject to certain conditions. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other shareholders or initiated by us, subject to certain requirements and customary conditions. This registration rights agreement also provides that we will pay certain expenses relating to the registrations and indemnify Marla against certain liabilities. The foregoing description of the registration rights agreement is not complete and is qualified in its entirety to the full text of the registration rights agreement, a copy of which is attached hereto as Exhibit 4.6 and is incorporated by reference herein.

On November 3, 2025, we entered into a memorandum of agreement to purchase the m/t Hellas Avatar, a medium-range (MR) product tanker vessel with capacity of 49,997 dwt, built in 2015 in South Korea, for a gross purchase price of $31.83 million from an affiliated party of Marla. An independent committee of disinterested directors was formed to evaluate and approve the transaction. The vessel was delivered on November 18, 2025.

On November 18, 2025, we entered into a management agreement, through our wholly owned vessel-owing subsidiary of our product tanker, with the Tanker Manager, an affiliate of Marla. Pursuant the management agreement, the Tanker Manager provides us with technical, commercial and crewing services relating to the product tanker. These services include crewing, purchasing stores, lubricating oils, and spare parts, paying wages, pensions, and insurance for the crew, and organizing other vessel operating necessities, such as the arrangement and management of drydocking and services in relation to compliance with the European Union Emissions Trading System, also known as EU ETS or ETS, and FuelEU Maritime, or FEUM. We pay a daily fixed management fee of 1,250 Euros (approximately $1,475, using the exchange rate as of December 31, 2025, which was $1.18 per euro), which is subject to an annual review every February 1. As per management agreement, a predelivery fee existed for one month prior to the vessel’s delivery and equaled to 625 Euros (approximately $738, using the exchange rate as of December 31, 2025, which was $1.18 per euro), which was half of the daily management fee. In the event the vessel is laid up for more than one month, the management fee will be 50% of the regular daily management fee until one month before the vessel is put back into service. The agreement may be terminated by the Tanker Manager or us, by prior written notice, provided that such termination shall be effective upon the later of November 18, 2028 and two months following such notice, unless otherwise terminated pursuant to other provisions of the agreement. Either party may also terminate with immediate effect upon default by the other party and failure to cure within a reasonable period. The Tanker Manager may terminate for issues such as non-payment or the employment of the vessel in unlawful or hazardous trades, among other things. Additionally, the agreement shall be deemed to be terminated upon the sale of the vessel to an unaffiliated third party or if the vessel becomes or is declared a total loss. Upon a proposed change of control of either us or the Tanker Manager, either party may terminate the agreement with one months’ notice, if the parties fail to agree to a change of control as set forth therein. In the event of termination, other than by default by the Tanker Manager, the daily management fee shall be payable for three months following the effective date of termination. In the event of termination, we would also be required to cover any severance costs (i.e., costs which are legally required to be paid to the crew as a result of early termination). As part of the commercial management, we receive chartering and sale and purchase services for our product tanker from the Tanker Manager, an affiliate of our majority shareholder, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price, if any. During 2025, the Company paid the Tanker Manager $23,653 for chartering commissions and nil for vessel sales. The foregoing description of the management agreement with the Tanker Manager is not complete and is qualified in its entirety to the full text of such management agreement, a copy of which is attached hereto as Exhibit 4.12 and is incorporated by reference herein. George Margaronis and Christos Triantafillidis, a Class A director and a Class B director, respectively, are directors of the Tanker Manager.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

Α. Consolidated Financial Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. To our knowledge, we are not a party to any material litigation where claims or counterclaims have been filed against us other than routine legal proceedings incidental to our business. We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, operating results or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, operating results or liquidity.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by our existing insurance policies, subject to certain deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

The declaration, timing, and amount of any dividend is subject to the discretion of our Board of Directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our financing arrangements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions, reserves established by our Board of Directors, increased or unanticipated expenses, additional borrowings and future issuances of securities, and other factors deemed relevant by our Board of Directors from time to time. Marshall Islands law generally prohibits the payment of dividends other than from surplus (but in case there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year) or while a corporation is insolvent or would be rendered insolvent by the payment of such dividend or when the declaration or payment would be contrary to any restrictions contained in our articles of incorporation, as amended.

Since our incorporation, and before we became a public company, we paid the following dividends:

Since we became a publicly traded company, we have paid the following dividends:

	Approximate
	Per Common
Month and Year Paid	Share Amount	Aggregate Amount
March 2026	$0.14	$394,326.10
December 2025	$0.14	$394,326.10
September 2025	$0.14	$394,326.10
July 2025	$0.14	$394,326.10

Historical dividend payments should not provide any promise or indication of future dividend payments.

Our financing arrangements impose certain restrictions to us with respect to dividend payments. Please see “Item 5.B. Liquidity and Capital Resources—Debt Financing.”

We can provide no assurance that dividends will be paid in the future and there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. Please see “Item 3.D. Risk Factors—Risks Relating to Our Shares of Common Stock—We may not pay dividends.”

Under current law, any dividends that we may pay in the future from earnings and profits may constitute “qualified dividend income” and as such may be eligible for a preferential United States federal income tax rate with respect to non-corporate United States shareholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see “Item 10.E.—Taxation” for additional information relating to the tax treatment of our dividend payments.

B. Significant Changes

There have been no significant changes since the date of the annual financial statements included in this Annual Report, other than those described in Note 16 “Subsequent Events” of our annual consolidated financial statements..

Item 9. The Offer and Listing

Α. Offer and Listing Details

The trading market for shares of our common stock is the Nasdaq Capital Market, on which our shares have traded under the symbol “EHLD” since March 18, 2025. All of our shares are in registered form. Our articles of incorporation, as amended and restated, do not permit the issuance of bearer shares.

B. Plan of Distribution

Not Applicable.

C. Markets

The trading market for shares of our common stock is the Nasdaq Capital Market, on which our shares have traded under the symbol “EHLD” since March 18, 2025.

A “when-issued” public trading market for Euroholdings’s shares of common stock began on March 7, 2025 on Nasdaq Capital Market under the symbol “EHLDV” and continued through the close of trading on March 17, 2025. Beginning on March 18, 2025, “when-issued” trading under the symbol “EHLDV” ended and Euroholdings began trading “regular-way” trading on the Nasdaq Capital Market under the symbol “EHLD.”

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10. Additional Information

Α. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Our amended and restated articles of incorporation were filed with the SEC as Exhibit 1.1 to our registration statement on Form 20-F on January 7, 2025, and our current amended and restated bylaws, were filed with the SEC as Exhibit 99.1 to our report on Form 6-K on June 16, 2025. The Statement of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Euroholdings Ltd is filed as Exhibit 3.1 to our registration statement on Form 8-A filed with the SEC on June 23, 2025. The information contained in these exhibits is incorporated by reference herein.

A description of the material terms of our amended and restated articles of incorporation and amended and restated bylaws and of our capital stock is included in “Description of Securities” filed as Exhibit 2.2 hereto and incorporated by reference herein.

Description of Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of shares of common stock are entitled to receive ratably (based on number of shares held) all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our share of common stock will be entitled to receive pro rata (based on number of shares held) our remaining assets available for distribution. Holders of our share of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences, and privileges of holders of share of common stock are subject to the rights of the holders of our preferred shares, including our existing classes of preferred shares and any preferred shares we may issue in the future. A further description of the shares of our common stock is included in “Description of Securities” filed as Exhibit 2.2 hereto and incorporated by reference herein.

Description of Preferred Stock

Our amended and restated articles of incorporation authorize our Board of Directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, among other things, the terms and rights of that series, including the designation of the series; the number of shares of the series; the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations, or restrictions of such series, including any dividend terms, redemption, liquidation preference, conversion, and voting rights, if any, of the holders of the series. A further description of the preferred shares that we may issue is contained within the “Description of Securities” filed as Exhibit 2.2 hereto and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

Shareholders Rights Agreement

On June 23, 2025, we entered into an Amended and Restated Shareholders Rights Agreement, or the Rights Agreement, with Equiniti Trust Company, LLC, as rights agent. Pursuant to the Rights Agreement, each share of common stock includes one right, or a Right, that entitles the holder to purchase from us one one-thousandth of a share of our Series A Participating Preferred Stock, par value $0.01 per share, at an exercise price of $30 per one one-thousandth of a Series A Preferred Share, subject to specified adjustments. The Rights will separate from the share of common stock and become exercisable only if a person or group (subject to limited exceptions) acquires beneficial ownership of 15% or more of our shares of common stock (including through entry into certain derivative positions) in a transaction not approved by our Board of Directors. In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, in lieu of one one-thousandth of a share of Series A Preferred Stock, upon payment of the exercise price, a number of our shares of common stock having a then-current market value equal to twice the exercise price. In addition, if we are acquired in a merger or other business combination after an acquiring person acquires 15% or more of our shares of common stock, each holder of the Right will thereafter have the right to purchase, in lieu of one one-thousandth of a share of Series A Preferred Share, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price. The acquiring person will not be entitled to exercise these Rights. Marla Investments Inc., a Marshall Islands corporation, Nami Holding Inc., a Marshall Islands corporation, Latsco Shipping Limited, a Bermuda company, Latsco Shipping Holding, a Cayman Islands company, Katakolo Shipping Inc., a Marshall Islands corporation, Latsco LNG LLC, a Marshall Islands limited liability company, Latsco LPG Inc., a Marshall Islands corporation, and Marla Shipping Limited, a Marshall Islands corporation, Christian Paris Kassidokostas, EFG Trust Company Limited, as trustee of the Westcape II Trust, EFG Trust Company Limited, as trustee of the Westcape V Trust, and each of their respective affiliates will not be considered an Acquiring Person regardless of the beneficial ownership and therefore may obtain beneficial ownership of 15% or more of the outstanding shares of common stock without causing the Rights to be exercisable.

A copy of the Rights Agreement was filed as Exhibit 4.1 our registration statement on Form 8-A filed with the SEC on June 23, 2025 and is incorporated by reference herein. A further description of the material terms of the Rights Agreement is included in “Description of Securities” filed as Exhibit 2.2 hereto and incorporated by reference herein.

C. Material Contracts

Attached as exhibits to this Annual Report are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this Annual Report. We refer you to “Item 4.A. History and Development of the Company,” “Item 4.B. Business Overview,” “Item 5.B. Liquidity and Capital Resources” “Item 6.B. Compensation,” “Item 7.B. Related Party Transactions,” “Item 10.B. Memorandum and Articles of Association” and “Description of Securities” filed as Exhibit 2.2 hereto for a description of other material contracts. Other than as discussed in this Annual Report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D. Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to holders of our shares that are not residents nor citizens of the Marshall Islands.

E. Taxation

The following is a discussion of the material Marshall Islands, Liberian and United States federal income tax considerations applicable to us and U.S. Holders and Non-U.S. Holders, each as discussed below, of our common stock.

Marshall Islands Tax Considerations

The following is applicable only to persons who are not citizens of and do not reside in, maintain offices in or carry on business or conduct transactions or operations in the Marshall Islands.

Because we (including our subsidiaries) do not, and assuming that we and our subsidiaries continue not to, carry on business or conduct transactions or operations in the Marshall Islands, and because we anticipate (and therefore assuming) that all documentation related to any offerings of our securities will be executed outside of the Marshall Islands, under current Marshall Islands law our shareholders will not be subject to Marshall Islands taxation or withholding tax on our dividends. In addition, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our shares, and such shareholders will not be required by the Marshall Islands to file a tax return related to our shares.

Liberian Tax Considerations

Under current Liberian law, no Liberian taxes or withholding will be imposed on payments to holders of our securities other than to a holder that is a resident Liberian entity or a resident individual or an individual or entity subject to taxation in Liberia as a result of having a permanent establishment within the meaning of the Liberia Revenue Code of 2000 as amended in Liberia.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country, or our country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and either

•	more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” (as defined below), which we refer to as the “50% Ownership Test,” or

•	our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands and Liberia, the jurisdictions where we and our shipowning subsidiaries were incorporated, each grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

In order to satisfy the 50% Ownership Test, a foreign corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-United States corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury Regulations) of countries, other than the United States, that grant an “equivalent exemption,” (2) foreign corporations that meet the Publicly-Traded Test and are organized in countries that grant an “equivalent exemption,” or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Treasury Regulations). A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Treasury Regulations). We do not believe that we satisfied the 50% Ownership Test for the 2025 taxable year. Furthermore, the certification requirements for satisfying the 50% Ownership Test are onerous, and there is no guarantee that we would be able to comply with the certification requirements if we were to satisfy the ownership requirements.

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

The Treasury Regulations also require that our stock be “regularly traded” on an established securities market. Under the Treasury Regulations, our shares of common stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the Listing Threshold. Our common stock, which is listed on the Nasdaq Capital Market and is our only class of publicly-traded stock, constituted more than 50% of our outstanding shares by value for the 2025 taxable year, and accordingly, we believe that we satisfied the listing threshold for the 2025 taxable year.

It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the Trading Frequency Test; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the Trading Volume Test. The Company currently satisfies and anticipates that it will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Tests will be deemed satisfied if, as is the case with our shares of common stock, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our shares of common stock, or 5% Shareholders, the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the SEC, as owning 5% or more of our shares of common stock. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our shares of common stock for more than half the number of days during the taxable year. In order to benefit from this exception to the 5% Override Rule, the Company must satisfy certain substantiation requirements in regards to the identity of its 5% Shareholders.

We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2025 taxable year because our nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2025 U.S. federal income tax returns.

Taxation in Absence of Exemption

To the extent that the benefits of Section 883 are unavailable for any taxable year, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions which we refer to as the “4% gross basis tax regime”. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at a rate of 21%. In addition, we may be subject to the 30% United States federal “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or in the case of leasing income, is attributable to such fixed place of business.

Based on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be “effectively connected” with the conduct of a United States trade or business for any taxable year.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States or will otherwise not be subject to U.S. federal income taxation.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our shares of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes special taxing rules, such as expatriates, banks, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, dealers or traders in securities or currencies, partnerships, S corporations, estates and trusts, investors that hold their shares of common stock as part of a hedge, straddle or an integrated or conversion transaction, investors whose “functional currency” is not the United States dollar or investors that own, directly or indirectly, 10% or more of our stock by vote or value. Furthermore, the discussion does not address alternative minimum tax consequences or estate or gift tax consequences, or any state tax consequences, and is limited to shareholders that will hold their shares of common stock as “capital assets” within the meaning of Section 1221 of the Code. Each shareholder is encouraged to consult and discuss with his or her own tax advisor the United States federal, state, local and non-United States tax consequences particular to him or her of the acquisition, ownership or disposition of shares of common stock. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of it.

This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers or traders in securities, investors whose functional currency is not the United States dollar, persons subject to an alternative minimum tax, persons subject to the tax on base erosion payments of taxpayers with substantial gross receipts, persons required to recognize income for United States federal income tax purposes no later than when such income is reported on an “applicable financial statement,” investors that own, actually or under applicable constructive ownership rules, 10% or more of our shares of common stock expatriates, banks, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, S corporations, investors that hold their shares of common stock as part of a hedge, straddle or an integrated or conversion transaction, and investors whose “functional currency” is not the U.S. dollar, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a U.S. Holder’s holding period in our common stock, then such U.S. Holder would be subject to different United States federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “qualified electing fund,” which election we refer to as a “QEF election”. As an alternative to making a QEE election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, if we were to be treated as a PFIC, a U.S. Holder of our common stock would be required to file annual information returns with the IRS.

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

U.S. Holders Making a Timely Mark-to-Market Election

Α U.S. Holder who makes a timely mark-to-market election with respect to our common stock would include annually in the U.S. Holder’s income, as ordinary income, any excess of the fair market value of the common stock at the close of the taxable year over the U.S. Holder’s then adjusted tax basis in the common stock. The excess, if any, of the U.S. Holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the common stock would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock. Α U.S. Holder’s tax basis in his common stock would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election. Α U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common stock; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock.

U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Α U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election, which we refer to as a “Non-Electing Holder”, would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (ii) any gain realized on the sale or other disposition of the common stock. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for the common stock; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning the common stock, the Non-Electing Holder’s successor would be ineligible to receive a step-up in the tax basis of that common stock.

Net Investment Income Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of such U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of our common stock, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income generally will not include a U.S. Holder’s pro rata share of the Company’s income and gain if we are a PFIC and that U.S. Holder makes a QEF election, as described above in “—U.S. Holders Making a Timely QEF Election.” However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder’s ordinary income and net investment income. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in our common stock.

United States Federal Income Taxation of “Non-U.S. Holders”

Α beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.

If a shareholder sells our common stock to or through a United States office of a broker, the payment of the proceeds is subject to United States information reporting unless the shareholder certifies that it is a non-U.S. person, under penalties of perjury, or the shareholder otherwise establishes an exemption, and the payment may also be subject to backup withholding tax under the circumstances set forth above regarding dividends. If a shareholder sells our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a shareholder sells our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

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

F. Dividends and paying agents

Not Applicable.

G. Statement by experts

Not Applicable.

H. Documents on display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. Our SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov, as well as on our website at www.euroholdings.gr. Information that is available on or accessed through these websites does not constitute part of, and is not incorporated by reference into, this Annual Report on Form 20-F.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our principal shareholders are exempt from the reporting provisions contained in Section 16 of the Exchange Act, and our directors, officers and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will also provide without charge to each person, including any beneficial owner of our shares of common stock, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Annual Report on Form 20-F. Please direct such requests to:

Euroholdings Ltd

4, Messogiou & Evropis Street

 Maroussi, 15124, Greece

Attn: Stephania Karmiri

Tel: +30-211-180-4 005

info@euroholdings.gr

I. Subsidiary Information

Not Applicable.

J. Annual Report to Security Holders

We are currently not required to provide an annual report to security holders in response to the requirements of Form 6-K.

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

Interest Rate Fluctuation Risk

We are exposed to market risks associated with changes in interest rates relating to our term loan facility. As of December 31, 2024 and December 31, 2023, we had no loans outstanding, and as of December 31, 2025 we had a $20.0 million principal balance outstanding under the term loan facility with Piraeus Bank S.A.

Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive income.

In 2025, the weighted average interest rate for our then-outstanding facilities in total was 1.60% and the interest rate on our term loan facility was 1.60%, plus a margin.

We will continue to have debt outstanding, which could impact our operating results and financial condition. Although we may in the future prefer to generate funds through equity offerings on terms acceptable to us rather than through the use of debt arrangements, we may not be able to do so. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

The following table sets forth the sensitivity of our term loan facility as of December 31, 2025 as to a 1.0% (100 basis points) increase in SOFR, during the next five years, and reflects the additional interest expense that will be incurred.

Year	Amount
2026	$192,300
2027	$176,900
2028	$161,500
2029	$146,100
2030 and thereafter	$224,480

Please see “Item 5.B. Liquidity and Capital Resources” for further information.

Foreign Currency Exchange Rate Risk

The international shipping industry’s functional currency is the U.S. dollar. We generate all of our revenues in U.S. dollars, but incurred approximately 20% of our vessel operating expenses and drydocking expenses in 2025 in currencies other than U.S. dollars. Comparatively, in 2024 approximately 20% of our vessel operating expenses and drydocking expenses were in currencies other than U.S. dollars . In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 7% in 2024 and 0.1% in 2025) are mainly in Euros and some other currencies. As of December 31, 2025, approximately 31% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year ended December 31, 2024 was $8,940, while the net foreign exchange loss for the year ended December 31, 2025 was $23,665. Our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2025, would have increased our vessel operating expenses and drydocking expenses by approximately $0.1 million and the fair value of our outstanding trade accounts payable by approximately $0.02 million.

Commodity Risk Exposure

The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns and regulations. Because we do not intend to hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows, and ability to pay dividends. When our customers pay fuel costs, which they generally do when our vessels are on bareboat or time charters, we expect that our customers factor the fuel efficiency of our vessels into the rates they are willing to pay to charter our ships.

Credit Risk

We only trade with charterers who have been subject to satisfactory credit screening procedures. We have historically derived a significant part of our revenues from a small number of charterers. In 2025, Samudera, accounted for 100% of our containership revenues. In 2024, ΖIM, Samudera and CMA CGM accounted for 57%, 21% and 17% of our containership revenues, respectively. Vintage Shipping accounted for 100% of tanker revenues in 2025. Furthermore, outstanding balances are monitored on an ongoing basis with the result that our exposure to bad debts is not significant. Typically, under our charters, the customer pays for the charter on the first day of each month or on the first and fifteenth day of the month, which reduces our level of credit risk. Provisions for potential credit losses are maintained as necessary.

With respect to the credit risk arising from our cash and cash equivalents and restricted cash, our exposure arises from default by the counterparties, with a maximum exposure equivalent to the carrying amount of these instruments. We mitigate such risks by dealing only with high credit quality financial institutions. For further information on the risks associated with our business, please see “Item 3.D. Risk Factors” for a discussion on our credit risks, among others.

Inflation

Historically, with the exception of rising costs associated with the employment of international crews for our vessels and the impact of global oil prices on the cost of lubricating oil, we had not experienced a significant impact on ship operating expenses, drydocking expenses, and general and administrative expenses. Currently, due to the continuing wars between Russia and Ukraine and Israel and Hamas, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East, including the recent military conflict in Iran, and other regions throughout the world, and changes in tariffs, trade barriers, and embargos, including recently imposed or announced tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries, and the new macroeconomic environment, among other factors, there is inflationary pressure which may, in turn, increase certain of our other operating expenses, such as the cost of spares and supplies, transportation costs, and other expenses, in addition to drydocking expenses and general and administrative expenses.

Liquidity

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability but can also increase the risk of losses. We minimize liquidity risk by maintaining sufficient cash and cash equivalents.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Pursuant to the Amended and Restated Shareholders Rights Agreement dated June 23, 2025, each share of common stock includes one preferred share purchase right that entitles the holder to purchase from us one-thousandth of a share of our Series A Participating Preferred Shares if any third party (except for Marla Investments Inc., a Marshall Islands corporation, Nami Holding Inc., a Marshall Islands corporation, Latsco Shipping Limited, a Bermuda company, Latsco Shipping Holding, a Cayman Islands company, Katakolo Shipping Inc., a Marshall Islands corporation, Latsco LNG LLC, a Marshall Islands limited liability company, Latsco LPG Inc., a Marshall Islands corporation, and Marla Shipping Limited, a Marshall Islands corporation, Christian Paris Kassidokostas, EFG Trust Company Limited, as trustee of the Westcape II Trust, EFG Trust Company Limited, as trustee of the Westcape V Trust, and each of their respective affiliates) acquires beneficial ownership of 15% or more of our shares of common stock without the approval of our Board of Directors.

The superior voting rights of our Series A Participating Preferred Shares, if any are issued, limit the ability of our holders of shares of common stock to control or influence corporate matters. See “Description of Securities,” attached hereto as Exhibit 2.2 and incorporated by reference herein, “Item 3.D. Risk Factors,” and “Item 10.B. Memorandum and Articles of Association.”

Item 15. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2025. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Management (our Chief Executive Officer and our Chief Financial Officer) has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2025 was effective.

However, it should be noted that because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements with certainty even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate / obsolete because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm because, as an emerging growth company, we are exempt from this requirement.

(d) Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that all the members of our Audit Committee qualify as financial experts and they are all considered to be independent according to Nasdaq and SEC rules. Mr. Panagiotis Kyriakopoulos serves as the Chairman of our Audit Committee and as the Audit Committee’s financial expert with Mr. Apostolos Tamvakakis and Mr. George Taniskidis as members.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to directors, officers and employees. Our code of ethics is attached as Exhibit 11.1 to this Annual Report and is posted in our website, http://www.euroholdings.gr, under “Corporate Governance.” Information on our website does not constitute a part of this Annual Report and is not incorporated by reference. We will also provide a hard copy of our Code of Ethics free of charge upon written request. Shareholders may direct their requests to Euroholdings Ltd, 4, Messogiou & Evropis Street, Maroussi, 15124, Greece, Attn: Stephania Karmiri, info@euroholdings.gr. We intend to disclose any waivers to or amendments of the Code of Ethics within five business days following the date of the amendment or waiver.

Item 16C. Principal Accountant Fees and Services

(a) Audit Fees

Deloitte Certified Public Accountants S. A. (PCA OB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor. Audit, audit-related and non-audit services billed and accrued from Deloitte Certified Public Accountants S.A., as applicable are as follows:

	2024 (dollars in thousands)	2025 (dollars in thousands)
Audit Fees	$154	$200
Audit-Related fees	-	-
Tax Fees	-	-
Other Fees	-	-
Total	$154	$200

Audit fees for 2025 related to professional services rendered for the audits of the consolidated financial statements of the Company for the years ended December 31, 2024 and 2025 and for the review of the quarterly financial information as well as in connection with any other audit services required for SEC or other regulatory filings or offerings.

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

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Our Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. We are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. While a number of the Nasdaq’s corporate governance standards do not apply to us as a foreign private issuer, we intend to comply with a number of those rules. The practices that we follow in lieu of Nasdaq’s corporate governance rules are described below.

•	We are not required under Marshall Islands law to maintain a board of directors with a majority of independent directors. We currently do not have a board of directors comprised of a majority of independent directors.

•	In lieu of a compensation committee comprised of independent directors, our Board of Directors will be responsible for establishing the executive officers’ compensation and benefits. Under Marshall Islands law, compensation of the executive officers is not required to be determined by an independent committee.

•	In lieu of a nomination committee comprised of independent directors, our Board of Directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our amended and restated bylaws.

•	In lieu of having an audit committee with the composition, size, authorities and responsibilities set forth in the Nasdaq rules, our audit committee is not required to have such composition, size, authorities and responsibilities.

•	In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the Board of Directors or committee thereof, and the Board of Directors or committee thereof approves such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested director, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors, by unanimous vote of the disinterested directors; or (ii) if the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the shareholders entitled to vote thereon, and such contract or transaction is approved by vote of such shareholders. Our articles of incorporation, as amended and restated, further limit our ability to enter into business transactions with interested shareholders.

•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bylaws also provide that shareholders may designate in writing a proxy to act on their behalf.

•	In lieu of holding regular meetings at which only independent directors are present, our entire Board of Directors, will hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.

•	In lieu of obtaining shareholder approval prior to adopting or materially revising any equity compensation plan, including our equity incentive plan, we will comply with provisions of the BCA, which allows the Board of Directors to approve all adoptions of and amendments to equity compensation plans including our equity incentive plan.

•	As a foreign private issuer, we are not required to obtain shareholder approval if any of our directors, officers, or 5% or greater shareholders has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company, or assets to be acquired, or in the consideration to be paid in the transaction(s) and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common stock or voting power of 5% or more.

•	In lieu of obtaining shareholder approval prior to the issuance of securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves all share issuances, including share issuances (i) in connection with the acquisition of stock or assets of another company; (ii) when it would result in a change of control; (iii) that are equity-based compensation of officers, directors, employees or consultants; or (iv) in connection with transactions other than public offerings. No shareholder approval is required to approve the issuance of securities to directors, officers or shareholders of the Company.

•	As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our principal shareholders are exempt from the reporting provisions and our directors, officers and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

If at any time we cease to be a “foreign private issuer” under the rules of the Nadaq and the Exchange Act, as applicable, our Board of Directors will be required to take all action necessary to comply with the Nasdaq corporate governance rules.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance standards. See “Item 10.B. — Memorandum and Articles of Association” and Exhibit 2.2 to this Annual Report.

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

Item 16K. Cybersecurity

Risk Management and Strategy

We, via our Containership Manager, have implemented a cybersecurity strategy involving various dedicated personnel and resources aimed at preventing, detecting and responding to cyberattacks, as well as being able to recover promptly in the event of material impact following a cyberattack. Additionally, we regularly update our cybersecurity processes to address cybersecurity trends and threats. Cybersecurity processes have been established to address material cybersecurity risks, including in connection with the following areas:

•	information technology and solution usage;
•	access control;
•	patch management;
•	security on specific environments (i.e. cloud, virtualization, automated systems, etc.);
•	log management;
•	network security;
•	systems security standards;
•	remote access;
•	cryptography;
•	mobile devices;
•	incident management.

In particular, we deploy a variety of methods of defense such as endpoint security, email and web filtering, access and identity management and security monitoring to provide appropriate levels of protection against cybersecurity threats.

We, via our Containership Manager, actively monitor our systems to prevent and detect any future cybersecurity threats and separately, we monitor cybersecurity threats or incidents committed against other companies as such events become public. We have engaged outside consultants that perform penetration testing and other tests to identify and suggest improvements to minimize the risk of a future cyber incident. This allows us to remain current with the latest trends in cybersecurity and make improvements to our defense strategy to consider newly identified and developing areas of cybersecurity threats. Our Containership Manager has put in place response procedures for prompt cybersecurity incident identification, reporting, and remediation if we are subject to an information system security breach. Our Containership Manager utilizes security standards and has established cross-functional risk control capabilities to facilitate operational implementation aligned with our cybersecurity processes.

The employees of our Containership Manager, who are the main users of our digital assets, are trained to face cybersecurity threats and attacks. The training covers areas such as personal digital footprint, privacy settings, phishing, information security at home and at work, ransomware, password hygiene, and business email compromise.

In the event of a cyberattack, the Chief Technology Officer of our Containership Manager uses the internal escalation channels to inform the management as further described below.

We closely monitor changes in data protection rules and guidance. This allows us to maintain compliance with applicable laws and to keep ahead of developments and regulatory shifts.

Ongoing risks from cybersecurity threats demand management vigilance, investment, and oversight. Although we have put in place the cybersecurity processes described above, cybersecurity attacks and incidents and misuse or manipulation of any of our IT systems could have a material adverse effect on our business strategy, results of operations, or financial condition. For more information about the cybersecurity risks we face, please read “Item 3.D. Risk Factors—Risks Relating to Our Business—Our information systems may fail or may be subject to security breaches,” as well as “Item 3.D. Risk Factors—Risks Relating to Our Business—The increased number of our shore personnel working remotely might increase our vulnerability to cyber-attacks and risk of cyber-security breaches.”

The governance of cybersecurity risks is overseen by our Board of Directors, with the audit committee dedicated to this area. This group receives regular updates on cybersecurity matters from our Containership Manager. This approach ensures that we are prepared to identify, assess, and respond to cybersecurity challenges, aligning our risk management with our organizational goals. As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

Governance

In 2024, our Containership Manager appointed a Chief Information Security Officer who oversaw information, cybersecurity, and technology security. The Chief Information Security Officer was knowledgeable about and monitored the prevention, detection, mitigation, and remediation of cybersecurity incidents. She developed appropriate plans to mitigate such risks. Such plans were validated by the members of our Board. The Chief Information Security Officer belonged to the Safety & Quality division of our Containership Manager and reported to our Chief Executive Officer. In March 2025, our Containership Manager appointed our Chief Technology Officer, or CTO, who took over the role of the Chief Information Security Officer.

Our CTO belongs to the Safety & Quality division of our Containership Manager and reports to our Chief Executive Officer. She leverages 15 years of experience in the Information and Communication Technology sector within the maritime industry. She holds a PhD in Telecommunications and Networks from the School of Electrical and Computer Engineering (ECE) at the National Technical University of Athens (NTUA), an MBA in Techno-Economics from NTUA and the University of Piraeus (UNIPI), and a Bachelor’s degree from ECE, NTUA. Currently, she is completing her MSc in Cybersecurity and Data Science at UNIPI. Our CTO is certified as an ISO27001 and ISO22301 TΟs Austria Lead Auditor and as a Certified Information Security Manager (CISM) by ISACA. Additionally, she serves as the Secretary of the board of directors for the Association of Maritime Managers in Information Technology and Communications (AMMITEC).

The Audit Committee oversees that the cybersecurity risks are well managed and reports on such management to the Board of Directors. The Board of Directors is also informed of such risks, as well as other cybersecurity matters, through periodic reports from our Containership Manager. Our Chief Executive Officer is responsible for overseeing the alignment of our cybersecurity strategy with the Company’s strategic plan. In the event of a cybersecurity incident, we have implemented a process in which the Chief Technology Officer would report such incident to our Chief Executive Officer and the Audit Committee if the incident is determined to present risk to us.

Cybersecurity Threats

We did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

Part III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

The financial statements set forth on pages F-1 through F-24, together with the report of independent registered public accounting firm, are filed as part of this Annual Report.

Item 19. Exhibits

1.1

Amended and Restated Articles of Incorporation of Euroholdings Ltd dated October 23, 2024 (incorporated by reference to Exhibit 1.1 to Euroholdings Ltd’s registration statement on Form 20-F (Reg. No. 001-42465) filed with the SEC on January 7, 2025)

1.2

Amended and Restated Bylaws of Euroholdings Ltd dated June 16, 2025 (incorporated by reference to Exhibit 99.1 to Euroholdings Ltd’s report on Form 6-K (Reg. No. 001-42465) filed with the SEC on June 16, 2025)

1.3

Statement of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Euroholdings Ltd (incorporated by reference to Exhibit 3.1 to Euroholdings Ltd’s registration statement on Form 8-A (Reg. No. 001-42465) filed with the SEC on June 23, 2025)

2.1*	Form of Common Stock Certificate*

2.2*	Description of Securities*

4.1

Amended and Restated Shareholders Rights Agreement dated June 23, 2025 between Euroholdings Ltd and Equiniti Trust Company, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to Euroholdings Ltd’s registration statement on Form 8-A (Reg. No. 001-42465) filed with the SEC on June 23, 2025)

4.2	2025 Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to Euroholdings Ltd’s annual report on Form 20-F (Reg. No. 001-42465) filed with the SEC on May 15, 2025)

4.3

Master Management Agreement dated January 8, 2025 between Euroholdings Ltd and Eurobulk Ltd (incorporated by reference to Exhibit 4.3 to Euroholdings Ltd’s annual report on Form 20-F (Reg. No. 001-42465) filed with the SEC on May 15, 2025)

4.4

Right of First Refusal Agreement dated March 17, 2025 between Euroholdings Ltd and Euroseas Ltd. (incorporated by reference to Exhibit 4.4 to Euroholdings Ltd’s annual report on Form 20-F (Reg. No. 001-42465) filed with the SEC on May 15, 2025)

4.5

Registration Rights Agreement dated March 17, 2025 among Euroholdings Ltd, Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co. (incorporated by reference to Exhibit 4.6 to Euroholdings Ltd’s annual report on Form 20-F (Reg. No. 001-42465) filed with the SEC on May 15, 2025)

133

4.6

Registration Rights Agreement dated June 23, 2025 between Euroholdings Ltd and Marla Investments Inc. (incorporated by reference to Exhibit 10.1 to Euroholdings Ltd’s report on Form 6-K (Reg. No. 001-42465) filed with the SEC on June 23, 2025)

4.7

Amendment No. 1 to the Master Management Agreement, dated June 23, 2025, between Euroholdings Ltd and Eurobulk Ltd. (incorporated by reference to Exhibit 10.2 to Euroholdings Ltd’s report on Form 6-K (Reg. No. 001-42465) filed with the SEC on June 23, 2025)

4.8	Form of Shipman 2024 (incorporated by reference to Exhibit 4.3 to Euroholdings Ltd’s registration statement on Form 20-F (Reg. No. 001-42465) filed with the SEC on January 7, 2025)

4.9*	Form of Amendment, Consent and Waiver dated between Eurobulk Ltd. and Containership Owner*

4.10*	Term Loan Facility dated November 14, 2025 between Avatar Marine Inc. as borrower, Euroholdings Ltd as guarantor and Piraeus Bank S.A. as original lender*

4.11*	Memorandum of Agreement dated November 3, 2025 between Halland Marine SA and Avatar Marine Inc. relating to the purchase of m/t Hellas Avatar*

4.12*	Standard Ship Management Agreement dated November 18, 2025 between Avatar Marine Inc. and Latsco Marine Management Inc.*

8.1*	Subsidiaries of the Company*

11.1	Code of Ethics & Anti-Bribery Policy (incorporated by reference to Exhibit 11.1 to Euroholdings Ltd’s annual report on Form 20-F (Reg. No. 001-42465) filed with the SEC on May 15, 2025)

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer*

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer*

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

97.1

Policy Regarding the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to Euroholdings Ltd’s annual report on Form 20-F (Reg. No. 001-42465) filed with the SEC on May 15, 2025)

101

* The following financial information from Euroholdings Ltd’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted as Inline eXtensible Business Reporting Language (iXBRL): (1) Consolidated Balance Sheets as of December 31, 2025 and 2024; (2) Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2025, 2024, and 2023; (4) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2025, 2024, and 2023; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; and (6) Notes to Consolidated Financial Statements.

104*	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

* Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUROHOLDINGS LTD (Registrant)

Date: April 30, 2026	By:	/s/ Aristides J. Pittas
Aristides J. Pittas Chairman, President and Chief Executive Officer

135

Euroholdings Ltd. Consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Euroholdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Euroholdings Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 30, 2026

We have served as the Company's auditor since 2024.

Euroholdings Ltd. Consolidated Balance Sheets December 31, 2024 and 2025 (All amounts, except share data, expressed in U.S. Dollars)

	Notes	2024	2025
Assets
Current assets
Cash and cash equivalents		129,541	3,343,183
Trade accounts receivable		443,229	1,831,129
Other receivables		65,259	194,160
Inventories	3	647,879	611,039
Prepaid expenses		107,799	216,500
Due from related companies	7	980,952	1,059,884
Total current assets		2,374,659	7,255,895

Long-term assets
Vessels, net	4	6,238,768	35,168,249
Restricted cash	8	-	300,000
Total assets		8,613,427	42,724,144

Liabilities and shareholders’ equity
Current liabilities
Long-term bank loan, current portion	8	-	1,516,677
Trade accounts payable		1,510,281	802,229
Accrued expenses	5	710,587	518,797
Deferred revenues		153,791	1,440,012
Total current liabilities		2,374,659	4,277,715

Long-term liabilities
Long-term bank loan, net of current portion	8	-	18,346,134
Total long-term liabilities		-	18,346,134
Total liabilities		2,374,659	22,623,849

Commitments and contingencies	10

Shareholders’ equity
Common stock (par value $0.01, 100,000,000 shares authorized, 0 and 2,816,615 issued and outstanding, respectively	15	-	28,166
Additional paid-in capital		-	6,496,682
Net former parent investment		6,238,768	-
Retained earnings		-	13,575,447
Total shareholders’ equity		6,238,768	20,100,295
Total liabilities and shareholders’ equity		8,613,427	42,724,144

The accompanying notes are an integral part of these consolidated financial statements.

Euroholdings Ltd. Consolidated Statements of Operations Years ended December 31, 2023, 2024 and 2025 (All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2023	2024	2025
Revenues
Time charter revenue		17,458,102	16,043,730	11,919,860
Voyage charter revenue		-	473,055	1,892,232
Commissions (including $227,556, $207,338, and $183,147, respectively, to related parties)	7	(961,530)	(876,154)	(583,741)
Net revenue		16,496,572	15,640,631	13,228,351
Operating expenses / (income)
Voyage expenses	11	253,264	1,010,520	814,615
Vessel operating expenses (including $56,279, $61,798 and $49,167, respectively, to related parties)	7,11	6,492,939	6,351,471	4,683,815
Vessel depreciation	4	1,465,858	43,070	302,962
Dry-docking expenses		888,266	2,616,834	586,176
Related party management fees	7	927,573	971,346	880,359
General and administrative expenses (including $436,493, $394,516 and $395,833, respectively, to related party)	6,7	780,439	817,098	1,497,535
Net gain on sale of vessel (including nil, nil and $131,500, respectively, to related party)	4,7	-	-	(10,230,210)
Other operating income	13	(2,271,816)	-	-
Total operating expenses / (income), net		8,536,523	11,810,339	(1,464,748)
Operating income		7,960,049	3,830,292	14,693,099
Other (expenses) / income
Interest and other financing costs	8	(224,874)	(65,989)	(137,787)
Interest income		-	-	226,779
Foreign exchange (loss) / gain		(2,681)	8,940	(23,665)
Other (expenses) / income, net		(227,555)	(57,049)	65,327
Net income		7,732,494	3,773,243	14,758,426
Weighted average number of shares outstanding during the year, basic and diluted		2,780,855	2,780,855	2,799,666
Earnings per share, basic and diluted		2.78	1.36	5.27

The accompanying notes are an integral part of these consolidated financial statements.

Euroholdings Ltd. Consolidated Statements of Shareholders’ Equity Years ended December 31, 2023, 2024 and 2025 (All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	Retained Earnings	Net Former Parent Investment	Total
Balance, January 1, 2023	-	-	-	-	6,298,897	6,298,897
Net transfers to former parent	-	-	-	-	(8,373,758)	(8,373,758)
Net income	-	-	-	-	7,732,494	7,732,494
Balance, December 31, 2023	-	-	-	-	5,657,633	5,657,633
Net transfers to former parent	-	-	-	-	(3,192,108)	(3,192,108)
Net income	-	-	-	-	3,773,243	3,773,243
Balance, December 31, 2024	-	-	-	-	6,238,768	6,238,768
Net income	-	-	-	14,758,426	-	14,758,426
Capitalization at spin-off, including issuance of common stock (refer to Note 1)	2,780,855	27,808	6,210,960	-	(6,238,768)	-
Issuance of restricted shares for stock incentive award and share-based compensation	35,760	358	285,722	-	-	286,080
Dividends declared ($0.42 per share)	-	-	-	(1,182,979)	-	(1,182,979)
Balance, December 31, 2025	2,816,615	28,166	6,496,682	13,575,447	-	20,100,295

The accompanying notes are an integral part of these consolidated financial statements.

Euroholdings Ltd. Consolidated Statements of Cash Flows Years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

	2023	2024	2025
Cash flows from operating activities:
Net income	7,732,494	3,773,243	14,758,426
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	1,465,858	43,070	302,962
Share-based compensation	-	-	286,080
Gain on sale of vessel	-	-	(10,230,210)
Amortization for deferred financing costs	19,600	33,740	2,811
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	635,153	77,430	(1,387,900)
Other receivables	(64,311)	199,855	(128,901)
Due from related companies	(868)	(353,109)	(78,932)
Inventories	(17,140)	(343,650)	36,840
Prepaid expenses	(12,146)	(55,642)	(108,701)
Increase / (decrease) in:
Trade accounts payable	5,653	944,801	(604,515)
Accrued expenses	(89,541)	551,605	(191,790)
Deferred revenues	(378,093)	90,053	1,286,221
Net cash provided by operating activities	9,296,659	4,961,396	3,942,391
Cash flows from investing activities:
Cash paid for vessel acquisition and vessel improvements	(556,722)	(208,134)	(31,981,257)
Net proceeds from sale of vessel	-	-	12,875,487
Net cash used in investing activities	(556,722)	(208,134)	(19,105,770)
Cash flows from financing activities:
Proceeds from long-term bank loan	-	-	20,000,000
Repayment of long-term bank loan	(700,000)	(1,925,000)	-
Loan arrangement fees paid	-	-	(140,000)
Net transfers to former parent	(8,373,758)	(3,192,108)	-
Dividends paid	-	-	(1,182,979)
Net cash (used in) / provided by financing activities	(9,073,758)	(5,117,108)	18,677,021
Net (decrease) / increase in cash and cash equivalents	(333,821)	(363,846)	3,513,642
Cash, cash equivalents and restricted cash at beginning of year	827,208	493,387	129,541
Cash, cash equivalents and restricted cash at end of year	493,387	129,541	3,643,183

Cash breakdown
Cash and cash equivalents	493,387	129,541	3,343,183
Restricted cash, long term	-	-	300,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	493,387	129,541	3,643,183

Supplemental cash flow information:
Cash paid for interest	208,049	54,636	-

Non-cash investing activities:
Capital expenditures for vessel acquisition and vessel improvements included in liabilities	-	103,537	-

The accompanying notes are an integral part of these consolidated financial statements

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

Euroholdings Ltd., referred to herein as “Euroholdings,” was formed by Euroseas Ltd. (or “Euroseas” or “Former Parent”) on March 20, 2024 under the laws of the Republic of the Marshall Islands to serve as the holding company of three subsidiaries (the “Subsidiaries”) contributed by Euroseas to Euroholdings on January 8, 2025 in connection with the spin-off of Euroseas’ vintage vessels (older than twenty-five years) (the “Spin-Off”). Euroseas contributed these Subsidiaries to Euroholdings, in exchange for common shares in Euroholdings, which Euroseas distributed on March 17, 2025 (the “Distribution Date”) to Euroseas’ shareholders of record as of March 7, 2025 (the “Record Date”), on a pro rata basis. Euroseas’ shareholders received one share of common stock of Euroholdings for every two and a half shares of common stock of Euroseas they owned as of the Record Date. On March 18, 2025, the common shares of Euroholdings Ltd. began trading on Nasdaq Capital Market under the symbol “EHLD”.

The Spin-off has been accounted for as a transfer of business among entities under common control. Accordingly, these accompanying consolidated financial statements of the Company have been presented as if the Subsidiaries were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the Subsidiaries, from their dates of incorporation.

The operations of the Company’s container vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Container Management Company” or “Container Manager”), a corporation controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The operations of the Company’s tanker vessel are managed by Latsco Marine Management Inc. (“Latsco” or “Tanker Management Company” or “Tanker Manager”), a company affiliated with the Company’s major shareholder (refer below). Latsco has an office in Greece located at Xenias 4, Kifisia, Greece. Eurobulk and Latsco (collectively the “Managers”) provide the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, while Eurobulk also provides executive management services, in consideration for fixed and variable fees (see Note 7).

The Latsis family is the controlling shareholder of Marla Investments Inc. (“Marla”), which, in turn, owns 51.0% of Euroholdings shares as of December 31, 2025.

The Company is a provider of container and tanker seaborne transportation services through ownership and operation of container carrier and tanker ship-owning companies. The accompanying consolidated financial statements include the accounts of Euroholdings and its wholly owned subsidiaries (collectively, the “Company”). Details of the Company’s wholly owned subsidiaries as of December 31, 2025, are set out below:

●

Joanna Maritime Ltd., incorporated in the Republic of Liberia on June 10, 2013, owner of the Liberian flag 22,301 DWT / 1,732 TEU container carrier M/V “Joanna”, which was built in 1999 and acquired on July 4, 2013.

●

Jonathan John Shipping Ltd., incorporated in the Republic of the Marshall Islands on August 19, 2016, owner of the Panamanian flag 18,581 DWT / 1,439 TEU container carrier M/V “Aegean Express,” which was built in 1997 and acquired on September 29, 2016.

●

Diamantis Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 30,360 DWT / 2,008 TEU container carrier M/V “Diamantis P,” which was built in 1998 and acquired on August 2, 2019. The vessel was sold on January 15, 2025 (see Note 4).

●

Avatar Marine Inc., incorporated in the Republic of the Marshall Islands on October 20, 2025, owner of the Maltese flag 49,997 DWT product tanker M/V “Hellas Avatar,” which was built in 2015 and acquired on November 18, 2025.

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information – continued

During the years ended December 31, 2023, 2024 and 2025, the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2023	2024	2025
Samudera Shipping Line Limited, Singapore	-	21%	87%
Vintage Shipping & Trading AG	-	-	13%
Zim Integrated Shipping Services Ltd	53%	57%	-
CMA CGM, Marseille	29%	17%	-
Summit Shipping Line Pte. Ltd., Singapore	17%	-	-

2.  Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies adopted by the Company:

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Euroholdings and its wholly owned subsidiaries from the date of incorporation until the date of disposal. Inter-company balances and transactions are eliminated on consolidation.

Use of estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other comprehensive income / (loss)

The Company has no other comprehensive income / (loss) and accordingly comprehensive income / (loss) equals net income / (loss) for all periods presented. As such, no statement of comprehensive income / (loss) has been presented.

Foreign currency translation

The Company’s functional currency is the U.S. dollar since its vessels operate in the international shipping market, and therefore primarily transact business in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction. The resulting exchange gains and/or losses on settlement or translation are included in the accompanying consolidated statements of operations.

Cash equivalents

Cash equivalents are cash in bank accounts, time deposits or other certificates purchased with an original maturity of three months or less.

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – continued

Restricted cash

Restricted cash reflects minimum cash deposits, per mortgaged vessel, with certain banks, required to be maintained under the Company’s borrowing arrangement.

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, comprises estimated recoveries from each voyage or time charter. For time charter receivables, the Company evaluates collectability and recognizes any impairment or uncollectible amounts when collection is no longer probable, based on a review of charterers-specific information and known facts and circumstances. For voyage charter receivables (within the scope of ASC 326, Financial Instruments—Credit Losses), the Company recognizes an allowance for expected credit losses. Such allowance is recorded as an offset to accounts receivable and changes in such allowance are recorded as provision for doubtful debt. Voyage charter receivables as of December 31, 2025, amounted to $1,799,817 ($nil as of December 31, 2024) and are assessed on a collective basis when similar risk characteristics exist and individually when specific charterers exhibit known disputes or collectability concerns. In measuring the allowance for expected credit losses, the Company considers historical loss experience, aging and past due status, charterer-specific information and current conditions, and reasonable and other relevant information, as well as ongoing credit evaluations of charterers. Bad debts or allowances are recorded in the period in which they are identified. There were no outstanding balances of allowance for credit losses or bad debt provisions as of December 31, 2024 and 2025.

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

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies - continued

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have an initial useful life of 25 years from the completion of their construction. As each vessel nears the completion of its useful economic life, this estimate is reassessed based on the Company’s intentions regarding the vessel’s future use. Where appropriate, the useful life may be extended for additional periods of up to 3 years, until the vessel’s next classification survey. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated initial useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $250 per light weight ton as of December 31, 2024 and 2025.

Impairment of vessels

The Company reviews its vessels held for use for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related vessels. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount, the Company records a charge under “Impairment loss” in the consolidated statement of operations, to reduce the vessel’s carrying value to its fair market value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As of December 31, 2024 and 2025, there were no indicators of impairment for any of the Company’s vessels.

Insurance claims and insurance proceeds

Claims receivable are recorded on the accrual basis and represent the amounts to be received, net of deductibles incurred through each balance sheet date, for which recovery from insurance companies is probable and the claim is not subject to litigation. Insurance proceeds are recorded according to type of claim that gives rise to the proceeds in the consolidated statements of operations and the consolidated statements of cash flow.

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – continued

Revenue and expense recognition

Revenues are generated from time charters or from voyage charter agreements. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified fixed or index-linked daily charter hire rate, which is generally payable 15 or 30 days in advance as determined in the charter party agreement. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or “dead” freight.

The duration of the time charter contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2023, 2024 and 2025 the duration of the Company’s time charter contracts ranged from 1 month to 3 years and certain time charter contracts included renewal options up to 3 months. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. A time charter generally provides typical warranties and owner protective restrictions. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period.

The Company, making use of the practical expedient for lessors, elected not to separate the lease and non-lease components included in the time charter revenue and accounts for the combined component as an operating lease in accordance with ASC 842, because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same, the lease component is the predominant component and the lease component, if accounted for separately, would be classified as an operating lease. The nature of the lease component and non-lease component that are combined as a result of applying the respective practical expedient are the hire rate for a bareboat charter as well as the fee for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubricants, respectively.

Both the lease component and non-lease component are earned by the passage of time. Revenues under a time charter contract are recognized on a straight-line basis over the term of the respective time charter agreements, beginning when the vessel is delivered to the charterer until it is redelivered back to the Company, and are recorded in “Time charter revenue” in the consolidated statement of operations. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight-line basis over the charter period.

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – continued

The Company has determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, and any change in the terms of the voyage charter requires the Company’s consent and are therefore considered service contracts that fall under the provisions of ASC 606 “Revenue from contracts with customers.” The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The majority of revenue from voyage charter agreements is usually collected in advance.

The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight-line basis over the voyage days from the loading of cargo to its discharge and is recorded in “Voyage charter revenue” in the consolidated statement of operations.

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the year ended December 31, 2025 amounted to approximately $91 thousands while for 2024 was nil. The Company did not enter into any voyage charters during the year ended December 31, 2023.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Vessel operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under time charter agreements, voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, holds cleaning, postage, extra war risk insurance and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the voyage related costs, such as the cost of bunkers, port charges, canal tolls and other voyage expenses whilst the vessel is on time charter. Certain voyage expenses paid by the Company, such as extra war risk insurance and holds cleaning may be recovered from the charterer; such amounts recovered are recorded as other income within “Time charter revenue” in the consolidated statements of operations.

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of bunker consumption, port and canal expenses and agency fees related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that are incurred from the later of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs.” These capitalized contract fulfilment costs are recorded under “Other receivables” and are amortized on a straight-line basis as the related performance obligations are satisfied.

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – continued

Commissions

Commissions (address and brokerage), regardless of charter type, are always paid by the Company, are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the consolidated statements of operations.

Dry-docking and special survey expenses

Dry-docking and special survey expenses are expensed as incurred.

Pension and retirement benefit obligations – crew

The ship-owning companies contract the crews on board the vessels under short-term contracts (usually up to 9 months). Accordingly, they are not liable for any pension or post-retirement benefits.

Dividends

Dividends, if any, are recorded in the Company’s financial statements in the period in which they are declared by the Company’s board of directors.

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

Stock incentive plan awards

Share-based compensation represents vested and non-vested restricted shares granted to officers and directors as well as to non-employees and are included in “General and administrative expenses” in the consolidated statements of operations. The shares to employees and directors as well as to non-employees are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period. Further, the Company accounts for restricted share award forfeitures upon occurrence.

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – continued

Evaluation of purchase transactions

When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Business Combinations (Topic 805): Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contribute to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. For asset acquisitions, the cost of the acquisition is allocated to individual assets and liabilities on a relative fair value basis. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income / (loss) by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock.

Diluted earnings / (loss) per share gives effect to all potentially dilutive securities to the extent that they are dilutive, using the treasury stock method.

Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expenses Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. The amendments primarily affect disclosure requirements (and do not change expense recognition or income statement presentation) and generally require disaggregation, in the notes, of relevant expense captions into prescribed natural expense categories, as well as disclosures about selling expenses. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its financial statements.

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

3. Inventories

Inventories consisted of the following:

	December 31, 2024	December 31, 2025
Lubricants	277,069	277,583
Bunkers	370,810	333,456
Total	647,879	611,039

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

4. Vessels, Net

The amounts in the accompanying consolidated balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2024	15,218,709	(9,248,542)	5,970,167
- Depreciation for the year	-	(43,070)	(43,070)
- Vessel improvements	311,671	-	311,671
Balance, December 31, 2024	15,530,380	(9,291,612)	6,238,768
- Depreciation for the year	-	(302,962)	(302,962)
- Vessel acquisition	31,833,687	-	31,833,687
- Vessel sale	(5,721,396)	3,076,118	(2,645,278)
- Vessel improvements	44,034	-	44,034
Balance, December 31, 2025	41,686,705	(6,518,456)	35,168,249

As of December 31, 2024 and 2025, there was no indication of impairment for the vessels as estimated fair value of each vessel exceeded its net book value.

Vessel improvements during the year ended December 31, 2024 mainly relate to the installation of Water Ballast Treatment system on one of the Company’s vessels while for the year ended December 31, 2025 they mainly relate to installation of new loading software to one of our vessels. All these installations qualified as vessel improvements and were therefore capitalized.

On nearing the end of the initially estimated economic useful life of “Aegean Express”, “Diamantis P.” and “Joanna” in 2022, 2023 and 2024 respectively, each vessel’s useful life was further assessed from 25 years based on the Company’s intentions of future use of such vessel and was increased by 3 additional years up to each vessel’s next drydocking. At the end of 2025 “Aegean Express” passed its special survey with drydock and its useful economic life was further extended until its next inspection (typically up to 3 years). These changes in accounting estimates did not have any impact in the Company’s net income, given that all vessels were fully depreciated at the time of change of these accounting estimates.

As of December 31, 2025, one of the Company’s vessels with a carrying value of $31.6 million was subject to first-priority mortgage as collateral under the Company’s loan agreement (Note 9). Two of the Company’s vessels, M/V “Joanna” and M/V “Aegean Express” are unencumbered.

Vessels acquired / delivered

Sale of vessel

On January 10, 2025, the Company entered into a memorandum of agreement to sell M/V “Diamantis”, a 30,360 DWT / 2,008 TEU 1998-built feeder container carrier, for further trading, at a gross price of $13.2 million, following the Company’s decision to opportunistically sell the vessel, benefitting from elevated vessel market values. The vessel was delivered to her new owners on January 15, 2025. The gain on the sale of the vessel is $10.2 million and is presented in the “Net gain on sale of vessel” line in the consolidated statement of operations for the year ended December 31, 2025.

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

4. Vessels, Net - continued

Vessel acquisitions

On November 3, 2025, the Company entered into a memorandum of agreement to purchase the M/V “Hellas Avatar,” a medium-range (MR) product tanker vessel with capacity of 49,997 dwt, built in 2015 in South Korea, for a gross purchase price of $31.83 million from a related party of Marla, not under common control. An independent committee of disinterested directors was formed to evaluate and approve the transaction. The vessel was delivered on November 18, 2025.

5. Accrued Expenses

The accrued expenses consisted of:

	December 31, 2024	December 31, 2025
Accrued payroll expenses	12,360	19,602
Accrued interest expense	-	133,828
Accrued commissions	28,836	52,943
Accrued repair expenses	335,000	116,000
Accrued liability for emission allowances	224,851	-
Other accrued expenses	109,540	196,424
Total	710,587	518,797

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

6. General and administrative expenses

General and administrative expenses for the years ended December 31, 2023 and 2024 and for the period from January 1st to March 16, 2025 represent an allocation of the expenses incurred by Euroseas based on the number of calendar days of Euroholdings’ vessels compared to the number of calendar days of the total Euroseas fleet. These expenses consisted mainly of executive compensation, professional fees, directors' liability insurance and reimbursement of directors' and officers' travel-related expenses. For the period from March 17 through December 31, 2025 all general and administrative expenses recognized by the Company are actual expenses of the Company. Again, these expenses consisted mainly of executive compensation, professional fees, directors' liability insurance and reimbursement of directors' and officers' travel-related expenses, as well as share-based compensation (see Note 15) and are included in ‘General and administrative expenses’ in the accompanying consolidated statements of operations.

7. Related Party Transactions

The Company’s vessel owning companies are parties to individual shipmanagement agreements with the Managers (see Note 1) which are controlled by members of the Latsis and Pittas families, whereby the Managers provided technical and commercial vessel management for a fixed daily management fee (see below), under Euroseas’ Master Management Agreement with Eurobulk (the “Euroseas MMA”) and Euroholdings’ Master Management Agreement with Eurobulk (the “Euroholdings MMA”),  and a ship management agreement with Latsco. An additional fixed management fee (see below) is paid to Eurobulk for the provision of management executive services. Under the MMA the Manager of the container vessels (Eurobulk) provides amongst other things accounting and compliance with SEC rules and regulations services while the Manager of the tanker vessel (Latsco) provides accounting services for the tanker vessel under the ship management agreement.

The Euroseas MMA was renewed effective January 1, 2023 for an additional five-year term until January 1, 2028. For the years ended December 31, 2023 and 2024, the Euroseas MMA provided for an annual adjustment of the daily vessel management fee due to inflation to take effect January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee for the period they are laid-up. The Euroseas MMA could be terminated by Eurobulk only for cause or by either party under other limited circumstances, such as sale of Euroseas or Eurobulk or the bankruptcy of either party. The Euroseas MMA, as periodically amended and restated, would have automatically been extended after each five-year period for an additional five-year period unless terminated on or before the 90th day preceding the termination date. Pursuant to the Euroseas MMA, each vessel-owning company, signed – and each future vessel owning company, upon acquisition of a vessel, would sign an individual ship management agreement - with the Manager with the rate and term of such agreements set forth in the Euroseas MMA effective at such time. From January 1, 2023, the vessel fixed management fee was adjusted for inflation at Euro 775 per day per vessel in operation. From January 1, 2024, the vessel fixed management fee was adjusted for inflation at Euro 810 per day per vessel in operation.

On January 8, 2025, Euroholdings signed the Euroholdings MMA, as further amended on June 23, 2025, for an additional five-year term until January 1, 2030. The MMA was effective as of January 1, 2025 with a vessel fixed management fee of Euro 850 (approximately $1,003, using the exchange rate as of December 31, 2025, which was $1.18 per euro) per day per vessel in operation. From January 1, 2026, the vessel fixed management fee was adjusted for inflation at Euro 875 (approximately $1,033, using the exchange rate as of December 31, 2025, which was $1.18 per euro) per day per vessel in operation. The Euroholdings MMA is terminable by either party upon 90 days’ notice.

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

7. Related Party Transactions- continued

On November 18, 2025, Euroholdings entered through the wholly owned vessel-owing subsidiary of its product tanker, into a ship management agreement with Latsco, for the provision of technical, commercial and crewing services in respect of its product tanker vessel. These services include crewing, purchasing stores, lubricating oils, and spare parts, paying wages, pensions, and insurance for the crew, and organizing other vessel operating necessities, such as the arrangement and management of drydocking and services in relation to compliance with EU-ETS and FuelEU regulations. The daily fixed management fee was 625 Euros (approximately $737.5, using the exchange rate as of December 31, 2025, which was $1.18 per euro) per day prior to vessel’s delivery commencing on October 18, 2025 and 1,250 Euros (approximately $1,475, using the exchange rate as of December 31, 2025, which was $1.18 per euro) per day after the vessel’s delivery, which is subject to an annual review every February 1. In the event the vessel is laid up for more than one month, the management fee will be 50% of the regular daily management fee until one month before the vessel is put back into service.

Vessel management fees paid to Eurobulk amounted to $927,573, $971,346 and $805,184 in 2023, 2024 and 2025, respectively. Vessel management fees paid to Latsco amounted to nil, nil and $75,175 in 2023, 2024 and 2025, respectively and are recorded under “Related party management fees” in the consolidated statements of operations.

An additional fixed management fee is paid to Eurobulk relating to executive compensation. For the years ended December 31, 2023 and 2024, the amount of such executive compensation (including the additional special bonus paid to the Manager’s employees and consultants) allocated to the Company was based on the proportion of the number of calendar days that related to Euroholdings’ vessels to the number of days of the entire fleet of Euroseas and amounted to $436,493 and $394,516 respectively. From January 1, 2025, until March 16, 2025, this allocation amounted to $160,029. For the year ended December 31, 2025, this fee was set to $500,000 and was applied pro rata starting as of the Distribution Date of Euroholdings and amounted to $395,833.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the vessel-owning companies by the Managers during the normal course of operations for which a right of off-set exists. As of December 31, 2024 and 2025, the amounts due from Eurobulk amounted to $980,952 and $977,497 and amounts due from Latsco amounted to nil and $82,387, respectively, which represent the advance for next month’s operating expenses, dry-dock expenses, vessel management fee and fee for management executive services. Based on the individual ship management agreements between the vessel-owning subsidiaries and the Managers an estimate of the next month’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s vessel-owning subsidiaries in the beginning of each month or the end of the previous month to their respective Manager.

The Company uses brokers for various services, as is industry practice. Eurochart S.A. (“Eurochart”), an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. The Company also pays Latsco a 1.25% commission for chartering services, applied on charter revenues for the tanker vessel. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for the acquisitions the Company makes using Eurochart’s services. There were no commissions to Eurochart for vessel sales or acquisitions in 2023 and 2024. For the year ended December 31, 2025 commission to Eurochart for the sale of M/V “Diamantis P” was $131,500. Commissions to Eurochart for chartering services were $227,556, $207,338 and $159,494 in 2023, 2024 and 2025, respectively. Commissions to Latsco for chartering services were nil, nil and $23,653 in 2023, 2024 and 2025, respectively. All these amounts are recorded in “Commissions” in the consolidated statements of operations.

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

7. Related Party Transactions - continued

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $18,756 and $37,523 in 2023, $19,928 and $41,870 in 2024 and $15,521 and $33,646 in 2025, respectively. These amounts are recorded in “Vessel operating expenses” in the consolidated statement of operations.

8. Long-Term Bank Loan

This comprises a bank loan of one of the Company’s ship-owning companies and is as follows:

Borrower	December 31, 2024	December 31, 2025
Avatar Marine Inc.	-	20,000,000
Less: Current portion	-	1,540,000
Long-term portion	-	18,460,000
Deferred charges, current portion	-	23,323
Deferred charges, long-term portion	-	113,866
Long-term bank loan, current portion net of deferred charges	-	1,516,677
Long-term bank loan, long-term portion net of deferred charges	-	18,346,134

The future annual loan repayments are as follows:

To December 31:
2026	1,540,000
2027	1,540,000
2028	1,540,000
2029	1,540,000
2030	1,540,000
Thereafter	12,300,000

On November 14, 2025, the Company signed a term loan facility with Piraeus Bank S.A. for an amount of up to $20,000,000, in order to finance the acquisition of M/V “Hellas Avatar.” The facility was drawn on November 18, 2025 by Avatar Marine Inc. as the borrower and Euroholdings as a guarantor. The loan is payable in twenty-four consecutive quarterly installments of $385,000 each, followed by a balloon payment of $10,760,000 to be paid together with the last installment in November 2031. The Company paid loan arrangement fees of $140,000 within 2025 for this loan. The loan bore interest at Secured Overnight Financing Rate, or “SOFR” plus credit adjustment spread, plus a margin of 1.60% and was secured with the following: (i) first priority mortgages over M/V “Hellas Avatar,” (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees as detailed below. The security cover ratio covenant for this facility was set at 120%.

In addition to the terms specific to the loan described above, the above loan is secured with a pledge of all the issued shares of the borrower.

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

8. Long-Term Bank Loan - continued

The loan agreement also contains covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions and minimum cash balance requirement (restricted cash). These cash deposits amounted to nil and $300,000 as of December 31, 2024 and 2025, respectively, and are included in “Restricted cash” under “Long-term assets” in the consolidated balance sheets. As of December 31, 2025, all the debt covenants are satisfied.

Interest expense relating to the loan assigned to M/V “Hellas Avatar” for the year ended December 31, 2025 amounted to $133,828. Interest expense relating to the loan assigned to M/V “Aegean Express” for the years ended December 31, 2023 and 2024 amounted to $205,274 and $32,249 respectively.

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

9. Income Taxes

Under the laws of the countries of incorporation and/or vessels’ registration of the companies noted in Note 1, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in “Vessel operating expenses” in the consolidated statement of operations.

Under the United States Internal Revenue Code of 1986, as amended (the "Code"), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Company, is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder (the “Regulations”). U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Under the Code, a corporation will be exempt from U.S. federal income tax if its stock is primarily and regularly traded on an established securities market in a country that grants an “equivalent exemption” to United States corporations, or in the United States, which is referred to as the “Publicly Traded Test.” The Regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be primarily traded on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. The Regulations further provide, in pertinent part, that a Company’s shares will be considered to be regularly traded on an established securities market if (i) one or more classes of its shares representing 50% or more of its outstanding shares, by voting power of all classes of shares of the corporation entitled to vote and of the total value of the shares of the corporation, are listed on the market and (ii) (A) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (B) the aggregate number of shares of such class of shares traded on such market during the taxable year must be at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year (and such trading frequency volume tests will be deemed satisfied if the relevant class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock). Notwithstanding the foregoing, the Regulations provide, in pertinent part, that a class of the Company’s shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of the Company’s outstanding shares (“5% Override Rule”).

The Company’s Former Parent’s stock was traded on the Nasdaq Capital Market, which is an established securities market, in 2023 and 2024. The Company’s common stock was traded on the Nasdaq Capital Market in 2025. For the taxable years 2023, 2024 and 2025 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source gross transportation income, as it believes that it (in the case of 2025) and its Former Parent (in the case of 2023 and 2024) were subject to the 5% Override Rule, but nonetheless satisfied the Publicly Traded Test for the respective years, because the non-qualified 5% shareholders did not own more than 50% of the Company’s or the Former Parent’s common stock for more than half of the days during the respective taxable years.

Euroholdings Ltd. Notes to consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

10. Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of December 31, 2025, future gross minimum revenues under non-cancellable time charter agreements total $8.1 million and is due in the year ending December 31, 2026. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

11. Voyage Expenses and Vessel Operating Expenses

These consisted of:

	Year ended December 31,
	2023	2024	2025
Voyage expenses
Port charges and canal dues	67,855	422,657	348,173
Bunkers	185,409	587,863	466,442
Total	253,264	1,010,520	814,615

Vessel operating expenses
Crew wages and related costs	3,310,347	3,351,607	2,490,222
Insurance	660,898	653,702	449,634
Repairs and maintenance	209,259	284,791	124,446
Lubricants	463,440	492,517	318,259
Spares and consumable stores	1,502,020	1,223,938	947,778
Professional and legal fees	91,919	38,568	22,136
Other	255,056	306,348	331,340
Total	6,492,939	6,351,471	4,683,815

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

12. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents and restricted cash, trade accounts receivable, other receivables and amount due from related companies. The principal financial liabilities of the Company consist of long-term bank loan, trade accounts payable and accrued expenses.

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

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents and restricted cash, trade accounts receivable, other receivables, trade accounts payable, accrued expenses and amount due from related companies approximate their individual carrying amounts as of December 31, 2024 and 2025, due to their short-term maturity. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loan, bearing interest at variable interest rates approximates its recorded value as of December 31, 2025, due to the variable interest rate nature thereof. SOFR rates are observable at commonly quoted intervals for the full terms of the debt agreements and hence fair value of a long-term bank loan is considered Level 2 item in accordance with the fair value hierarchy due to their variable interest rate.

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

13. Other operating income

In the year ended December 31, 2023, the Company recognized “Other operating income” of $2.27 million. The amount relates to loss of hire insurance in relation to M/V Aegean Express. No such case existed in the years ended December 31, 2024 and 2025.

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

The Company’s Chief Executive Officer, Mr. Aristides J. Pittas, is the chief operating decision maker (“CODM”). The CODM evaluates performance and allocates resources based on consolidated net income, which represents the Company’s measure of segment profit or loss. Net income is used to monitor budget versus actual results of the Company. The Company’s consolidated financial results are used in assessing the performance of the segment and in deciding whether to reinvest profits in the Company. As a result, management, including the CODM, reviews operating results solely by consolidated net income of the fleet, and thus the Company has determined that it operates under one operating and one reportable segment, that of operating container carriers and tankers. When the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

The following table summarizes the Company’s significant segment information:

	Year ended December, 31
	2023	2024	2025
Net Revenue	16,496,572	15,640,631	13,228,351
Voyage expenses	(253,264)	(1,010,520)	(814,615)
Vessel operating expenses	(6,492,939)	(6,351,471)	(4,683,815)
Dry-docking expenses	(888,266)	(2,616,834)	(586,176)
Related party management fees	(927,573)	(971,346)	(880,359)
General and administrative expenses	(780,439)	(817,098)	(1,497,535)
Interest and other financing costs	(224,874)	(65,989)	(137,787)
Other segment items (1)	803,277	(34,130)	10,130,362
Total	7,732,494	3,773,243	14,758,426

(1)	Other segment items of the segment include vessel depreciation, net gain on sale of vessel, other operating income, foreign exchange (loss) / gain and interest income.

Euroholdings Ltd. Notes to the consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 (All amounts expressed in U.S. Dollars)

15. Common Stock

As per the Company’s amended and restated articles of incorporation, the Company is authorized to issue 100,000,000 shares of common stock, par value $0.01 per share. As of December 31, 2025, the Company had issued 2,816,615 shares.

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

On March 17, 2025, Euroseas contributed the three Subsidiaries to the Company, in exchange for 2,780,855 common shares in Euroholdings, which Euroseas distributed to Euroseas’ shareholders of record as of March 7, 2025, on a pro rata basis. Euroseas’ shareholders received one share of common stock of Euroholdings for every two and a half shares of common stock of Euroseas they owned as of the Record Date.

In addition, prior to the Spin-off, the Board of Directors approved an equity incentive plan (the “2025 Equity Incentive Plan”). The 2025 Equity Incentive Plan will be administered by the Board of Directors which can make awards totaling in aggregate up to 200,000 shares over 10 years after the 2025 Equity Incentive Plan’s adoption date. On March 17, 2025, the Company issued 35,760 non-vested shares (representing 89,400 unvested shares of the Former Parent) to 30 key persons of the Former Parent and its Container Manager.The vesting of the 35,760 was accelerated due to the change in the Company’s control in June 2025 and the Company incurred share-based compensation of $286,080, which is included in “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2025.

For the year ended December 31, 2025, the Company declared dividends on its common stock totaling $1.18 million. Dividends of $0.14 per share were declared in each of May, July and November 2025 and paid in July, September and December 2025, respectively.

16. Subsequent Events

In February 2026 the Company declared a quarterly dividend of $0.14 per share for the fourth quarter of 2025, which was paid on March 16, 2026, to shareholders of record on March 10, 2026.

